                                                      EXHIBIT 99.2 --
                                                      INFORMATION MEMORANDUM
                                                      DATED MAY 15, 1998


                   OZEMAIL LIMITED INFORMATION MEMORANDUM

                            CORPORATE DIRECTORY

                                 DIRECTORS

                         Malcolm Turnbull, Chairman
                                Sean Howard
                                David Spence
                                Steven Ezzes
                               Trevor Kennedy

                             COMPANY SECRETARY

                               Michael Hughes

                                  AUDITORS

                              Price Waterhouse

                        LEAD MANAGER AND UNDERWRITER

                           ANZ Securities Limited

                                 SOLICITORS

                          Solomon Garland Partners

                               SHARE REGISTRY

                   National Registry Services Pty Limited
                          Level 1, Grosvenor Place
                             225 George Street
                           Sydney New South Wales



THE AUSTRALIAN STOCK EXCHANGE LIMITED ("ASX") DOES NOT TAKE ANY
RESPONSIBILITY FOR THE CONTENTS OF THIS INFORMATION MEMORANDUM. THE FACT THAT THE ASX MAY ADMIT OZEMAIL LIMITED TO ITS OFFICIAL LIST IS NOT TO BE TAKEN IN ANY WAY AS AN INDICATION OF THE MERITS OF OZEMAIL LIMITED.

THE DATE OF ISSUE OF THIS INFORMATION MEMORANDUM IS 15 MAY 1998

                             CHAIRMAN'S LETTER
Dear Investor,

You are invited to become an investor in a company that is Australia's largest Internet Service Provider and a leader in innovative Internet technology.

Since its inception in September 1994, the Company has achieved its position in the Australian Internet connectivity market through the provision of a strong network, a focus on customer service, and the continued roll-out of value-added services to both the commercial and residential market.

The Company's mission is to create shareholder value through innovative and competitive Internet service solutions domestically and overseas. Rather than following market trends in the world's most dynamic industry sector, we have chosen to lead the market, with our Internet telephony service offering being the most apparent example. It is now recognised internationally that the Internet is a viable carrier of long distance and international telephone calls. OzEmail Interline, an 88%-owned controlled entity of OzEmail, is pursuing strategies to develop this exciting growth opportunity.

Since our Initial Public Offering of American Depositary Shares on the NASDAQ National Market in the United States, we have experienced growing interest from the investment community in Australia. Our decision to list on the Australian Stock Exchange will provide Australian investors with a convenient means of investment in OzEmail.

In 1997, OzEmail Limited was pleased to be able to report on the following key achievements:

o the acquisition of a major Australian Internet connectivity competitor, Access One, in November 1997, cementing our predominant position in the Australian ISP market with over 180,000 active customer accounts at present;

o growth in the number of network affiliates who form part of the OzEmail Interline Internet telephony service offering around the world;

o strengthen our service to enterprise customers and further enhance specialised corporate services;

o continued innovation in the field of online content such as the introduction of OzEmail Sportswatch, a real time sports news service, through agreements with leading world news agencies.

In 1998, the Company is likely to face increasing competition in the Australian Internet service market but the Company believes that it can rise to the challenge. One of our major costs is related to the high cost of bandwidth between Australia and the United States. We have laid the groundwork for reducing such costs through two major infrastructure initiatives. The first, a satellite link from the West Coast of the United States to the Company's own earth stations in Sydney, Melbourne, Brisbane and Auckland recently began feeding OzEmail's Australian network with data from the United States. The Company is also joining the Southern Cross Cable consortium to acquire fibre capacity between the United States, New Zealand and Australia. This cable is expected to be ready for service in approximately two years.

OzEmail has come a long way in a very short time. This is only possible through the strong vision and unstinting efforts of the OzEmail team, which has grown in number from 9 members at its inception in 1994 to over 450 today. We all share a great sense of excitement about the challenges and opportunities ahead, both in Australia and around the world. We shall not lose sight of the need for our emphasis on innovation to create shareholder value.

This is your opportunity to buy shares as the Company seeks to list on the Australian Stock Exchange. We welcome your involvement as a new shareholder in the Company's home market as the Company embarks on the next phase of its development.

Malcolm Turnbull
Chairman

                   OZEMAIL LIMITED INFORMATION MEMORANDUM
                                  CONTENTS

Chairman's Letter

1.     Overview                                                       4

2.     Details of the Offer                                           6

3.     The Internet                                                   9

4.     OzEmail Operations                                            10

        4.1    OzEmail Products and Services                         10

        4.2    Customers/Pricing                                     13

        4.3    Network                                               14

        4.4    OzEmail Interline                                     15

        4.5    International Operations                              17

        4.6    Sales & Marketing and Consumer Online Services        17

        4.7    Recent and Imminent Acquisitions                      19

        4.8    Future Strategies                                     19

5.     Board of Directors, Management and Employees                  20

6.     Risks                                                         23

7.     Financial Overview                                            34

8.     Additional Information                                        38

9.     Financial Statements                                          51

10.    Glossary of Terms                                             95

11.    Application Form

1. OVERVIEW

AUSTRALIA'S LARGEST INTERNET SERVICE PROVIDER

OzEmail Limited with its subsidiaries ("the Company" or "OzEmail") is the leading provider (based on number of active customer accounts) of comprehensive Internet services in Australia. It provides access to an extensive network, regionally-focused content, Internet implementation services and a large customer support team. The Company's Internet services are designed to meet the different needs of its residential, educational and enterprise customers, ranging from low-cost dial-up to high performance continuous access services integrating the Company's Integrated Services Digital Network ("ISDN") capabilities and its consulting expertise. The Company believes that it has built a strong brand identity and that it has successfully positioned itself in the markets in which it currently operates. As of March 31, 1998, the Company's active customer base consisted of approximately 186,100 active customer accounts including approximately 10,688 active customer accounts in New Zealand. Following the acquisition in November 1997 of Access One Pty Limited ("Access One") the Company had 80 points of presence ("POPs") in Australia which provide local call access to over 80% of Australia's population. The Company also has extensive hubs in Sydney, Melbourne, Brisbane and Auckland.

The Company has consolidated its position in the Australian market with the acquisition of Access One, which is the third largest Internet service provider in Australia, with approximately 32,500 active customer accounts as at 31 December, 1997. The acquisition of Access One has had a negative impact on the Company's profitability in the first half of 1998 because of costs associated with the rationalisation and integration of the Access One network. The Company has begun and intends to continue creating efficiencies from the acquisition that it believes can be generated through the elimination of duplicated infrastructure between OzEmail and Access One and the rationalisation of excess bandwidth capacity to the United States. Furthermore, the Company believes that the acquisition presents a strategic opportunity to expand its presence in the enterprise and government sector of the market. The acquisition has also given the Company a presence in the wholesale Internet sector, which involves the re-sale of Internet bandwidth to smaller Australian Internet service providers.

The Company has continued to enhance its presence in the Australian Internet service market through the acquisition from Camtech (SA) Pty Limited ("Camtech") of its Internet service business in South Australia on 31 March 1998.

HISTORY

OzEmail was formed in September 1994 through a number of simultaneous transactions. As a result of these transactions, the proprietary electronic mail ("E-mail") service, previously controlled by the Company's Chief Executive Officer and principal founder, was transferred to OzEmail in exchange for all of the then outstanding ordinary shares of OzEmail. In July 1995 Voyager New Zealand Limited ("Voyager") was formed in New Zealand and commenced operations in November 1995. OzEmail owns 80% of the equity of Voyager with its founders owning the remaining 20%.

In February 1996, OzEmail became a public company. In May 1996 3,200,000 American Depositary Shares ("ADSs"), each then representing one ordinary share of OzEmail, were listed on the NASDAQ National Market ("NASDAQ") in the USA after a successful capital raising in the USA. In July 1996 the underwriters of the initial public offering exercised an over-allotment option to acquire a further 150,000 ADSs at US$14 each. Following a share split in September 1997 each ADS now represents 10 ordinary shares.

VOICE OVER INTERNET

OzEmail Interline, the Company's 88%-owned controlled entity, has developed a service that allows telephone calls to be made over the Internet from existing tone-dial phones for a significantly lower cost to the consumer than calls made through traditional telecommunications carriers. The service offering was developed in conjunction with Ideata Pty Limited ("Ideata"), an Australian technology company and owner of a 12% equity interest in OzEmail Interline.

It is the ongoing intention of OzEmail Interline to create an international network of affiliates responsible for rolling out the technology on a networked basis throughout the world. Thus, it is intended that customers of an individual network affiliate will be able to call locations throughout the world through the gateways of other affiliate networks. The international consortium of exclusive and non-exclusive network affiliates includes the following companies:

o   Hyundai (South Korea);

o   Mitsubishi Electric Corporation, through Dream Train Internet (Japan);

o   Concentric Network Corporation (United States of America);

o   MagicTel (Hong Kong);

o   OzEmail Limited (Australia);

OzEmail Interline has also finalised or is advanced in finalising affiliate relationships in South Africa, Holland and the Peoples Republic of China.

In February 1998, Cisco Systems Inc. of the United States announced its intent to team with OzEmail Interline to facilitate the global development of Internet telephony gateways, roaming authentication and settlement services. By working with Cisco, the Company intends to build interoperability between Cisco's equipment and the OzEmail Interline service, enabling Cisco customers to use the OzEmail Interline affiliate network for call termination, settlement, routing and authentication services. These teaming arrangements are a key component of OzEmail Interline's Internet telephony strategy.

EXISTING SHAREHOLDINGS

The Company has on issue 121,508,250 Ordinary A$0.004 Shares, 34,095,000 of which are represented by 3,409,500 American Depositary Shares which are traded on NASDAQ.

Interests associated with S.M. Howard currently control 35 million shares, 28.8% of the issued shares. Interests associated with T.J. Kennedy currently control 17.5 million shares, 14.4 % of the issued shares. Interests associated with M.B. Turnbull currently control 17.5 million shares, 14.4% of the issued shares. Companies controlled or associated with each of these three directors are offering up to 3 million shares to prospective purchasers under the terms set out in the Details of the Offer section which follows.

2. DETAILS OF THE OFFER

2.1 SHARES

Under this Offer, a total of 3 million shares in OzEmail (the "Shares") are being offered for sale to investors by three of the existing shareholders of OzEmail: Barzepa Pty Limited ACN 065 103 942, Arton No 001 Pty Limited ACN 054 328 004 and Golden Research Pty Limited ACN 059 284 132 (the "Sellers"). These companies are beneficially owned respectively by Turnbull & Partners Holdings Pty Limited, S.M. Howard and T.J. Kennedy. Turnbull & Partners Holdings Pty Limited is majority beneficially owned by M.B. Turnbull. M.B. Turnbull, S.M. Howard and T.J. Kennedy are directors of OzEmail.

The Offer will enable the Company to obtain a sufficient number of shareholders to meet the ASX Listing Rules in respect of the number of shareholders required for a company to list on the ASX. THIS OFFER IS NOT RAISING ANY CAPITAL FOR THE COMPANY.

2.2  KEY DATES

     -------------------------------------------------------------------------
     EVENT                                                      EXPECTED DATE
     -------------------------------------------------------------------------
     Offer opens                                                  19 May 1998
     Offer closes                           5.00 pm (Sydney time) 1 June 1998
     Investors advised of allocation and
       amount payable                                             3 June 1998
     Quotation of Shares on ASX                                   9 June 1998
     -------------------------------------------------------------------------

These dates are indicative only and are subject to change. The Sellers, in conjunction with the Underwriter, reserve the right to close the Offer early or to extend the closing date of the Offer without prior notice. Prospective investors are therefore encouraged to submit their Application Forms as soon as possible after the Offer opens.

2.3 PRICING

The Shares will be priced at 90% of the $A equivalent per Share of the lesser of:

         1. The closing US$ price of OzEmail American Depositary Shares ("ADSs") (each of which represents 10 Shares) on NASDAQ in the USA on the last date on which the ADSs traded on NASDAQ prior to the date of the opening of the Offer in Australia.

                (As the Offer is expected to open on Tuesday 19 May 1998 in Australia, the opening price for which purchasers must make their payment initially will, under these circumstances, be determined by reference to the closing price of the ADSs in the USA on Monday 18 May 1998.)
            or
         2. The closing US$ price of the ADSs on NASDAQ on the last date on which the ADSs traded on NASDAQ prior to the date of the closing of the Offer in Australia.

                (As the Offer is expected to close on Monday 1 June 1998 in Australia, this closing price will, under these circumstances, be determined by reference to the closing price of the ADSs in the USA on Friday 29 May 1998.)

Purchasers are to initially pay the price as determined in 1 above for the opening of the Offer in Australia, plus stamp duty, and will receive a refund within one month of allocation of Shares if the price in A$ at the closing of the Offer as determined in 2 above, is less than as determined at the opening of the Offer. No interest is payable on any refundable amount.

There is a stamp duty charge of 0.6% of the amount paid per Share, payable by the purchaser in respect of Shares purchased. An amount for stamp duty at the rate of 0.6% must be added to the amount to be paid initially. The total amounts for which cheques are to made payable initially will therefore be the price payable per share at the opening of the Offer plus stamp duty.

A summary of the monthly high and low last sale prices of the ADSs on NASDAQ since the listing of the ADSs on NASDAQ is set out in section 8. The prices at which the ADSs trade on NASDAQ are subject to market fluctuations so the prices at which the ADSs will trade during the Offer cannot be determined in advance.

The US$/A$ currency exchange rate to be applied in each instance is the rate published by the Australian and New Zealand Banking Group Limited
(ANZ) at which US$ buy A$ for retail customers at the close of business in Sydney on the business day immediately preceding, in the first instance, the opening date of the Offer or, in the second instance, the closing date of the Offer.

The exchange rate at which US$ purchased A$ as published by the ANZ for retail customers in Sydney at the commencement of business on the last working day of each calendar month of 1998 is set out in section 8. Currency exchange rates are subject to variation so the applicable exchange rate cannot be determined in advance.

The Lead Manager will provide investors with the amount payable per share at the opening of the Offer. This amount is called the "Application Price Per Share" in the instructions on the Application Form

2.4 FULLY UNDERWRITTEN OFFER

This Offer is fully underwritten by ANZ Securities Limited, the "Underwriter" and "Lead Manager".

The Underwriter will receive an underwriting commission from the Sellers of 4% on the first $10 million of the proceeds on the sale of the Shares and 3% on any amount in excess of that. A handling fee of 1% will be paid by the Underwriter to licensed securities dealers, including member organisations of the ASX, in respect of Shares allocated in accordance with stamped Application Forms from retail investors lodged by the relevant dealer or member organisation. These underwriting fees are payable by the Sellers, not the Company.

2.5 MINIMUM SUBSCRIPTION

Investors are invited to apply to purchase Shares in minimum parcels of 1000 ordinary shares plus stamp duty at 0.6%. Applications for Shares thereafter are to be applied for in whole multiples of 100 shares.

2.6 ASX LISTING

Application will be made to the ASX on the date of this Information Memorandum, or within 2 days of this date, for the Company to be admitted to the official list of the ASX and for official quotation of all the ordinary shares in the Company on issue following completion of the Offer.

2.7 CHESS

Upon admission to the Official List of the ASX, the Company will apply to participate in the Clearing House Electronic Subregister System, known as CHESS, in accordance with the ASX Listing Rules.

2.8 HOW TO APPLY FOR SHARES

Applications to purchase Shares can only be made on one of the Application Forms attached at the back of this Information Memorandum. The Application Form must be completed in accordance with the instructions set out on the reverse of the Application Form.

The completed Application Form must be accompanied by a cheque, in Australian dollars, for the application monies. All cheques must be made payable to "OzEmail Share Offer" and crossed "Not Negotiable".

The completed Application Form and cheque must be mailed to
                         ANZ Stockbroking Limited
                         PO Box 360, Collin Street West  VIC  3007

                   or delivered to

                         ANZ Stockbroking Limited
                         Level 10, 530 Collins Street
                         Melbourne, Victoria.

Applications are to be received by no later than 5.00 pm (Melbourne time) on 1 June 1998 (or such later time as the Underwriter may advise).

If investors apply for more Shares than are available under this Offer, the Lead Manager may allot the investor a lower number of Shares than applied for or, alternatively, allot no Shares at all. The Sellers have a discretion not to accept any offer to acquire any of the Shares being sold under this Offer. The Sellers have a discretion to withdraw this Offer of the Shares at any time.

2.9 ENQUIRIES

If you have any questions concerning this Offer, you should contact your stockbroker, other professional adviser or the Underwriter on the telephone number 13 13 70. If an investor requires information on the allocation of Shares and the amount, if any refundable, after the Offer closes, they should also contact the Underwriter on the telephone number 13 13 70.

2.10 SELLING RESTRICTIONS

The Shares under this Offer are not registered with the Securities and Exchange Commission in the USA ("SEC"). Under these circumstances, these Shares cannot currently be lodged with a depository and traded as ADSs on NASDAQ. The Company is not proposing to register any of these Shares with the SEC for trading on NASDAQ. These Shares will not be able to be sold on NASDAQ unless investors are prepared to enter into their own registration arrangements with the SEC and NASDAQ at their own expense.

2.11 FURTHER ADVICE

Investing in the Company involves certain risks. Prospective investors should read this Information Memorandum in its entirety and in particular section 6 on risk factors. An investment should not be made without first obtaining advice from a professional investment adviser or stockbroker.

3. THE INTERNET

DEVELOPMENT OF THE INTERNET

The Internet is a global network of computer networks that enables commercial organisations, educational institutions, government agencies and individuals to communicate, access and share information, provide entertainment and conduct business remotely. Use of the Internet has grown rapidly since the commencement of its commercialisation in the early 1990s. This rapid growth in the popularity of the Internet is due in large part to increasing computer and modem penetration, development of the Web, the introduction of easy-to-use navigational tools and utilities, as well as the growth in the number of informational, entertainment and commercial applications available on the Internet. Technological advances relating to the Internet have occurred and continue to occur rapidly, resulting in more robust and lower cost infrastructures, improved security and increased value-added services and content. Growth in client/server computing, multimedia personal computers and online computing services and the proliferation of networking technologies have resulted in a large and growing group of people who are accustomed to using networked computers for a variety of purposes, including e-mail, electronic file transfers, online computing and electronic financial transactions. These trends have led businesses increasingly to explore opportunities to provide Internet Protocol ("IP") based applications and services within their organisation and to customers and business partners outside the enterprise.

In the USA, an important factor in the widespread adoption of online services was the introduction of easy-to-access information by proprietary content providers, including America Online, Prodigy and CompuServe. By providing access to financial market information, "chat-rooms", and information on sports, entertainment and travel, these companies broadened the appeal of online services and developed significant customer bases. With the emergence of the Web and the ensuing growth in the number, sophistication and appeal of Web sites, a number of ISPs entered the market to provide individuals and enterprises access to the Internet. The resulting competition for subscribers has led to a range of Internet access alternatives suited to different target markets, including "access-only" providers, which provide inexpensive connections to the Internet without providing a wide range of additional services, to "comprehensive service providers" offering value-added services, consulting expertise and content.

AUSTRALIA AND NEW ZEALAND

With a population of over 18 million people, a diversified economy, and a high rate of adult literacy, Australia has emerged as a technology and information services leader in the Asian-Pacific region. Australia's economic growth and the expansion of its information services industry have contributed to a well-developed information infrastructure featuring high computer penetration, high computer literacy and an advanced telecommunications network. A leading Australian independent consultancy, www.consult Pty Ltd, has estimated that there were 1.09 million commercial Internet users in Australia as of December 1997. According to www.consult, the Australian Internet market is currently served by over 600 ISPs and online service providers. The market is highly fragmented, with the vast majority of ISPs servicing a small subscriber base. Most of the ISPs currently operate primarily as "access-only" providers and do not offer extensive design and implementation services or possess the technical resources to support the growing sophistication of products and services available on the Internet.

New Zealand has a population of approximately 3.6 million people, an advanced telecommunications infrastructure. The Company believes New Zealand has experienced rapid growth in the number of domestic Internet users. The New Zealand Internet service market is served by a number of ISPs, including subsidiaries of New Zealand's two major telecommunications companies.

With Internet use increasing as an entertainment, business and communications tool in many international markets, including Australia and New Zealand, the Company believes there is an increasing demand for value-added Internet services and regionally-focused content.

4. OZEMAIL OPERATIONS

4.1 OZEMAIL PRODUCTS AND SERVICES

In Australia, the Company offers a comprehensive range of Internet products and services to both residential and enterprise customers, including a range of Internet access alternatives, numerous distinctive service features and a selection of value-added services such as OzEmail Newswatch, a personalised news service, and OzEmail Stockwatch personalised equity portfolio management service with a `real time' feed to ASX share price information.

The Company also offers Internet access services in New Zealand, and certain content offerings.

INTERNET ACCESS

Additional details concerning the range of access alternatives available to the Company's customers are set out below.

Dial-up Access. The Company provides dial-up modem access services to residential and enterprise customers. As at 31 December, 1997, the Company maintained 80 POPs in Australia of which 38 and 42 were maintained by OzEmail and Access One, respectively. The POPs are located in every Australian capital city and 51 regional centres. As of May 1998, Voyager maintained 15 POPs and an 0800 Service in New Zealand, providing local call access to the entire population of New Zealand. Each POP offers I SLIP/PPP access, which allows users to function as an independent "node" on the Internet. OzEmail POPs offer terminal access, which provides menu driven character mode access to all basic Internet services including e-mail, newsgroups, file transfer protocol and Telnet. Access to these services can be gained using any standard communications application, such as Windows Terminal, and does not require specialised Internet access software. The Company's POPs offer the ability to connect at speeds that vary from 28.8 kbps up to 56 kbps.

ISDN Capability. OzEmail offers a permanent connection ISDN service in each of the capital cities in Australia and dial-up ISDN service to the three Eastern Seaboard capital cities of Sydney, Melbourne and Brisbane and regional POPs where digital terminal services have been installed. ISDN is the industry standard in Australia for high-speed data transmissions. ISDN access is a centrepiece of the Company's efforts to expand its corporate customer base. OzEmail reduced its permanent modem and dial-up ISDN prices in March 1997 in order to make access to these products more affordable for the small business/home office market in Australia.

Instant Mail. Customers who require "e-mail only" connections to the Internet can take advantage of the OzEmail Instant Mail product, which provides UUCP or SMTP e-mail dial-up access.

DISTINCTIVE OZEMAIL FEATURES

Each of the Company's Internet access offerings, other than Instant Mail, include a number of distinctive features (some of the features may not also be available to customers of OzEmail who are or were with Access One and Camtech (SA) Pty Ltd):

OzEmail Customer Self Service. OzEmail offers customers access to a secure self service administration facility on its Web site that enables customers to change their password, their payment plan, and call up a fully itemised account of their usage over a specified period.

7 day/24 Hour Technical Support. OzEmail makes technical support services available 24 hours per day, 7 days a week to customers in Australia. OzEmail's trained staff respond to the needs of its customers via telephone, fax-back service, electronic mail and Company-supported Internet newsgroups. OzEmail also posts responses to frequently asked questions ("FAQs") through its Web homepage.

Starter Kit. The Company provides potential customers with easy-to-use installation software featuring either a Microsoft Internet Explorer or Netscape Communicator browser, e-mail software and a limited number of free hours of Internet access. The PC version of the disk contains OzEmail-developed installation software, a Windows-based Internet tutorial and automatic modem detection and configuration software tailored to the Australian and New Zealand markets. The Company's starter kit allows users to configure their systems to immediately access the Internet through OzEmail. The starter kit is now distributed on compact disk in addition to a 3.5 inch floppy disk.

5 Mbytes Workspace. Included with each user's registration are 5 Mbytes of "workspace" on OzEmail's host system. The workspace serves as a type of Internet "scratch-pad" into which OzEmail customers may download data from the Internet, upload data from their own computers, or make data available to others for uploading/downloading in their absence. This workspace is housed on multiple disk arrays in order to provide customer data integrity.

World Wide Web Publishing. Each user's 5 Mbytes of workspace on OzEmail's host system may also be used as a personalised Web site. OzEmail's host system provides instructions on custom Web page publishing and supplies an automatic personalised homepage creation facility. Users are entitled to up to 20,000 free accesses per month to their personal Web site.

VALUE-ADDED SERVICES AND PRODUCTS

As part of the Company's comprehensive Internet service offering, the Company's customers are also able to select from the following value-added services and products:

Content Offerings. In 1996, OzEmail launched OzEmail Stockwatch, a Web site that provides real-time data from the Australian Stock Exchange. This service was relaunched in March, 1997, with enhanced capabilities such as: the ability to send company announcement alerts to a Stockwatch subscriber; the display of dividend yields; and price earnings ratios. In 1997, OzEmail launched OzEmail Newswatch, the OzEmail Press Release Centre, and Sportswatch. OzEmail Newswatch offers the Company's customers near real-time access to news-breaking stories and graphics provided through Reuters and AAP. The OzEmail Press Release Centre is an automated e-mail and Web-based press release distribution service for business, government, education and community groups. Participants in this service include the Australian Bureau of Statistics, National Australia Bank, Department of Defence, Leighton Holdings, Fuji Xerox and Greenpeace. Sportswatch is a joint venture between Sports Monthly, an Australian sports magazine, and OzEmail. Combining the resources of the Company, Sports Monthly and Australian Associated Press, Sportswatch offers users access to world sports stories from their desktop. In November 1996, OzEmail launched OzEmail Lawnet, a Web site specifically targeted at the Australian legal community. It features a number of services for lawyers including access to full-text Australian case law and legislation, international legal materials and legal information bulletins. The company also now offers a community online chat service called "Chat City" and access into online multi-player games through its "Online Games Network".

ANZWERS Search Engine. The Company provides a search engine for the Australian and New Zealand Internet market through an agreement with Inktomi Corporation of the United States. The product is designed to provide region and domain-specific searches, market analysis and a point and click interface to documents available on the World Wide Web.

Internet Access Design and Implementation. In order to meet the complex needs of its enterprise customers, the Company has formed a team of technicians with expertise in Internet implementation, system maintenance and Internet connection upgrades. The Company's enterprise connectivity expertise includes desktop, server and network configuration and capitalises on Internet connectivity, gateway and firewall technologies.

Commercial Web Site Hosting. For enterprise customers desiring more than the allocated 20,000 free accesses per month and/or more than their allocated 5 Mbytes of workspace, a commercial Web hosting facility is provided. Web hosting services allow customers to house their Web site in OzEmail's main data centre. This enables the customer to benefit from the existing management facilities already in place at OzEmail. This service offers access to a high speed network, use of OzEmail's uninterrupted power supply, system monitoring, daily back up, a secure climate controlled environment and 24 hours a day, 7 days a week technical support, without the need for customers to set up their own facility.

Virtual Web Servers. In order to give business customers an enhanced presence on the Internet, the Company can provide Virtual Web Servers. These allow business customers to have their own domain addresses, making it easier for the Web site to be found. It also enhances the impression of a major presence on the Internet by giving the appearance that a business has its own dedicated Web Server.

Domain Name Registration. Corporate customers may purchase individual domain names, rather than using the OzEmail domain name in their e-mail and Web addresses. This may be done online via an OzEmail domain order form or by calling OzEmail's sales department.

Family Pack. In 1997, OzEmail launched an Internet Starter Kit dedicated specifically to families. The OzEmail Internet Family Pack gives a family a unique Internet address and separate OzEmail user identification and free e-mail addresses for up to 4 family members. Each family has 20Mb of space on OzEmail's Web server to publish through the Company's Web pages. The Family Pack also gives the option of parental control by including a trial version of the Cyber Patrol Internet filtering software.

Small Business Pack. In 1997, OzEmail launched an Internet Starter Kit dedicated to small businesses. The OzEmail Internet Small Business pack gives a business a unique Internet address and separate OzEmail user identification and free e-mail addresses for up to 5 people. Each business receives 25Mb of space on OzEmail's Web server and bonus trial software.

Virtual Private Networks. In order for enterprise customers to connect their geographically dispersed Local Area Networks ("LANs") to the Internet, they would, traditionally, have had to deploy expensive dedicated lines between remote LANs for secure transmission of information. As a result of the Internet-driven developments, it is possible to leverage from the Internet to ensure low cost, secure transmission of data between LANs, negating the need to recreate a high-cost and potentially under-utilised network. The Company can create customised and cost-effective solutions for enterprise customers wishing to connect their LANs on a secure basis through the Internet while also gaining access to the e-mail and Web-browsing resources of the Internet.

OzEducate. In 1996 OzEmail was awarded the New South Wales Department of School Education tender to provide Internet connectivity to all 2300 primary and secondary schools in New South Wales. This service currently delivers Internet access to over 1.1 million students and 70,000 teachers around the state.

Recognising the growing importance of the Internet in the education sector, the Company established OzEducate in 1997 as a specialist division to provide a national focus for its activities in this sector in order to deliver comprehensive, cost-effective solutions for Internet access, products and services to educational organisations.

In the area of Higher Education OzEmail is working with a number of Universities throughout the country to provide competitively priced remote access for University Staff and Students to the Internet and the University Network. Understanding that the services offered by the Universities were less than reliable, OzEmail developed a total Remote Access solution, utilising OzEmail's national network infrastructure.

Some of the major tertiary institutions currently working with OzEmail in this area include: Australian National University, Australian Defence Force Academy, Australian Catholic University, Flinders University, Griffith University, Monash University, University of Adelaide, University of South Australia and University of Technology - Sydney.

Other current major OzEmail/OzEducate projects include:

The tender for the hosting and development of the EdNA service, a national Web-based education directory service and database, jointly owned by all State and Federal Education Ministers, for which in-principle agreement has been reached.

EdVenture, a highly interactive education Web site unique to Australia, which incorporates such functions as teacher-assisted homework help, online exams and interactive classroom activities.

4.2 CUSTOMERS/PRICING

CUSTOMER ACCOUNTS

The Company defines "active" customer accounts as those who have utilised the Company's Internet services within the previous 90 days. As of 31 March, 1998, the Company had approximately 186,100 active customer accounts including approximately 10,688 active customer accounts in New Zealand.

CUSTOMER SUPPORT

The Company believes that offering superior customer support will be increasingly important as the level of Internet users expands to include more enterprises using the Internet for mission-critical business applications, as well as more residential and small business users who may be technically less sophisticated than early adopters of the Internet. Customer support is also a differentiating factor among competing ISPs. Key components of the Company's customer support program are described below.

Free Technical Support. The Company makes technical support services available 24 hours per day, 7 days a week to customers in Australia and New Zealand. The Company's support technicians undergo regular training sessions to keep abreast of emerging Internet software and services. Customers have access to a range of support services, including direct help via telephone, the customer self service facility on the OzEmail Web site, facsimiles addressing the most common problems faced by new users from the Company's "fax-back" service, an open newsgroup where the Company's customers and an independent consultant employed by the Company address user problems and questions, and responses to FAQs through the Company's homepages.

Online Access to Account Information. The Company's OzEmail and Voyager customers have 24-hour access to comprehensive, session-by-session customer account information via an automated accounts inquiries service. The Company is planning to extend this service to Access One customers in 1998.

Online Registration. Online registration for OzEmail's services is available at all times using either one of the OzEmail-developed Internet access packs or any standard communications program. Upon successful registration, customers are provided with immediate access to the Internet.

The Company employs a number of pricing structures for its various services. For its residential and enterprise dial-up access customers, the Company's typical charges are based on the number of hours of Internet access used during each one-month billing period. The Company requires most of its residential customers to pay for the services by way of credit card. The Company also offers "frequent user plans" for residential and enterprise customers.

The Company's permanent ISDN customers receive a dedicated ISDN connection and, as a result, are billed using a fixed monthly rate, which does not vary with usage levels. The Company's consulting services are generally billed based on a schedule of standard hourly fees.

As a result of increased competition in the Australian Internet access and services industry, OzEmail launched new frequent user plans for residential and enterprise customers in December 1996 and upgraded these plans in March 1997. OzEmail launched `OzMegaSaver', a fixed monthly fee unlimited access pricing plan in May 1998. These plans can have the effect of creating reductions in the average selling price of the Company's services. The Company expects that additional changes in its pricing structure, including price reductions, may occur in the future.

4.3 NETWORK

The Company maintains an extensive telecommunications infrastructure that enables it to provide comprehensive Internet connectivity services to its customers. Like most ISPs, the Company covers its service areas by creating a network of points of presence, or POPs. Its network of POPs provides customers in the covered areas with access to the Internet by means of a local telephone call.

OzEmail's network includes 80 POPs covering every Australian capital city and 30 medium-to-large regional cities. Each OzEmail POP in Australia offers SLIP/PPP and Terminal access to the Internet. OzEmail maintains a three-tier "star" topology with the major capital city hubs connecting to the OzEmail main Sydney hub. Small regional sites typically connect to the closest major hub. The topology of the network is determined by trunk costs and network reliability considerations. POPs typically comprise digital modems, supporting up to 56kbps connections, or analog modems supporting 28.8kbps connections or both analog and digital modems. The terminal servers connect via a backbone to a Cisco or Bay router. ISDN customer access in capital cities is typically provided by Ascend Communications "Max" routers. Major capital city hubs are typically connected to the Sydney hub by one or more 2Mbps Telstra circuits. The roll-out of support for the new 56kbps modem standards commenced in September, 1997.
The Company believes that it will complete the roll-out in 1998.

OzEmail's Sydney hub interconnects with Telstra Internet's transfer control protocol/Internet protocol ("TCP/IP") network through a 100Mbps fibre distributed data interface ("FDDI") circuit and interconnects with Optus's 155Mbps ATM. The Melbourne hub also connects with Telstra Internet's TCP/IP network through a 100Mbps FDDI circuit and interconnects with Optus's
155Mbps ATM. The Brisbane hub connects with Telstra Internet's TCP/IP network through a 2Mbps dedicated digital service ("DDS") circuit and interconnects with Optus's 155Mbps ATM . There is also a 2Mbps link to Telstra Internet from OzEmail's Perth POP and 2Mbps from Access One's Perth POP. Telstra Internet currently maintains a 106Mbps international circuit connecting its Sydney hub and 32Mbps international circuit connecting its Melbourne hub to MCI in the United States. In addition, OzEmail entered into an agreement in November 1997 with Optus Communications Limited, for the transmission of Internet traffic over the Optus backbone, both within Australia and to the United States. OzEmail intends to connect OzEmail's Brisbane and Melbourne hubs to the Optus network in 1998. OzEmail intends to expand its network infrastructure in Australia and increasing the number of modems and routers at existing POPs as necessary to accommodate the number of users in each geographic region.

As of December 31, 1997, Access One's network comprised 42 POPs covering every Australian capital city and 34 regional centres, with each capital city POP being connected directly to Telstra's Accelerated Asynchronous Transfer Mode Network, and with POP's in regional locations connected to POP's in capital cities via primary rate ISDN and Frame Relay. As of December 31, 1997, Access One was connected to the United States directly via international carriers through its Melbourne and Sydney nodes.

The Company commenced rationalisation and consolidation of the Access One and OzEmail infrastructures in the first quarter of 1998, focusing on consolidation of POPs, rationalisation of international bandwidth, and rationalisation of the domestic backbone network.

Voyager maintains 15 POPs and a 0873 number, providing local call access to the whole New Zealand market. The POPs are arranged in a "star" topology with the Auckland hub at the center. The Auckland hub is then connected by a Telstra New Zealand 1.92Mbps link to Telstra's international gateway in Sydney. Each Voyager POP offers SLIP/PPP access to the Internet.

The Company believes that updating and expanding its technically advanced network is critical to maintaining its leadership position. The Company intends to continue to invest substantial capital resources in maintaining and expanding its network for voice and Internet access. The Company's expansion efforts in 1997 have included: establishing additional POPs in Australia to provide local call access to a greater portion of the population; enhancing POPs to accommodate 33.6kbps and 56kbps connections and permanent-connection ISDN access; and expanding the capacity of existing POPs.

The Company has undertaken two major network infrastructure initiatives in 1998, which are aimed at reducing communications costs as a percentage of revenues over the long term. The first, a T-3 satellite link from the West Coast of the United States to the Company's own earth stations in Sydney, Melbourne, Brisbane and Auckland recently began feeding OzEmail's Australian network with data from the United States. The Company is also joining the Southern Cross cable consortium to acquire fibre capacity between the United States, Australia and New Zealand. This cable is expected to be ready for service in approximately two years.

4.4 OZEMAIL INTERLINE

OzEmail owns an 88% equity interest in OzEmail Interline. It is now to be accounted for as a controlled entity of OzEmail. OzEmail Interline's mission is to establish a global Internet telephony network designed to reduce the cost of long-distance and international phone calls.

In November, 1996, the Company, through OzEmail Fax Investments Pty Limited ("OzEmail Fax Investments"), a wholly-owned subsidiary of OzEmail, entered into a partnership agreement with Ideata Pty Limited, a company incorporated in Australia, to develop and commercialise devices for voice and fax digitisation and transmission through telephone, Internet and other communications systems as developed by or on behalf of Ideata. In June, 1997, Interline AG ("Interline"), a subsidiary of Metro Holding AG ("Metro"), a company incorporated in Switzerland, acquired from the partnership the exclusive licence of the technology in Europe, the United Kingdom and Ireland. The voice/fax system, business, intellectual property in the system, and other assets of this partnership were then transferred to OzEmail Interline and the partnership was dissolved. Ligapart AG ("Ligapart"), a subsidiary of Metro, then acquired a 40% equity interest in OzEmail Interline. Following this transaction, OzEmail Fax Investments owned a 48% equity interest in OzEmail Interline, with Metro and Ideata holding 40% and 12% equity interests, respectively.

In April, 1998, OzEmail bought out Metro's 40% interest in OzEmail Interline to regain control of OzEmail Interline and give it the flexibility required to more effectively manage and develop the European market potential.

OzEmail Limited issued 5,400,000 Ordinary Shares (equivalent to 540,000
ADSs) with a market value of US$2.2125 per Ordinary Share at close of business on 15 April, 1998 in consideration for the 40% interest acquired in OzEmail Interline, giving rise to a total consideration of A$18,381,000. Metro also agreed to forgive a debt of A$2,043,000 owed by OzEmail Interline. At the same time, OzEmail and Metro agreed to terminate the Metro licence agreement for no consideration.

Technology. Since March 1997, OzEmail (the licensee of the OzEmail Interline technology in Australia) has offered Voice over Internet Protocol ("VoIP") services to Australians for domestic long distance calls and calls to a limited number of international destinations. OzEmail Interline has commenced the process of extending the functionality of its technology by extending its core authorisation, call routing, bill and settlement system to become interoperable with Internet voice gateways from third-party vendors. This move is designed to accelerate the growth of Internet telephony services through the facilitation of commercial and technical interaction among VoIP service providers. In moving to support third-party gateways, OzEmail Interline intends adopting the telecommunications industry standard H.323 protocol throughout its VoIP range of products. The Company believes that the planned inter-operation of OzEmail Interline's core routing and settlement technology with voice gateways from other vendors of H.323-standard equipment will be an important step in the potential development of a viable global Internet-based telephony network.

Distribution. OzEmail Interline has entered into licensing agreements for the provision of the service offering throughout the world including those with the following companies:

     Hyundai (South Korea);
     Mitsubishi Electric Corporation, through Dream Train Internet (Japan); Concentric Network Corporation (United States of America);
     MagicTel (Hong Kong);
     OzEmail Limited (Australia);
     OzEmail Interline has also finalised or is advanced in finalising affiliate relationships in South Africa, Holland and The Peoples Republic of China.

OzEmail Interline intends to expand the consortium of service providers around the world in order to attain the goal of a significant portion of the western world's population being able to dial a local access number, dial anywhere in the world, and reach the recipient at a significant discount to the cost of a standard call over the same distance. In order to cover regions where OzEmail Interline does not have local gateways, it intends to contract with international telecommunications companies to wholesale traffic to its final destination.

In February 1998, Cisco announced its intent to team with OzEmail Interline to facilitate the deployment of Internet telephony gateways, roaming authentication and settlement services. The companies intend to jointly develop an interface between OzEmail Interline's Control Node gatekeeper and the Cisco IOS(TM) software, based on the H.323 multimedia standard adopted by the International Telecommunications Union. By working with Cisco, the Company intends to build interoperability between Cisco's equipment and the OzEmail Interline service, enabling Cisco customers to use the OzEmail Interline affiliate network for call termination, settlement, routing and authentication services. OzEmail Interline's long term strategy is built on being a "service provider to service providers", and the teaming agreement is an important part of that strategy.

4.5 INTERNATIONAL OPERATIONS

NEW ZEALAND

In November 1995, Voyager entered the Internet access market in New Zealand. Voyager had approximately 10,688 active customer accounts as of 31 March, 1998. Voyager currently competes with 59 commercial ISPs servicing New Zealand's population of approximately 3.6 million people.

Voyager has introduced ISDN and DDS services to the cities of Auckland and Wellington and introduced ISDN and DDS services to Christchurch. Voyager does not offer Terminal interface services in New Zealand. Voyager maintains 15 POPs and a 0873 number providing local call access to all of the New Zealand market.

OzEmail owns an 80% equity interest in Voyager, with the remaining 20% equity interest held by Messrs. John O'Hara and Alistair Stevens, formerly two directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. Pursuant to the Shareholders Agreement and other agreements between OzEmail and Voyager, OzEmail provides its services and intellectual property to Voyager. OzEmail has the power to select a majority of the board of directors of Voyager. In the event of termination of employment of the Minority Shareholders, the Shareholders Agreement provides that the Minority Shareholders have a right to sell their equity interest in Voyager to the Company at fair value. The Minority Shareholders is also entitled to participate on a pro rata basis in any sale by OzEmail of its equity interest in Voyager. This agreements between OzEmail and the Minority Shareholders are currently the subject of litigation. A summary of this litigation is set out in section 8 "Additional Information" under the heading Litigation.

ASIA AND OTHER REGIONS

OzEmail has explored opportunities to provide Internet services in a number of Asian countries, including India, Malaysia and Indonesia. The Company has decided to devote its efforts to expanding its presence in Australia and New Zealand and participating in the development of Internet telephony and fax services through OzEmail Interline. The Company currently does not expect to proceed with other international operations of Internet access services.

4.6 SALES AND MARKETING AND CONSUMER ONLINE SERVICES

The goals of the Company's marketing and consumer programs are: to increase brand awareness of the Company; expand the Company's presence in the enterprise, educational and government sectors; increase the overall number of customers by attracting new customers to the Company and by reducing the churn of customers from the Company to alternative ISPs; and to increase the average Internet usage time per customer. The Company attempts to reach new customers and create demand for its services through a variety of sales and marketing efforts. Current sales and marketing efforts within the Australian and New Zealand markets are set out below.

AUSTRALIA

Direct Customer Response. OzEmail's sales and marketing program makes extensive use of advertising and other promotional vehicles. These efforts have included advertising in computer and general purpose publications, outdoor and cinema advertising, participating in trade shows, attaching software to magazines, direct mailings, telemarketing programs, and building relationships with industry groups and the media. OzEmail's sales personnel are divided into functional groups to handle inquiries from enterprise and residential customers responding to the Company's advertising and other promotional efforts.

Retail Distribution. A portion of the Company's new accounts are generated through retail distribution of the Internet starter kits containing all of the necessary software for a potential customer to register of a customer account. Prior to 1997, the Internet starter kits were distributed in the form of diskettes only. In 1997, OzEmail launched easy-to-use compact disk ("CD") starter kits that are distributed through a range of prominent retailers, including Myer/Grace Bros. These products are supported by advertising in the major metropolitan print media.

OzEmail Reseller Program. In 1996 OzEmail launched a program to provide rewards and incentives to selected suppliers of network equipment and services who enter into teaming arrangements with OzEmail for tender proposals or who sell OzEmail's Internet products and services to the suppliers' existing client base. This sales model is intended to maximise selling opportunities for OzEmail's corporate sales department.

Other Equipment Manufacturer ("OEM") Relationships. OEM arrangements with computer hardware, software and modem manufacturers also account for a portion of the Company's new accounts. The Company has entered into agreements with a number of major computer and modem manufacturers to bundle the Company's access software with their products. The Company has previously run bundling promotions with several computer and modem manufacturers. In December, 1996, the Company announced Microsoft Internet Explorer as its preferred browser. In 1997, the Company negotiated exclusive bundling agreements with a number of major Australian manufacturers of 56kbps modems.

Online Content. OzEmail has developed a range of online tutorials, through its web site, that are designed to increase brand loyalty and encourage Internet usage. By increasing a customer's Internet skills, and thereby creating a more satisfying Internet experience, it is intended that usage per customer increases over time. Services such as OzEmail Newswatch, OzEmail Stockwatch and ANZWERS are also intended to enhance the Internet experience of the customer and increase loyalty to the OzEmail brand.

NEW ZEALAND

In 1997, Voyager launched a corporate marketing plan that promoted the use of high-speed digital Internet access to small to medium enterprises. Voyager also has a strong presence in the larger enterprise sector.

In 1996, Voyager entered into a strategic partnership with Bell South which involves the mutual promotion of each company's products to their respective customer bases and the launch of various joint venture products such as e-mail to a short message service text messages on Bell South digital mobile phones.

In the residential sector, Voyager has distribution channel agreements with Harvey Norman and Dick Smith, both major New Zealand retail chains, for the distribution of the Voyager Internet Starter CD. In addition, Voyager has launched a comprehensive independent dealer channel program.

4.7 RECENT AND IMMINENT ACQUISITIONS

On November 25, 1997 OzEmail completed the acquisition of Access One, the Internet business of Solution 6, from which date the results of Access One have been incorporated into the consolidated results of the Company. The transaction was completed through the payment of A$5,000,000 and on the basis of the issue of 10,000,000 ordinary A$0.004 OzEmail shares. Of such shares, 7,200,000 were issued to Solution 6, with the balance to be issued conditional on payment by Solution 6 of a working capital adjustment representing the adjustment to fair value of net assets acquired as determined in accordance with the terms of the agreement for the sale and purchase of the Internet business of Solution 6. The remaining 2,800,000 shares have been valued under the terms of the agreement at the fair value at the date of the sale, being A$4,407,000 and are included in "other accounts payable" in the Company's and Consolidated Balance Sheets as of 31 December 1997, with an expectation of being issued before 31 December 1998. As part of the transaction, Solution 6 granted to OzEmail a call option to acquire 4,160,000 Solution 6 ordinary shares at an exercise price of A$0.75. The option has a term of three years from the completion of the acquisition. Mr Chris Tyler, chief executive officer of Solution 6, joined the Board of Directors of OzEmail, but resigned on 14 May 1998. There is disagreement between the parties as to the working capital adjustment, the timing of a requirement on the company to ensure Solutions 6's shares in OzEmail are tradable on NASDAQ and ASX, and when dividends commence on the remaining shares. The amount claimed by the company is $2.9 million and the amount of dividend in dispute is not material. There is only exposure in respect of delay in tradability if the market price of OzEmail shares falls between 25 May 1998 and the listing date pursuant to this Information Memorandum.

On 31 March, 1998, the Company acquired from Camtech its Internet access business in South Australia. The consideration of the acquisition will be equal to two-thirds of Camtech's revenues over the twelve months from 31 March, 1998. The immediate payment to Camtech was 1,103,240 Ordinary Shares, which is equal to two-thirds of Camtech's annualised revenue of approximately $4,000,000 at the time of acquisition. Any balance will be made at the end of the March quarter of 1999. Secondly, as an incentive to assist the development of its business, the principals of Camtech will receive from OzEmail a payment of 5% of the revenues arising from business over the next two years.

On 8 May 1998 the Company signed binding heads of Agreement with PowerUp Pty Limited a Queensland based ISP and WebCentral Pty Limited, a Queensland based web hosting business and the owners of those two companies. OzEmail has an option to acquire and, subject to certain conditions, the sellers have an option to require OzEmail to acquire 55% of that group from 1 July 1998 for the issue of ordinary shares in OzEmail plus $666,666 in cash. For the purposes of these options the value of the company is determined to be 60% of the annualised March revenues of part of that group, and 80% of those revenues for the other part. The total consideration is expected to be of the order of $2 million. OzEmail also has an option to acquire the outstanding interests after 2 years, and if this is not exercised within 2 1/2 years, the sellers have an opportunity to buy back OzEmail's interest.

4.8 FUTURE STRATEGIES

The Company's primary strategic goals are to maintain its leadership in the Australian Internet service market by offering a service that is price competitive and ahead of its competitors in the provision of online content, sales and marketing, and customer service. In order to achieve the goals, the Company continues to undertake initiatives that add to its online content services, reduce communications costs as a percentage of revenues and improve the quality of customer service.

The Company intends to increase its leadership in the enterprise, educational and government sector through such initiatives as an expanded and experienced enterprise sales team and the operation of its Product Management Group, which has a specific mission to develop leading-edge services to these markets. The Company will also seek to expand its market presence through appropriate acquisitions of synergistic businesses.

The Company intends to continue to lever off its considerable intellectual capital base to provide innovative Internet-related services. The development and commercialisation of the OzEmail Interline Internet telephony service offering is the most obvious example of this strategy to date. The Company believes that long term shareholder wealth will be created through "in-house" implementation of innovative and price-competitive Internet connectivity solutions.


5. BOARD OF DIRECTORS, MANAGEMENT AND EMPLOYEES

DIRECTORS

MALCOLM TURNBULL, CHAIRMAN Age 43

Malcolm Turnbull has served as Chairman of the Board of OzEmail since December 1995. Mr Turnbull is the Chairman and Managing Director of Goldman Sachs Australia LLC. From 1987 until 1998 he was the managing director and principal of Turnbull & Partners Limited, an investment banking firm based in Sydney. Mr Turnbull has extensive experience of and involvement in the publishing and broadcasting industry in Australia both as a journalist and as a lawyer. A former Rhodes Scholar, he received his Bachelor of Arts and Bachelor of Laws degrees from the University of Sydney and his Bachelor of Civil Laws degree from the University of Oxford.

TREVOR KENNEDY Age 55

Trevor Kennedy has been a director of OzEmail since December 1995. Mr Kennedy was previously managing director of Consolidated Press Holdings Limited. Mr Kennedy is currently chairman of: AWA Limited, an Australian gaming company listed on the ASX; Oil Search Limited, an oil production and exploration company listed on the ASX; Cypress Lakes Group Limited, a resort management and development company listed on the ASX and Kilkenny Gold NL a mineral exploration company listed on the ASX. He serves as Deputy Chairman of Darowa Corporation Limited, a diversified industrial company listed on the ASX. He also serves as a director of Qantas Airways Limited, Interactive Television Australia Limited, Downer Group Limited, Kalmet Resources NL and other concerns. Mr Kennedy is also a member of the Australian Government Remuneration Tribunal.

SEAN HOWARD Age 38

Sean Howard is the founder of OzEmail and has served as its Chief Executive Officer since its inception in September 1994. Mr Howard also served as Managing Director of OzEmail until September 1995. Prior to forming OzEmail, Mr Howard owned an electronic mail services company which he ran from 1992 to September 1994. Prior to that he founded Australian Personal Computer, a computer magazine, in 1980. In 1984 he sold a majority share of that business to Consolidated Press (Holdings) Limited, a publishing company, forming Computer Publications Pty Ltd ("Computer Publications") for which he served as Managing Director until 1992.

STEPHEN EZZES Age 51

Steven Ezzes has been a director of OzEmail since April 1996. Mr Ezzes is a Managing Director of Scotia Capital Markets in New York. Prior to that, he was a partner of Airlie Enterprises, LLC, an investment partnership. Prior to joining Airlie Enterprises, Mr Ezzes was a managing director of the High Yield Securities Group at Lehman Brothers from 1992 to 1994. He has also held senior management positions at investment banks including Lehman Brothers, Goldman Sachs & Co, Lazard Freres & Co and Morgan Stanley. Mr. Ezzes received his Master of Business Administration and Bachelor of Arts degrees from the University of California, Los Angeles.

DAVID SPENCE Age 46

David Spence has served as President and Chief Operating Officer of OzEmail since August 1995, and has served as a director since December 1995. Prior to joining the Company, Mr Spence was the Chief Financial Officer of Freedom Furniture, an Australian furniture and homewares manufacturer and retailer, from July 1992 to August 1995. Prior to such time, he served as the Assistant General Manager at Australian Consolidated Press Limited, from January 1992 to July 1992, and the General Manager of Computer Publications from 1989 to 1991. Prior to that time, he was the South African Director of AW Faber-Castell, a German stationery company, from 1981 to 1989. Mr. Spence received his Bachelor of Commerce degree from the University of Natal, South Africa and holds a Diploma of Financial Accounting C.A. (S.A.).

The Board of Directors has a Compensation Committee comprising Messrs. Turnbull, Kennedy and Ezzes, that recommends salaries and incentive compensation for executive officers of the Company and an Audit Committee comprising Messrs. Turnbull, Spence, Kennedy and Ezzes, that reviews the results and scope of the audit and other services provided by the Company's independent auditors.

MANAGEMENT

In addition to the Chief Executive Officer, Sean Howard and the Chief Operating Officer, David Spence, the executive officers and key employees of the Company are as follows:

ERIC HAMILTON Age 42

Eric has served as Vice President of Networks since February 1998, and General Manager of Access One since September 1997. From November 1996 to September 1997, he held the position of Senior Product Manager, Online Services with Telstra Multimedia with responsibility for the development and bringing into service of a range of Internet content products. Prior to that, he held a number of positions with Telstra and OTC including: General Manager of On Australia, an Internet service provider; business development and product development; manager cable planning; and supervising engineer, satellite planning. Eric received a Doctorate in Electrical Engineering from the University of Canterbury, New Zealand.

MICHAEL HUGHES Age 33

Michael has served as Company Secretary of the Company since June 1996. Prior to that he was retained as consultant to assist with the initial public offering of the Company on the NASDAQ National Market that was consummated in May, 1996. Prior to joining the Company, Michael held positions as Associate Director and Manager at Turnbull & Partners Limited, an investment banking firm based in Sydney, from 1990 to 1994. Prior to that, Michael was employed at Ord Minnett Securities, an Australian securities broking house. Michael received his Master of Applied Finance degree from Macquarie University and Bachelor of Arts degree from the University of Sydney.

GEOFFREY ISAAC Age 36

Geoffrey has served as Vice President of Consumer sales and Marketing since March 1997. Prior to that, Geoffrey served as national media research director at Clemenger / BBDO, an advertising agency operating in Australia and New Zealand. From 1994 to 1996, Geoffrey served as account director at Wilson MLI, an Australian market research agency. From 1990 to 1994, Geoffrey served as market research manager for Computer Publications. Geoffrey received his Bachelor of Arts honours degree in business studies from Bristol Polytechnic, England.

ANDREW KENT Age 35

Andrew has served as Vice President of Technology Services of OzEmail since February 1995. Andrew initially served as Network Manager with OzEmail from September 1994 to February 1995. From December 1992 to September 1994, he served as a software developer for Arton No. 001 Pty Limited, a company owned by Sean Howard, which at that time provided electronic mail services. Prior to such time, he worked for Litton Systems Canada Ltd, a Canadian defence contractor, from 1984 to 1990, where he served as a Project Engineer, a Technical Liaison Officer, and as a hardware and software developer. Andrew received his Bachelor of Applied Science degree in electronic engineering from the University of Waterloo, Ontario, Canada.

GEORGIA LEE Age 32

Georgia has served as Vice President of Product Management of OzEmail since February 1998. Prior to that she served as National Sales Manager of OzEmail since September 1997. Before joining OzEmail Georgia served as southern region sales and marketing manager for Optus Vision from 1995 to 1997. Prior to that, Georgia served as national account manager for Telstra. Georgia received her Bachelor of Business (Marketing) degree for the University of Technology Sydney in 1987.

IAN MCGREGOR Age 41

Ian has served as the Company's Chief Financial Officer since December, 1996. Prior to joining the Company, Ian served as the Finance and Administration Manager and Director of Business Operations of Computervision Pty Limited, the Australian subsidiary of Computervision Inc, a United States company listed on the New York Stock Exchange, from 1993 to 1996. He joined Computervision in 1984, holding various financial and accounting positions, including Asia Region Finance and Administration Manager, Technical Project Leader, and Senior Financial Accountant. Ian received his Bachelor of Business Studies from the University of Technology Sydney, and he is an Associate of the Institute of Chartered Accountants in Australia, a Fellow of the Institute of Corporate Managers, Secretaries and Administrators, and a Fellow of the Institute of Chartered Secretaries and Administrators - London.

DAVID MACKEY Age 34

David has served as General Manager of Voyager New Zealand since April 1997. From July 1996 to April 1997, he served as National Sales Manager of OzEmail. In addition, David served as a corporate sales manager of OzEmail from November 1995 to July 1996. From 1993 to 1995, David was employed by Mars Incorporated as merchandising manager in New South Wales. Prior to that, he was employed as advertising and sales manager for Seed and Grain Sales Pty Limited in New South Wales. David received his Bachelor of Applied Science degree from the University of Western Sydney.

MICHAEL WARD Age 39

Michael has served as Vice President of Corporate Relations since October, 1996. Prior to joining OzEmail, Michael served as Executive Director of the Australian Republican Movement from 1994 to 1996. Prior to that, he was employed as Manager of the Health Promotion Unit of the New South Wales Department of Health from 1989 to 1994 and as Senior Campaign and Projects Coordinator for the Health Department of the State of Victoria. Michael received his Bachelor of Science Honours degree and Dip Ed from the University of New South Wales.

6. RISKS

The Company has risk management processes in place, including a risk management committee, corporate governance guidelines that include financial authority levels, foreign currency hedging procedures, and an in-house counsel dealing with statutory obligations and intellectual property and contracts.

The Company has a YEAR 2000 COMPLIANCE PROJECT to review all the Company's services with a view to ensuring they remain operational before during and after the transition to the year 2000. Many existing computer systems use two digit data fields which recognise dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognised as the year
1997). Date critical functions relating to the year 2000 and beyond may be adversely affected unless changes are made to existing systems. The Company is assessing the internal readiness of its existing computer systems to handle the advent of the year 2000. The Company is seeking to implement any system and programming changes necessary to address the year 2000 issues and does not believe that the cost of such actions will have a material effect on the Company's results of operations or financial conditions. In addition, the Company is engaged in a review of its major suppliers to assess the extent of their preparations for the year 2000. The Company does not anticipate any material expense to be incurred in the process of its review. However, there can be no assurance that the systems operated by third parties that interface with the Company's systems will achieve year 2000 compliance in a timely manner.

The Company has ADSs trading on NASDAQ in the USA so it is subject to the requirements of the USA Securities and Exchange Commission ("SEC"). Under those requirements, the Company identifies relevant risks in its periodic filings with the SEC. The following factors have been identified in the Company's US SEC filings and should be taken into account in assessing the business, operations and financial condition of the Company.

COMPETITION

The bases for competition in the Australian and New Zealand Internet services markets include: availability and reliability of network infrastructure; customer service; pricing; the quality and quantity of online content; the timing of introductions of new products and services; and support of existing and emerging industry standards.
The Company believes it generally compares favourably on these bases.

Each of the geographic markets in which the Company operates is highly competitive, with over 600 access providers competing for customers in Australia and 59 commercial access providers competing for customers in New Zealand. Internet connections in Australia are typically effected either by dial-up access, or in the case of users wanting greater speed and capacity, by ISDN access, and OzEmail faces multiple competitors in each of these market segments.

OzEmail's major Australian competitors in the dial-up market utilised by residential and small business customers are Telstra's Big Pond, CompuServe, Connect.com, Magnadata, Magnet, Hutchison, Internet Access Australia, Microplex, Ausnet, and IBM. In the ISDN market, Telstra, and Connect.com are the Company's major competitors. Connect.com is part owned by Australian modem manufacturer Netcomm Limited, National Australia Bank Limited and AAP Telecommunications. In 1996, the Australian Internet access and services industry experienced increased competition. OzEmail's competitors undertook a range of strategies to expand market share, including the introduction of new products and services, increased advertising presence, increased price competition, network upgrades and increased network coverage. This high level of competition has intensified in the wake of deregulation of the Australian telecommunications industry in July 1997.

There are no substantial barriers to entry to initiating service as an ISP in either Australia or New Zealand. Other considerably larger ISPs from other countries are seeking to enter the Company's current markets. America Online announced in September 1997 its intention to introduce its online service within twelve months, following an agreement to form a joint venture with German multimedia company Bertelsmann. NETCOM, UUNET Technologies, PSINet, MCI, Sprint, and BBN Corporation (Bolt, Beranek & Newman, Inc.) are all potential entrants into the Australian and New Zealand markets. However, the Company believes that none of these companies has yet announced plans to enter Australia or New Zealand, other than PSINet in New Zealand. Many of these companies are significantly larger than the Company and have substantially greater marketing, financial resources, and in some cases, name recognition, than the Company. In addition, many of the Company's smaller competitors may merge or consolidate in the future, or form alliances with domestic or foreign telecommunications carriers, in which case the Company will face a greater number of competitors with resources equivalent or superior to those of the Company.

OzEmail also faces competition from Australia's two general telecommunications carriers, each of which has stated intent to expand its presence in the Internet market. Telstra, Australia's largest telecommunications carrier and a provider of data transmission services to the Company, currently offers an Internet access service competitive with that of the Company. Optus, the other significant telecommunications carrier in Australia and a provider of data transmission services to the Company, has stated its intent to provide Internet services. AAP Telecommunications, a telecommunications carrier, has entered the ISP market through its part ownership of Connect.com. While the Company believes it currently has the largest share of the Internet dial-up market in Australia, there can be no assurance that an existing competitor or new entrant will not increase its resources or marketing activity or otherwise attract new customers, thus reducing the Company's share of the dial-up market. Similarly, since OzEmail's commencement in the fourth quarter of 1995 of targeted efforts to promote its ISDN services, it has faced strong competition. As such, there can be no assurance that OzEmail will be able to obtain and retain customers in that market. Failure to compete successfully in either of these markets could have a material adverse effect on the Company's business, results of operations and financial condition.

Despite the existence of a general statutory framework in Australia intended to protect against certain anti-competitive practices, there can be no assurance that specific regulations will be promulgated or enforced sufficiently to protect OzEmail from predatory pricing or other potentially anti-competitive practices by Telstra, or that Telstra or other competitors will not use their strategic positions to gain a competitive advantage in some future period, including by means of price reductions, service bundling, transmission capacity rationing or by other means.

The Internet access market in New Zealand is highly competitive. The Company's major New Zealand competitor is XTRA, a division of Telecom New Zealand, which launched in 1996. In September 1996, Voyager lowered its peak connection time rate in response to XTRA significantly reducing its access charges in August, 1996. In March, 1997, Voyager further reduced its standard hourly rate from NZ$4.95 to NZ$2.99. Voyager's performance has been materially affected by the entry of XTRA into the New Zealand Internet market, with the resultant impact on price competition. Voyager also faces competition from Clear Communications, New Zealand's second largest telecommunications provider, which commenced Internet access services in 1996. There can be no assurance that the competitive pricing practices will not intensify in the future. To the extent the Company expands into additional international regions, it is likely to encounter similar competition from private and government operated Internet services. Competition in any of these markets could have a material adverse effect on operations in that country, which could in turn have a material adverse effect on the Company's business, results of operations and financial condition.

As a result of increased competition in the Internet access and services industry, the Company expects to continue to encounter significant pricing pressure, which in turn could result in significant reductions in the average selling price of the Company's services as discussed previously in the section discussing pricing.

The introduction by the Company of new products and services, including Internet telephony services, and the establishment of an international network for the provision of voice and facsimile services over the Internet could result in the Company competing with other companies offering products with similar functionality or technology, including large corporations with significantly more resources and experience in the telecommunications industry.

INTELLECTUAL PROPERTY

The Company principally relies upon copyright, trade secret and contract law to protect its proprietary technology. The Company has developed and continues to develop a range of Internet-based communications products and services through the acquisition and licensing of third-party properties and through its own in-house development. Since its inception, the Company has acquired, licensed and/or developed an array of proprietary technologies, including installation and configuration software used in its starter kits, a Web-based 24-hour per day online registration facility, an Internet tutorial in Microsoft Windows "Help" format, its own customer billing system and a wide range of host-based software applications, including software which allows customers to access the Internet through simple on-screen menus and monitoring software used by Company personnel in maintaining the host system.

While the Company uses care in protecting its proprietary technology, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorisation or to develop similar technology independently, and there can be no assurance that any protective measures taken have been, or will be, adequate to protect the Company's proprietary technology. In addition, the Company intends to expand into additional countries in the future, and the laws of many foreign countries treat the protection of proprietary rights differently from, and may not protect the Company's proprietary rights to the same extent as do, laws in Australia and New Zealand.

On March 18, 1997, the Australasian Performing Rights Association ("APRA") filed a statement of claim against the Company. APRA claims that the Company has infringed copyright in a variety of musical works owned and controlled by APRA by permitting the Company's customers to download those works. APRA seeks injunctive relief and damages against the Company. The Company has been advised by its litigation counsel that, in view of the fact that APRA has offered to license the download of music through Internet service providers for a fee to the Internet service provider of A$1.00 per customer per year, the thrust of this litigation is to attempt to establish a legal precedent which impels the payment of a licence fee by an Internet service provider. The Company is defending this action. The Company does not believe that this action will give rise to any material liability. However, there can be no assurance that the ultimate disposition of this claim will not have a material adverse impact on the business, results of operations or financial condition of the Company, or that the Company will not be required to obtain a licence or pay a licence fee. The failure to obtain such a licence could have a material adverse impact on the Company.

More generally, patents have been granted recently on fundamental technologies in the communications and multimedia areas, and patents may issue which relate to fundamental technologies incorporated in the Company's technology. Although the Company is not aware of any other action or threatened action alleging patent infringement or improper use of proprietary information by the Company, the Company could incur substantial costs and diversion of management resources with respect to the defence of any such claims, which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to offer its services and software products. Such a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. In the event a claim relating to proprietary technology or information is asserted against the Company, the Company may seek licences to such intellectual property. There can be no assurance, however, that licences could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licences will be acceptable to the Company. The failure to obtain the necessary licences or other rights could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENTAL REGULATION

The Australian telecommunications industry operates in a largely deregulated market and has done so since July 1, 1997. There is neither restriction on the number of general carrier licences, nor restriction on the number of ISPs and the limits on ISP operations are largely performed through self-regulatory practices. Such practices as anti-competitive pricing structures and abuse of market power remain in place (through the Commonwealth Trade Practices Act) and the interests of industry participants and consumers are protected via the Australian Consumer and Competition Commission ("ACCC"). As this new regulatory regime is very recent, there can be no assurances as to the effect of deregulation on the cost of data transmission to the Company, the quality of such service or the advantages that may be able to be obtained by other companies operating in such environment. Changes in the regulatory environment could result in increased price competition and other competition in the Company's markets, which could in turn have a material adverse impact on the Company's business, results of operations and financial condition. Under existing regulations and proposals it may be possible to make charges to parties receiving calls, and, if time charging to these parties were introduced, the Company could potentially have a costs exposure.

As an ISP with substantial infrastructure, the Company would be allowed to apply for a general carrier licence in Australia if it so wished. OzEmail has not yet made any decisions in this regard. The Federal Communications Commission in the USA has also indicated moves towards more active regulation of the Internet access market

It is the ongoing intention of OzEmail Interline to create a network of affiliates responsible for commercialising the Internet telephony service offering on a networked basis throughout the world. Each country in which potential network affiliate members are located has different regulatory environments in which the Internet and telecommunications industry operates. It is possible that different regulatory issues pertaining to each country could result in delays and obstruction to the commercialisation of these products and services internationally. Such regulatory issues could include rejection by a national regulatory agency of applications to establish the service, delays in receiving requisite approvals, imposition of limitations on the manner in which the products or services are provided and introduction of new licensing requirements. Accordingly, there can be no assurances as to the extent of the international network that the affiliates propose to create or assurances as to the speed in which the proposed network will be created. Such delays or obstruction to the establishment of an international network by OzEmail Interline could have a material adverse impact on the Company's business, results of operation and financial condition.

LIMITED OPERATING HISTORY; POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

OzEmail was incorporated and commenced offering Internet services in Australia in September, 1994. Voyager, the Company's majority-owned and controlled subsidiary, commenced offering Internet services in New Zealand in November, 1995. The Company's Internet telephony service commenced operations on a limited scale in January 1997. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects should be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Although the Company has experienced growth in revenues since its incorporation, the Company believes that the growth rates may not be sustainable and are not indicative of future operating results. The Company's operating results may fluctuate significantly in the future as a result of a variety of factors including user demand for Internet access and services, capital expenditures and other costs relating to the maintenance and expansion of operations, the number and mix of residential and business customers, customer retention rates, pricing changes by the Company and its competitors, new service introductions by the Company and its competitors, delays or expense in obtaining necessary equipment, access to telecommunications transmission capacity supplied by telecommunications carriers, economic conditions in the Internet access and services industries and general economic conditions. There can be no assurance that the Company will be able to offset the effects of any such price reductions with an increase in the number of customers, higher revenue from enhanced services, cost reductions or otherwise. There can be no assurance that revenue growth will continue or that the Company will in the future sustain profitability on either a quarterly or annual basis.

The Company's expense levels are based in significant part on its expectations regarding future revenues and are fixed to a large extent in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant revenue shortfall would therefore have a material adverse effect on the Company's results of operations. Since OzEmail became a public company, it has hired a significant number of employees and the Company expects to continue hiring in future periods. The Company expects that this rapid increase in employee expense will have a negative impact on the Company's operating margins in these periods and may also negatively impact operating margins in future periods. Similarly, to the extent the Company commits financial resources to geographic expansion or investment in infrastructure, the Company's operating results may be adversely impacted for an extended period.

The Company expects a decrease in consumer dial-up demand during Australia and New Zealand's summer months in December, January and February of each year. There can be no assurance that the Company's results in any future quarter will not be negatively affected by such trends.

DEPENDENCE ON THIRD-PARTY SUPPLIERS OF HARDWARE AND SOFTWARE; SHORTAGE OF
MODEMS

The Company is dependent on certain third-party suppliers with respect to purchase of certain key products including digital modems, terminal server equipment, and UNIX and Windows NT server equipment. Although alternate sources of supply are available for these products, making a transition could prove costly and cause interruption in service. The supply of modems, a critical component of the Company's networks, has been adversely affected in the past by the lack of availability of modem chips necessary for many brands of modems. The Company has in the past had modems on back order and has experienced delays in obtaining modems. The delays in obtaining modems that the Company experienced in the past abated during 1996. There is no current indication that such shortages will re-occur.

The Company also promotes third-party software for use by its customers. Access to and the cost of such software is critical to the Company's ability to compete for customers. For example, the Company currently has an agreement enabling the Company to distribute to its customers Web browsers offered by Microsoft Corporation ("Microsoft") and Netscape Communications Corporation ("Netscape"). Loss of access to popular software or software upgrades, grants of exclusive rights to the Company's competitors or price increases could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON TELECOMMUNICATIONS CARRIERS

The Company's services are provided using data communications capacity leased from third parties. The Company is substantially dependent upon Telstra and Optus for the provision of data transmission and Internet backbone services. Access to these services is critical to the Company's business. While Optus, Australia's second largest telecommunications carrier, provides some competition to Telstra. Telstra has a capacity to impose price increases on its customers, including the Company. Although both Telstra and Optus are currently subject to supervision and regulation by the ACCC, telecommunications charges to Internet service providers may be increased over time. Telstra currently offers Internet access services in competition with those offered by the Company, and has expanded its service offering and its subscriber base. Optus has publicised its intention to offer Internet access services There can be no assurance as to the future regulatory environment in which the Company will operate or that Telstra or others will not use their strategic positions to gain a competitive advantage in some future period, including by price reductions, service bundling, or by some other means. Any such actions by Telstra, Optus or other significant telecommunications carriers could have a material adverse effect on the Company's business, results of operations or financial condition. In addition, the Commonwealth Government has successfully completed an initial public offering of approximately one-third of the issued capital of Telstra in 1997. Legal restrictions will prevent a material holding by any single party in the shares to be offered under the initial public offering. The introduction of market scrutiny on Telstra's management performance may affect the manner in which Telstra conducts its business, including those upon which OzEmail is dependent.

The Company will need access to expanded bandwidth capacity if its customer base increases. Inability to obtain necessary additional transmission capacity from Telstra or Optus or by other means could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, failure of the Telstra and/or Optus network, even for a short period, could have a material adverse effect on the Company's business, results of operations and financial condition.

OzEmail is substantially dependent on Telstra and Optus for the provision of certain services related to maintenance and expansion of the Company's networks. OzEmail has, from time to time, experienced delays in the receipt of telecommunications services from Telstra. These delays have in the past and could in the future inhibit the Company's ability to deliver its services and expand the capacity of its network. Telstra is the sole supplier of ISDN service connections for the Company.

Voyager is substantially dependent upon Telecom New Zealand, New Zealand's largest licensed telecommunications carrier, for network access. The Company's major New Zealand competitor is XTRA, a division of Telecom New Zealand, which launched its service in the second quarter of 1996. In September, 1996, Voyager lowered its peak connection time rate in response to XTRA reducing its access charges in August, 1996. Voyager further reduced its peak connection time rate in March, 1997. There can be no assurance that pricing practices engaged in by XTRA will not intensify in the future.

MANAGEMENT OF GROWTH

The Company's recent growth has placed, and in the future may continue to place, a significant strain on the Company's administrative, operational and financial resources and has increased demands on its systems and controls. The Company anticipates that its continued growth will require it to recruit and hire a substantial number of new managerial, technical and sales and marketing personnel.

Competition for qualified personnel in the Internet industry is intense and there are a limited number of people in the Company's markets with knowledge of and experience in the Internet service industry. The process of locating, training and successfully integrating such personnel into the Company's operations is often lengthy and expensive. There can be no assurance that the Company will be successful in attracting, integrating and retaining such personnel.

Although the Company has devoted significant resources to establishing systems and controls suited to the Company's operations, many of these systems are relatively new and, therefore, there can be no assurance that these systems and infrastructure will be adequate to maintain and effectively monitor future growth. The Company has in the past experienced delays in invoicing customers and verifying customer creditworthiness. These delays were caused primarily by staffing shortages resulting from the Company's growth. The Company requires most of its residential customers to pay for its services using their credit cards. The Company primarily bills its users based on obtaining valid credit card authorisations, prior to recognising revenues for financial statement reporting purposes. The Company is in the process of identifying and installing additional systems to be used for billing, customer service and customer tracking, but there can be no assurance as to the time necessary or the expense associated with implementing such systems. The Company may from time to time be exposed to credit card fraud or malpractice which may have a material adverse effect if practised on a wide scale and/or over an extended period. Any system failures could have a material adverse effect on the Company's business, results of operations and financial condition.

LIMITED MARKET; RISK OF INTERNATIONAL EXPANSION

To date, the Company has only limited experience providing Internet and Internet telephony services internationally. There can be no assurance that these operations will be profitable in the short term or at all. Failure in any of these international expansion efforts could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, there can be no assurance that the Company will be able to obtain or retain the permits and operating licences required for it to operate its networks, to hire and train employees, to market, sell and deliver its services in these markets or to provide regionally-focused content that reflects the culture, needs, and markets of the new countries. Any of these factors could result in cessation of operations and a complete loss of the investment in the affected countries, which could have a material adverse effect on the Company's business, results of operations and financial condition.

OzEmail Interline has licensed the Internet telephony service offering to third parties internationally and it intends to extend the number of international licences. There are certain risks inherent in licensing these services to third parties internationally. There can be no assurance that licensees of these services will be able to: obtain or retain regulatory approval to operate the services; expand the network in their territory of operation; operate the services in their territory in an efficient and commercially viable manner; pay licence fees to the Company for the operation of the services in a timely manner or at all; and hire and train employees to operate, sell, market and deliver the services to an appropriate standard of expertise. Any of these factors could result in a failure to expand the OzEmail Interline service to a commercially viable extent, which could have a material adverse effect on the Company's business, results of operations and financial condition.

There are certain risks inherent to doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, expropriation, nationalisation, war and other political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology exports and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations. Specific to the Internet industry, companies conducting business in foreign countries may require operating licences in new and uncertain regulatory environments. Such licences may be difficult to obtain and retain depending on government policies, customs, changes in political leadership, and other factors. In many countries, the Company may need to enter into a joint venture or other strategic relationship with one or more third parties in order to successfully conduct its operations, and may be required by law to hold only a minority interest in any operating entity. To the extent the Company is a party to joint ventures, the Company may be subject to loss of proprietary information, risky business practices and other strategic decisions contrary to the Company's business judgment. In addition, international expansion could require a significant diversion of financial and technical resources and management attention from operations in Australia and New Zealand. In addition, there can be no assurance that laws or administrative practice relating to taxation, foreign exchange or other matters of countries in which the Company operates will not change.

NEW AND UNCERTAIN MARKET; CUSTOMER RETENTION

The market for Internet connectivity services and related software products is at an early stage of development. Since this market is relatively new and because current and future competitors are likely to introduce competing Internet connectivity services, online services and products, it is difficult to predict the rate at which the market will grow or at which new or increased competition will result in market saturation. The novelty of the market for Internet access services may also adversely affect the Company's ability to retain new customers, as customers may discontinue the Company's services after an initial trial period. To continue to realise customer growth in all its markets, the Company must continue to replace terminating customers and attract additional customers. If demand for Internet services fails to grow, or grows more slowly than anticipated, the Company's business, results of operations and financial condition could be materially adversely affected.

The sales and marketing expenses and customer acquisition costs associated with attracting new customers are substantial. Accordingly, the Company's ability to improve operating margins will depend in part on the Company's ability to retain its customers. The Company continues to invest significant resources in its telecommunication infrastructure and customer support resources, but there can be no assurance that these investments will improve customer retention. Since the Internet market is new and the utility of available services is not well understood by many new and potential customers, the Company is unable to predict future customer retention rates. Any deterioration in customer retention rates or increased costs associated with retaining customers could have a material adverse effect on the Company's business, results of operations and financial condition.

RAPID TECHNOLOGICAL CHANGE

The Internet services industry in which the Company operates is characterised by rapidly changing technology, evolving industry standards, emerging competition and frequent new service, software and other product innovations. There can be no assurance that the Company can successfully identify new service opportunities and develop and bring new products and services to market in a timely and cost-effective manner, or that products, software and services or technologies developed by others will not render the Company's products, software, services or technologies non-competitive or obsolete. In addition there can be no assurance that product or service developments or enhancements introduced by the Company will achieve or sustain market acceptance or be able to effectively address the compatibility and interoperability issues raised by technological changes or new industry standards.

DEVELOPMENT OF TRANSMISSION MEDIA, SOFTWARE AND TECHNOLOGY

As of December 31, 1997, the Company employed 47 people dedicated to software development. The Company's software development personnel have been engaged in: integration of third-party software products into its service offerings; development of Internet telephony service offering; and development of the Company's management information systems, online content delivery systems, host systems, and billing systems.

As Internet-related industries evolve, the Company may be required to develop or acquire additional technological capabilities. In particular, there is substantial uncertainty as to the transmission media for future Internet service providers. Currently, the Company provides access to Internet services through both analog and digital telephone lines and ISDN lines. Several companies outside of Australia have recently introduced delivery of Internet access services through cable television lines. In Australia, cable lines have coverage over large proportions of the main capital cities. Much of the rest of the country is expected to gradually gain cable or wireless access. As in the rest of the world, Australians are eventually expected to be able to access the Internet by cable modem, screen-based telephones, television set-top boxes and other consumer electronic devices. In addition, customer requirements may change the way Internet access is provided. Thus, the Company may need to develop new services or modify its existing services to accommodate these developments. The Company's pursuit of these technological advances may require substantial time and expense and there can be no assurance that the Company will succeed in adapting its Internet service business to handle such requirements.

SECURITY RISKS

Despite the implementation of network security measures by the Company, such as limiting physical and network access to its routers and host systems, the Company's Internet infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by its customers, employees or other Internet users. Computer viruses, break-ins or other security problems could lead to interruption, delays or cessation in service to the Company's Internet customers. Further, such inappropriate use of the Internet could also potentially jeopardise the security of confidential information stored in the computer systems of the Company, the Company's customers and other parties connected to the Internet, which may deter potential customers and give rise to uncertain liability to users whose security or privacy has been infringed. The security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and the Company's customer base and revenues in particular. A significant security breach could result in loss of customers, damage to the Company's reputation, direct damages, costs of repair and detection and other expenses. The occurrence of any of the foregoing events could have a material adverse effect on the Company's business, results of operations and financial condition.

RISK OF SYSTEM FAILURE

The success of the Company is largely dependent upon its ability to deliver high quality, uninterrupted access to the Internet. Any system failure that causes interruptions in the Company's operations could have a material adverse effect on the Company. The Company has experienced mechanical, network and other failures relating to individual POPs, and the Company's subscribers have, from time to time, experienced difficulties in accessing and maintaining connection to the Internet. The Company's telecommunications network is carried primarily on lines leased from Telstra, Optus and Telecom New Zealand. Failures in these or other communications networks relied on by the Company will result in customers receiving no or diminished access to the Internet. The Company also leases the properties where its POPs are located. Any relocation that may be required as a result of expired or changing lease terms may result in increased costs or temporary disruption of service. The Company seeks to regularly upgrade its POPs to reduce congestion and improve efficiency. This process has, in the past been slowed down by the inability of the Company to obtain necessary modems and other equipment. Such difficulties in the future could cause a loss of customers or slow the growth of new customers, and could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's operations are dependent on its ability to protect its computer equipment and the information stored in its data centers, POPs, and fax and voice gateways against damage by fire, earthquake, natural disaster, power loss, telecommunications failures, unauthorised intrusion and other catastrophic events. The Company believes it has taken prudent measures to reduce the risk of interruption to its operations. However, there can be no assurance that these measures are sufficient. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on its business, results of operations and financial condition. In particular, a catastrophic failure at any or all of its Sydney, Melbourne, Brisbane or Auckland hubs would result in decreased network performance and, if prolonged, could result in reduced revenues, loss of customers and damage to the Company's reputation, any of which could in turn have a material adverse effect on the Company's business, results of operations and financial condition. While the Company carries property and business interruption insurance to cover its operations, the coverage may not be adequate to compensate for losses that may occur.

FORMAL LICENSING AND JOINT MARKETING AGREEMENTS

The Company is currently a party to a number of contractual agreements whereby the Company licenses software for its own systems, obtains rights to distribute software to its customers and establishes marketing arrangements pursuant to which its products are delivered to customers and potential customers. Among these agreements, the Company has agreements enabling the Company to supply Microsoft Internet Explorer or Netscape Web browser software to each of its customers. The Company believes that the ability to supply the Web browser software is important in its efforts to attract and retain customers, but there can be no assurance that the Company will be able to continue to obtain necessary browser and other software at favourable prices or at all. The Company has also entered into agreements with a number of modem and computer suppliers and magazine publishers to bundle the Company's installation software with their products. The Company believes that these arrangements have contributed to the Company's efforts to expand its customer base, but there can be no assurance that these agreements will be renewed or that future agreements will be on terms as favourable to the Company as those currently available. In addition, as the Australian modem market changes and new entrants gain market share, there can be no assurance that the Company will be able to enter similar bundling agreements with the new entrants, or that the companies currently bundling the Company's software will maintain their current market shares. Such promotional techniques may be less effective in the future. Any decrease in the effectiveness of these agreements could have a material adverse effect on the Company's business, results of operation and financial condition.

RISKS ASSOCIATED WITH PROVIDING CONTENT

As an online content provider, the Company faces uncertainty as to its ability to develop marketable content in a cost-effective manner. The Company also depends substantially on obtaining and retaining licences to content developed by third parties for its online service offering . There can be no assurance that such third-party providers will continue to develop and provide such content, will provide content at the necessary quality level, or will provide such content to the Company on a cost-effective basis. Failure to develop, maintain and continue to provide high-quality content could cause a reduction in both the number of new customers and the use of the Company's service by existing customers, which could in turn have a material adverse effect on the Company's business, financial condition and results of operations. The Company may experience these difficulties to an even greater extent in international markets that it enters in the future. For example, providing online content exposes the Company to liability for copyright infringement, defamation and other claims. Providing real time stock quotes from the Australian Stock Exchange through OzEmail Stockwatch also exposes the Company to the possibility of legal action if the Company fails to exercise reasonable care in providing accurate stock quotes, and quoted companies or investors in such quoted companies suffer economic loss from resultant inaccuracies in the provision of stock quotes.

POTENTIAL LIABILITY FOR INFORMATION DISSEMINATED THROUGH THE NETWOR

Internet service providers may face potential liability in Australia and worldwide for the actions of customers and others whose publications are viewed or otherwise accessed by people using their systems, including liability for defamation or the dissemination of obscene or other uncensored material. A number of Internet service providers in the United States have been sued for libel and copyright infringement arising out of the acts of others.

In response to the proposals in the Australian Federal Government Discussion Paper, Copyright Reform and the Digital Agenda (July 1997), carriers and ISPs expressed considerable concern about the uncertainty of the circumstances in which they could be liable for copyright infringement by others. Bearing in mind these concerns, the Federal Government has decided that the Copyright Act will be amended to make it clear that the carriers and ISPs will not be liable for copyright infringements on their customers' web sites by reason only of the fact that the infringements occurred on the facilities of the carrier or ISP. There can however be no assurance, that the laws of Australia or New Zealand or other countries in which the Company may establish a presence will not impose liability on Internet service providers for the acts of those using their networks.

In addition to civil liability that might be imposed on the Company for violations of privacy or intellectual property rights, the Company may face action by governmental authorities in respect of certain sexually explicit or otherwise offensive or illegal material available on the Company's servers and other servers connected to the Internet and accessible via the Company's network. One U.S. online service provider faced demands from German authorities demanding that it deny access to certain sexually explicit news groups. The Company believes that no such action has been taken in Australia or New Zealand to date, but there can be no assurance that such actions will not be taken in the future.

NEED FOR ADDITIONAL CAPITAL TO FINANCE GROWTH AND CAPITAL REQUIREMENTS

There can be no assurance that the Company will not seek to exploit business opportunities of a kind which will require it to raise additional capital from equity or debt sources. In particular, acquisition of complementary businesses, entrance into certain countries and commercialisation of new technology and products to expand and complement the business could require a significant commitment of resources, which could in turn require the Company to obtain additional financing. There can be no assurance that the Company will be able to raise such capital on favourable terms or at all. If the Company is unable to obtain such additional capital, the Company may be required to reduce the scope of its anticipated expansion, which could adversely affect the Company's business, financial condition and results of operations.

EARLY STAGE OF DEVELOPMENT IN NEW AND EVOLVING MARKETS

The Company's prospects should be considered in the light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and evolving markets. The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, including user demand for Internet access and services, capital expenditures and other costs relating to the maintenance and expansion of operations, the number and mix of residential and business customers, customer retention rates, pricing changes by the Company and its competitors, new service introductions by the Company and its competitors, delays or expense in obtaining necessary equipment, access to telecommunications transmission capacity supplied by telecommunication carriers, economic conditions in the Internet access and services industry, and economic conditions. There can be no assurance that the Company will be able to offset the effects of any future price reductions or cost increases with increased numbers of customers, higher revenue from enhanced services, cost reductions or otherwise. There can be no assurance that revenue growth will continue or that the Company will in the future sustain profitability on either a quarterly or annual basis.

7. FINANCIAL OVERVIEW

OzEmail Limited and Controlled Entities
ACN 066 387 157

Consolidated Profit and Loss Accounts  (A$000's)

                            FROM INCORPORATION ON     YEAR ENDED DECEMBER   YEAR ENDED DECEMBER    3 MONTHS ENDED
                            SEPTEMBER 12, 1994 TO          31, 1996             31, 1997           MARCH 31, 1998
                              DECEMBER 31, 1995            (AUDITED)           (AUDITED)             (UNAUDITED)
                                  (AUDITED)

OPERATING REVENUE                   10,140                  33,533              75,090                 22,743
                         ========================================================================================

Operating profit                     808                       973              6,012                (3,384)
before income tax

Income tax                           449                       556              3,024                  (463)
                         ----------------------------------------------------------------------------------------

OPERATING PROFIT AFTER               359                       417              2,988                (2,921)
INCOME TAX
Outside equity
interest in operating                 60                        16                  -                     -
profit after income tax
                         ----------------------------------------------------------------------------------------
OPERATING PROFIT AFTER
INCOME TAX
ATTRIBUTABLE TO                      419                       433              2,988                (2,921)
MEMBERS OF THE COMPANY

Retained profits at
the beginning of the                  -                        419                852                   940
year
                         ----------------------------------------------------------------------------------------
Aggregate of amounts
available for                         -                        852              3,840                (1,981)
distribution

Dividends provided for                -                          -             (2,900)                    -
                         ----------------------------------------------------------------------------------------

RETAINED PROFITS AT
THE END OF THE YEAR                  419                       852                940                (1,981)
                         ========================================================================================

It should be noted that goodwill relating to the acquisition of OzEmail Interline will be amortised over the period of expected benefits which has been assessed as between two to five years, in accordance with the Company's accounting policies. This will have an impact on the Company's Australian GAAP profit and loss of additional amortisation expense of approximately $3,730,000 per annum commencing 15 April 1998.

These consolidated profit and loss accounts have been prepared under Australian GAAP and differ from those prepared in US GAAP.

COMMENTS ON 1998 FIRST QUARTER RESULT

Revenues for the first quarter of 1998 were A$22,743,000, an increase of 85.7% over 1997 first quarter revenues of A$12,248,000. The growth in revenues is primarily attributable to the November 1997 acquisition of Access One and increased residential and enterprise revenue from OzEmail's Australian Internet connectivity business.

The main reasons for the increase in costs as a percentage of revenues were Communication, Goodwill and General and Administrative expenses. The higher communications costs were due to the significant bandwidth commitments of Access One. Management has addressed these costs by obtaining early termination on dedicated links inline with the restructure plan related to the access one purchase. Goodwill amortisation as a result of the purchase of Access One in November 1997, amounted to $1,130,000 in the first quarter. Additional General and Administrative expense was primarily attributable to the hiring of a corporate management team in order to expand Interline's international Internet telephony network.

Tax benefits related to earnings in non-wholly owned subsidiaries have not been brought to account.

Management believes that the core Internet business was strengthened in the quarter with the purchase of Camtech Internet Services and, with the acquisition of Access One, will result in integration benefits to the group.

 .............................................................................
OzEmail Limited and Controlled Entities
Consolidated Balance Sheet Data  (A$'000)

                                                                                           PROFORMA
                                        DEC 31, 1996      DEC 31, 1997    MAR 31, 1998   MAR 31, 1998
                                           (audited)         (audited)     (UNAUDITED)    (UNAUDITED)

CURRENT ASSETS
Cash and bank balances                        44,615            49,166          43,138         43,672
Receivables                                    5,512            10,678          13,105         13,279
Inventories                                        -                43              51            217
Other                                          1,365             1,400           1,215          1,215

                                  --------------------------------------------------------------------
TOTAL CURRENT ASSETS                          51,492            61,287          57,509         58,383
                                  --------------------------------------------------------------------

NON-CURRENT ASSETS
Receivables                                        -             4,257           5,254              -
Plant and equipment                           17,055            22,494          21,790         26,836
Investments                                       24             2,582           2,559          2,559
Goodwill on consolidation                          -            20,164          22,123         40,775
Other                                            386             1,415           1,305          1,305

                                  --------------------------------------------------------------------
TOTAL NON-CURRENT ASSETS                      17,465            50,912          53,031         71,475
                                  --------------------------------------------------------------------

TOTAL ASSETS                                  68,957           112,199         110,540        129,858
                                  --------------------------------------------------------------------

CURRENT LIABILITIES
Accounts payable                               8,831            26,664          26,511         28,640
Borrowings                                     1,528             3,673           4,409          4,574
Provisions                                     1,413            10,589           8,594          7,180

                                  --------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                     11,772            40,926          39,514         40,394
                                  --------------------------------------------------------------------

NON-CURRENT LIABILITIES
Borrowings                                     2,175             4,145           3,677          3,913
Provisions                                       505             1,106             377            394

                                  --------------------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES
                                               2,680             5,251           4,054          4,307
                                  --------------------------------------------------------------------

TOTAL LIABILITIES                             14,452            46,177          43,568         44,701
                                  --------------------------------------------------------------------

NET ASSETS                                    54,505            66,022          66,972         85,157
                                  ====================================================================

EQUITY
Share capital                                    414               444             462            483
Reserves                                      53,239            64,638          68,491         86,850
Retained profits                                 852               940          (1,981)        (1,981)
Outside equity interests                           -                 -               -           (195)
                                  --------------------------------------------------------------------

TOTAL EQUITY                                  54,505            66,022          66,972         85,157
                                  ====================================================================

NOTES TO THE FINANCIAL OVERVIEW

The unaudited pro forma balance sheet presents, on an Australian GAAP basis, condensed consolidated balance sheet information of OzEmail giving effect to the purchase by OzEmail of Metro's 40% interest in OzEmail Interline Pty Limited as if it had occurred at 31 March 1998. Metro originally acquired this 40% interest in June 1997 from OzEmail (32%) and Ideata Pty Limited (8%).

OzEmail regained control of OzEmail Interline in April 1998 when it increased its equity interest to 88% by acquiring the 40% interest under an independent transaction. OzEmail will therefore consolidate OzEmail Interline from 15 April 1998, for the purposes of Australian GAAP. Further details of these transactions are included in Notes 22 and 25 of the Company's financial statements for the year ended 31 December 1997.

OzEmail issued 5,400,000 ordinary shares (equivalent to 540,000 ADSs) with a market value of US$2.2125 per share at close of business on 15 April 1998 in consideration for the 40% of shares acquired in OzEmail Interline giving rise to total consideration of $18,380,769. Metro also agreed to forgive a debt of $2,043,000 owed by OzEmail Interline. This debt forgiveness was in respect of its obligation to contribute to running costs under clause 6 of the Shareholders' Deed. This has been reflected as part of the net cost of the additional 40% interest in OzEmail Interline in the pro forma balance sheet.

The pro forma condensed balance sheet reflects pro forma adjustments to include the issue of the shares, the forgiveness of debt and to consolidate OzEmail Interline based on its unaudited financial statements at 31 March 1998. The directors have used the carrying amounts of the assets and liabilities in these financial statements as an estimate of the fair values of OzEmail Interline's tangible assets and liabilities at the date OzEmail gained control of the company and for the purposes of calculating the goodwill on consolidation in the pro forma balance sheet. The resulting goodwill on consolidation of approximately $18,651,000 may change as the acquisition accounting entries recorded in OzEmail's financial statements for the year ended 31 December 1998 will be based on the fair values of OzEmail Interline's identifiable assets and liabilities at the date of acquisition.

There are significant differences between the Company's Consolidated Balance Sheet under US GAAP and Australian GAAP in respect of the accounting treatment for the repurchase of Metro's 40% interest in OzEmail Interline.

For the purposes of US GAAP reporting, as the equity interest in OzEmail Interline held by Metro was repurchased within one year of sale, in accordance with the Securities and Exchange Commission Staff Accounting Bulletin Topic 5-H the Company has restated its previously reported second quarter results to reverse the gain recorded on the initial sale of the equity interest in OzEmail Interline. The Company has also reversed previously recorded license revenues from Metro recognised in the second quarter of 1997. As a result of the change in ownership under Securities and Exchange Commission Staff Accounting Bulletin Topic 5-H a restatement has also been made to the previously released second and third quarter results. The impact of this restatement was that the monies received from Metro were treated as deposits pending the issue of shares by OzEmail on 15 April 1998 and no profit was recorded in June 1997 in respect of license fees received or profit on the original sale of the equity interest in OzEmail Interline. This restatement has had the effect of the Company reporting for US GAAP purposes a net loss of $16,768,000 for the year to 31 December 1997.

8. ADDITIONAL INFORMATION

NASDAQ LISTING

In May 1996 3,200,000 American Depositary Shares ("ADSs"), each representing one ordinary share of OzEmail, were listed on the NASDAQ market in the United States of America ("USA") after a successful capital raising in the USA. In July 1996 the underwriter to the initial public offering in the USA exercised an over allotment option to acquire a further 150,000 American Depositary Shares at US$14.00 per share.

On 18 September 1997 a general meeting of shareholders approved a share split of 10 ordinary shares for every 1 ordinary share. The ADSs therefore now represent 10 ordinary shares per ADS.

As at 7 May, 1998, there were 121,508,250 Ordinary A$0.004 Shares on issue, 34,095,000 of which were represented by 3,409,500 American Depositary Shares.

A table, setting out the monthly high and low last sale prices of OzEmail's ADSs on NASDAQ since listing appears below.

   MONTH                        GH LAST SALE (US$)     LOW LAST SALE (US$)

   1998
   May (up to 14 May)                28.19                    19.06
   April                             22.81                    16.00
   March                             16.88                     9.50
   February                          12.75                     8.00
   January                            9.63                     8.00

   1997
   December                          10.25                     7.25
   November                          13.56                     9.75
   October                           13.63                    10.50
   September                         16.00                    12.25
   August                            13.88                     6.63
   July                               7.13                     6.13
   June                               8.25                     6.81
   May                                6.50                     5.75
   April                              8.50                     6.50
   March                             11.50                     7.00
   February                          14.13                    11.13
   January                           14.13                     9.00

   1996
   December                          11.00                     8.00
   November                           8.13                     6.75
   October                            9.25                     6.38
   September                          9.13                     6.75
   August                             9.88                     6.25
   July                              13.63                     6.50
   June                              15.38                    11.00

A table setting out the exchange rate at which US$ purchased A$ as published by the ANZ Banking Group Limited for retail customers in Sydney at the commencement of business on the last working day of each calendar month in 1998 is set out below

           MONTH END                A$ /US$ RETAIL BUY RATE
           April                            0.6490
           March                            0.6624
           February                         0.6711
           January                          0.6735


The ordinary shares being sold to investors by the Sellers pursuant to the offer contained in this Information Memorandum are not registered with the Securities and Exchange Commission in the United States of America ("SEC"). Under these circumstances these ordinary shares cannot currently be lodged with a depositary and traded as ADSs on NASDAQ. The Company is not proposing to register any of the ordinary shares sold by the Sellers pursuant to this offer with the SEC for trading on the NASDAQ National Market in the USA. Unless investors are prepared to enter into their own registration procedures with the SEC and depositary arrangements with NASDAQ in the USA at their own expense, these ordinary shares will not be able to be traded on NASDAQ in the USA.

LITIGATION

On March 18, 1997, the Australasian Performing Rights Association ("APRA") filed a statement of claim against the Company. APRA claims that the Company has infringed copyright in a variety of musical works owned and controlled by APRA by permitting the Company's customers to download those works. APRA seeks injunctive relief and damages against the Company. The Company has been advised by its litigation counsel that, in view of the fact that APRA has offered to license the download of music through Internet service providers for a fee to the Internet service provider of A$1.00 per customer per year, the thrust of this litigation is to attempt to establish a legal precedent which impels the payment of a licence fee by an Internet service provider. The Company is defending this action. The Company does not believe that this action will give rise to any material liability. However, there can be no assurance that the ultimate disposition of this claim will not have a material adverse impact on the business, results of operations or financial condition of the Company, or that the Company will not be required to obtain a licence or pay a licence fee. The failure to obtain such a licence could have a material adverse impact on the Company.

OzEmail owns an 80% equity interest Voyager, with the remaining 20% equity interest held by two former directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On January 2, 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September, 1997, in the High Court of New Zealand for recovery of the share sale price. OzEmail has sought legal advice from legal counsel and is defending the matter. The Company has provided for an amount that it believes adequately covers the fair value of the shares and all other costs associated with this claim.

From time to time, the Company has received, and may in the future receive, notice of claims by other parties against the Company. As of the date of this Information Memorandum, the Company is not a party to any other legal proceedings, and is not aware of any other pending or threatened proceedings the outcome of which, in the opinion of management, would have a material adverse impact on the Company's business, results of operations or financial condition.

TAXATION CONSIDERATIONS FOR INVESTORS

The following is a summary of the tax position for Australian resident individual investors based on the current law. It is not meant to be an authoritative or complete statement of the law. Investors, and in particular corporations, trustees and non-Australian residents, should seek their own advice in relation to their taxation circumstances.

TAX ON DIVIDENDS

Dividends received by Australian residents are normally taxable as income.

Individual shareholders who are residents of Australia may be entitled to a rebate of tax in respect of franked dividends received from OzEmail. The availability of this rebate may be restricted by proposed legislation. Subject to certain exemptions and elections, the proposed legislation requires taxpayers (and their associates) to hold OzEmail shares "at risk" for not less than 45 days (excluding acquisition and disposal days) during a qualification period in order to qualify for the franking rebate.

A franked dividend is one which is paid out of profits in respect of which Australian company income tax (currently levied at 36%) has been paid. The income tax paid by OzEmail determines the available franking credit attached to the dividend which in turn determines the franking rebate.

Shareholders who are in receipt of franked dividends from OzEmail and are entitled to a franking rebate should include an amount equal to the dividend received plus the franking credit as income in their tax returns. A rebate equal to the franking credit is then available to offset tax on the dividend and on other income. The amount of the franking credit available for any dividend will be shown separately on the dividend statements provided by OzEmail to each shareholder.

To the extent that a dividend is unfranked, there is no franking credit. The unfranked portion of the dividend is taxable

TAX ON DISPOSAL OF SHARES

Shareholders who dispose of their shares at a price in excess of their cost base may be subject to capital gains tax. Tax is imposed on the gain realised on the disposal, subject to an adjustment of the cost base for inflation over the period of the shareholding if the shares are held for more than 12 months. Averaging of capital gains may reduce the tax payable on the gain realised on disposal.

Shareholders who dispose of shares at a price which is less than their cost base may incur a capital loss. A capital loss may be able to offset against capital gains that arise in the same year of income or a subsequent year of income. A capital loss may not be offset against ordinary income. The capital loss will not include any inflation adjustment.

Gains realised by certain categories of shareholders (such as share traders) may be taxed as ordinary income, without any adjustment for inflation.

STAMP DUTY

Prior to listing on the Australian Stock Exchange ("ASX"), a transfer of shares in OzEmail will attract NSW stamp duty as to 0.6% payable by the purchaser on the sale price or market value of the shares, whichever is higher.

After listing on the ASX, a transfer of shares in OzEmail on the ASX through a stockbroker will attract NSW stamp duty as to 0.15% by the seller and 0.15% by the purchaser on the sale price of the shares. A transfer of

OzEmail shares otherwise than through a stockbroker will attract NSW stamp duty as to 0.3% payable by the purchaser on the sale price or market value of the shares, whichever is higher.

OTHER MATERIAL CONTRACTS

Agreement for sale of shares in OzEmail Interline, dated in April, 1998, between Ligapart, OzEmail Fax Investments, OzEmail, and Ideata.

Transfer by Ligapart AG of 3,700,000 shares in OzEmail Interline to OzEmail Fax Investments in April 1998 in consideration of the issue of 5,400,000 Ordinary Shares in OzEmail Limited.

Deed, dated in April, 1998, between OzEmail Fax Investments, Ideata, Ligapart, Interline Telco, OzEmail and the directors of OzEmail Interline, whereby the parties agreed to: terminate the Shareholders' Deed entered into by the shareholders of OzEmail Interline on 26 June, 1997; terminate the European Licence Agreements between the Company and Interline Telco; and otherwise generally dissolve their contractual relationship on terms and conditions which are contained in the covenants contained within the Deed and in accordance with the terms of the Agreement for Sale and Purchase of Shares for no consideration in OzEmail Interline dated in April, 1998.

Deed of assignment, dated April 1998, between OzEmail Interline and Interline Telco whereby Interline Telco agreed to assign a sub licence agreement with Telefuture Antilles N.V. to OzEmail Interline.

Agreement for the sale and purchase of the Internet business of Solution 6, dated 8 November, 1997, between OzEmail and Solution 6.

Amending Deed, dated 25 November, 1997, between Solution 6 and OzEmail.

Share option deed between Solution 6 and OzEmail.

Shareholders' Agreement between OzEmail Pty Limited, John O'Hara and Alistair Stevens dated 14 March 1996. This agreement formalised the venture for the conducting of business of Internet access provision, using Voyager New Zealand Limited as the operating entity. This agreement is the subject of litigation as disclosed above under the heading Litigation.

Service Provider Agreement (Internet Services) between Optus Networks Pty Limited and OzEmail, dated 18 November, 1997, whereby Optus provides OzEmail with managed access to the Internet.

Deed, made on 18 November, 1997, between OzEmail and Optus Networks Pty Limited agreeing to release Access One from future liability under Access One links agreements on terms and conditions set out in this Deed.

Capacity Use Agreement between Southern Cross Cables Limited ("Southern Cross"), a company incorporated in New Zealand, and OzEmail, entered into in April 1998, regarding the basis on which Southern Cross will grant to OzEmail use of part of the capacity on the fibre optic submarine cable network ("network")to be developed, constructed and operated by Southern Cross Cables Limited, a company incorporated in Bermuda, for a period of 15 years from the ready for service date (expected to be approximately two years from the date of the Agreement). The agreement provides for 45Mbps of capacity in the first four years following the ready for service date, growing to 90Mbps thereafter.

Letter from Southern Cross confirming the grant of an option to OzEmail (exercisable prior to 30 June 1998) to double its capacity under the agreement entered into in April 1998.

Sale of business agreement between Camtech (SA) Pty Limited and OzEmail Limited, dated 31 March, 1998.

Agreement between OzEmail and Telstra Corporation dated 20 November 1997, releasing Access One from certain ongoing commitments with Telstra, provided OzEmail satisfy certain conditions such as: the payment of overdue accounts owed by Access One; the acceptance of liability by OzEmail of all debts incurred by Access One which may have been incurred prior to its acquisition but not previously advised to Access One by Telstra provided they are invoiced within 60 days of acquisition; and the provision of a company guarantee by OzEmail in respect to the liabilities of Access One.

Agreement between OzEmail and AT&T, signed 9 July 1997, for the provision of a 2.048Mbps half circuit from the United States for a term of two years.

Proposal for telecommunication services to Voyager by New Zealand Telecom, accepted by Voyager on 11 August, 1997.

Internet sign up referral and Microsoft Internet Explorer Licence and distribution agreement, with an effective date of 25 November, 1996.

Service and maintenance agreement between Bay Networks Inc. and OzEmail
Limited

Global Solution Services Comprehensive Agreement between Cisco Systems Australia and OzEmail Limited for the provision of support services.

Global Solution Services SMARTnet Agreement between Cisco Systems Australia and OzEmail Limited

Comprehensive Agreement between Cisco Systems Australia and OzEmail Limited

APNIC Ltd agreement dated 9 July 1997 whereby Internet resources are enabled to be registered by OzEmail for the Asia/Pacific Region.

Development and Licence Agreement between OzEmail an Inkomi Corporation dated 11 December 1996 whereby Inkomi licences the search engine technology that underlies the ANZWERS search engine.

i-Pass Alliance membership Agreement between i-Pass Alliance Inc and OzEmail Limited dated 19 December 1996 by which OzEmail becomes a member of the IPASS alliance which allows it to offer the Global Roaming service. Head agreement between the Commonwealth of Australia (represented by the Office of Government Information Technology) and OzEmail Limited.

Deed of agreement dated 27 March 1996 between the New South Wales State Contracts Control Board for Contract (ITS 2028 for provision of Internet Services and products)

Letter from the New South Wales Department of School Education regarding acceptance of OzEmail's quote for the provision of Internet services.

A letter agreement with the Queensland TAFE for the provision of Internet connectivity.

Licence agreement and termination agreement between OzEmail Interline and Concentric Network Corporation, date 11 July, 1997

Equipment lease agreements between OzEmail and Macquarie Bank for equipment valued at $2,930,000, entered into in 1996.

Uplink and Downlink Facility Agreement between AAPT Sat-Tel Pty Limited and OzEmail, dated 24 October, 1997.

Space Segment Customer Service Agreement between AAPT Sat-Tel Pty Limited and OzEmail, dated 24 October, 1997.

Master Rental Agreement, dated 16 May, 1997, between OzEmail and ARM Equipment Finance Pty Limited.

Rental Agreement, dated 16 May 1997, between OzEmail and ARM Equipment Finance Pty. Limited.

Lease agreement between Lymquoir Pty. Limited and OzEmail, dated 3 March, 1997, for premises at Level 2, 607 Bourke Street, Melbourne

Lease agreement between Waterfront Place (No. 2) Pty. Limited and
Waterfront Place (No. 3) Pty. Limited and OzEmail Limited for premises at level 13, Waterfront Place, 1 Eagle Street, Brisbane.

Lease agreement between SAS Trustee Corporation and OzEmail, commencing 1 November 1996, for premises at Unit 21, 39 Herbert Street St Leonards, New South Wales

Lease agreement between SAS Trustee Corporation and OzEmail, commencing 1 November 1996, for premises at Unit 22, 39 Herbert Street, St Leonards, New South Wales.

Lease agreement between SAS Trustee Corporation and OzEmail, commencing 15 September 1997, for premises located at ground Floor Warehouse Building B, Ground Floor, Floor 2 and Floor 3 of Building B Stage II, St Leonards Corporate Centre, 39 Herbert Street, St Leonards, New South Wales.

Term deposit letter of set-off between National Australia Bank and OzEmail for a bank guarantee provided by the bank for an amount of $15,738,000.

Application Documents, lodged with the Australian Communications Authority on Friday, 13 March 1998, prepared by OzEmail for the 1.8GHz and 800MHz Band Spectrum Licence Application. Application documents comprise an Application Form; Deed of Acknowledgment; and a bank cheque for the entry.

Network Licence and Support Agreement between Oracle Corporation Australia Pty Limited and OzEmail, entered into in May 1998 for the provision of internal software to OzEmail over 3 years.

Licence Agreement, entered into on 15 October 1996, between Portal Information Network Inc and OzEmail for the grant of a non-exclusive licence to customer care and billing software.

Agreement, dated 23 January 1998, between OzEmail and Portal, confirming variations to milestone dates set out in the Licence Agreement of 15 October, 1996.

Letter agreement between ANZ Securities Limited and OzEmail Limited in May 1998 for ANZ Securities Limited to lead manage the ASX Listing of the

OzEmail's ordinary shares for a fee of $100,000 and a success fee of $115,000 if the Offer closes successfully within 10 working days of opening. The Company must apply for Listing on the ASX and endeavour to obtain ASX approval for ASX listing before the closing of the Offer. OzEmail has given certain warranties to ANZ Securities Limited in respect of the information in this Information Memorandum.

The Company is also currently negotiating to enter into a reciprocal interconnect agreement with Telstra to exchange traffic between their respective customers. This may result in material cost savings for the Company in the future if finalised.

DIRECTORS INTERESTS

Interests of the directors in the promotion of, or any property proposed to be acquired by OzEmail and any amounts, whether in cash or securities or otherwise, that may have been paid or agreed to be paid to any director or proposed director of OzEmail (or to any firm in which he or she is a partner) either to induce him or her to become, or to qualify him or her as, a director, or otherwise for services rendered by him or her or by the firm in connection with the promotion or formation of OzEmail are set out hereunder.

DIRECTORS' SHAREHOLDINGS

The Directors and associates of Directors have the following shares in the Company at the date of this Information Memorandum


          NAME                       NUMBER OF SHARES HELD      PERCENTAGE OF TOTAL       NUMBER OF
                                                                      ISSUED             OPTIONS HELD
Mr Sean Howard (1)                       35,000,000                  28.8%
Mr Trevor Kennedy (2)                    17,500,000                  14.4%
Turnbull & Partners Holdings
Limited (3)                              17,500,000                  14.4%
Mr David Spence                           3,333,000                   2.7%                2,042,600
Mr Steve Ezzes                              150,000                    0.1%                 100,000

(1) Beneficially held through Arton No. 001 Pty Limited
(2) Beneficially held through Golden Research Pty Limited
(3) Beneficially held through Barzepa Pty Limited

Steve Ezzes has 100,000 US$1.40 options granted under the 1996 employee option plan and beneficially owns 15,000 OzEmail ADSs (equivalent to 150,000 OzEmail Ordinary Shares). David Spence has 2,042,600 A$0.33 options.

In September 1996, the Company entered into an agreement with FTR Holdings Limited ("FTR"), an entity affiliated with Turnbull & Partners Limited ("TPL"). Mr Malcolm Turnbull, a director of the Company, is a controlling shareholder of TPL. The agreement appointed FTR as the Company's sole and exclusive representative in Western Australia to seek new accounts, service existing Company accounts and market the Company's services and products. The Company is required to pay FTR a monthly fee based on 25% of the Internet access charges paid to the Company by Western Australia customers net of any amounts paid to third parties who introduce customers to the Company and net of 3% of all national access charges paid to the Company. Hitherto, the Company has had no representation in Western Australia. FTR's operations are based in that State.

On 10 September 1997 OzEmail entered into an agreement with FTR Holdings Limited ("FTR"), an entity affiliated with Mr Malcolm Turnbull, a director of OzEmail. Under this agreement, the above agreement of September 1996 was cancelled and OzEmail purchased all of the issued share capital of Microweb Pty Limited ("Microweb"), a subsidiary of FTR, for a lump sum of A$1.00 and deferred consideration equal to 10% of Microweb's revenues in respect of those areas of Microweb business as outlined in the agreement for a period of two years from the effective date of the agreement of 1 July 1997. Such revenues include, but are not limited to:

   I. all revenue received by OzEmail in respect of any services delivered to any person who at the time of invoice has an account with OzEmail and an invoice address in Western Australia; and
   II. any software products or web developments, developed by Microweb which are sold, licensed, assigned or otherwise deal with, whether such revenue is earned by Microweb, or any other entity which OzEmail owns or controls.

In October 1997, Microweb underwent a change of name to OzEmail West Pty Limited ("OzEmail West").

Details of this transaction are also disclosed at note 21.1(b) of OzEmail's Financial Statements for the year to 31 December 1997, which are contained in this Information Memorandum.

DIRECTORS FEES & EXPENSES

Fees were paid to Directors during the 2 years to 30 April, 1998 as follows:

                 Name                  Fees paid during previous 2 years (A$)
           Mr Sean Howard                             $436,891
           Mr David Spence                            $470,765
           Mr Malcolm Turnbull                        $396,704*
           Mr Steven Ezzes                            $145,340
           Mr Trevor Kennedy                           $33,333

* Includes amounts paid to Turnbull & Partners Limited, a company in which Mr Turnbull has a beneficial interest, for the provision of corporate advisory services to the Company and amounts paid to Goldman Sachs Australia LLC, a company of which Mr Turnbull is a director and chairman, for the provision of corporate advisory services to the Company.

The Company's Articles of Association provide that Directors may be paid by way of remuneration for their services as Director such sums as determined by the Company at general meetings from time to time.

In the normal course of business, the Directors are entitled to be reimbursed for reasonable travelling, hotel and other expenses incurred by them in the performance of their duties as Directors.

The Financial Statements of OzEmail for the year to 31 December 1997 which are attached to this Information Memorandum contain disclosure of Related Party Information at note 24, "Acquisition and Disposal of Controlled Entities" at note 21.1 and Remuneration of Directors and Executives at note 3(b).

DIVIDENDS

The directors of the Company may from time to time declare such dividends as appear to the directors to be justified by the available profits and the cash and capital requirements of the Company, having regard to the fact that the Company is a growth company and that it may be in the interests of the company to reinvest the whole or a proportion of available profits in ongoing or new capital projects.

OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors (the "Board") on May 1, 1996 and approved by the shareholders on May 1 1996. A total of 650,000 Ordinary A$0.04 Shares were authorised for issuance under the 1996 Plan, 325,000 of which were granted in June, 1996, and 19,500 of which were granted in November 1996. The options granted under the 1996 Plan in the year to December 31, 1996, vest over two years. Following the second vesting date of December 31 1997, for the options that were granted in November, 1996, the Company has re-calculated the number of options under the 1996 Plan that have been vested. On the basis of the re-calculation, and following the 10 for 1 share split approved by shareholders in September, 1997, 3,069,990 A$0.004 ordinary shares had vested under the 1996 Plan as at December 31 1997. Of such options, 2,912,490 and 157,500 were vested with an exercise price of the Australian dollar equivalent of US$1.40 and US$0.75 per A$0.004 Ordinary Share, respectively. The options with an exercise price of US$1.40 and US$0.75 must be exercised by July, 2000 and November 2001, respectively. Under the 1996 Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price not less than 85% of their fair market value on the grant date. As of December 31, 1997, 114,990 Ordinary Shares called for by such options were held by directors and officers as a group.

In January 1998, a further grant of options to acquire 1,080,000 Ordinary A$0.004 Shares was made under the 1996 Plan. The exercise price is A$1.20. Of these options, 50% vest in the option holders on 31 December 31, 1998, and 50% vest on 31 December, 1999.

As of 14 May, 1998, 562,000 options granted under the 1996 Plan had been exercised by employees. Of such options, 120,000 were exercised at an exercise price of US$0.75 per share and 442,000 were exercised at an exercise price of US$1.40 per share.

In August, 1995, Mr David Spence, the President and Chief Operating Officer of the Company, was granted an option to purchase 5,675600 Ordinary A$0.004 Shares in the Company at an exercise price of A$0.33, which expire in July 2000. The option vests ratably over three years, with one-third of the Ordinary Shares vesting on each of June 30, 1996, 1997 and 1998.

In August, 1997, Mr Spence acquired 300,000 shares by exercising a portion of his options, which he subsequently sold on the NASDAQ National Market. In March 1998, Mr Spence acquired a further 3,333,000 shares by exercising a portion of his options.

CONSENTS

Price Waterhouse consent to being named as the Auditors of OzEmail in this Information Memorandum. Price Waterhouse have given and have not before lodgment of this Information Memorandum withdrawn their consent to the issue of this Information Memorandum with the Independent Audit Report on the financial statements for the year ended 31 December 1997 and other references to the Audited Financial Statements in the form and context in which they are included. Price Waterhouse has not caused or authorised the issue of the Information Memorandum and do not make any statement in the Information Memorandum and are not aware of any statement in the Information Memorandum based on a statement made by them in the Information Memorandum other than the Independent Audit Report and the reference to the Audited Financial Statements. Price Waterhouse take no responsibility for any other statements in, or omissions from, the Information Memorandum.

Price Waterhouse have acted as the Company's auditors during the last 2 years and charged fees at their usual hourly professional rates and have provided professional services to the Company in respect of this Information Memorandum and have charged fees at their usual hourly professional rates.

www.consult Pty Limited has given , and has not before lodgment of this Information Memorandum with the ASX withdrawn, its consent to the issue of this Information Memorandum with the statements attributed to it being made in the form and context in which they are included.

OTHER MATTERS

This Information Memorandum contains all the information that would be required under section 1022 of the Corporations Law if this Information Memorandum were a registrable prospectus offering for subscription the same number of securities for which quotation will be sought.

OzEmail has not raised any capital for the 3 months before the date of issue of this Information Memorandum and will not need to raise any capital for 3 months after the date of issue of this Information Memorandum. The Company has enough working capital to carry out its stated objectives.

While the Company will not need to raise any additional capital in the next three months, the Company is mindful that in the dynamic business environment in which it operates opportunities for raising capital on favourable terms may present themselves and should, subject to ASX requirements, be taken advantage of in advance of such capital being required for the Company's business operations.

A supplementary information memorandum will be issued if the entity becomes aware of any of the following between the issue of this Information Memorandum and the date OzEmail's securities are quoted.

A material statement in the Information Memorandum is false or misleading . There is a material omission from the information memorandum. There has been a significant change affecting a matter included in the Information Memorandum. A significant new matter has arisen and it would have been required to be included in the Information Memorandum.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association may be inspected at the registered office of the Company by shareholders during normal business hours without charge.

A summary of the provisions in the articles of association relating to capital, dividends and voting rights is set out in the copy of the Secondary Sales Notice which follows.

SECONDARY SALES NOTIC

The following notice was lodged with the Australian Securities Commission in accordance with the Corporations Law.

                              OZEMAIL LIMITED
                              ACN 066 387 157

NOTICE UNDER SECTIONS 1043B AND 1043D OF THE CORPORATIONS LAW OF NEW
SOUTH WALES

This Notice is prepared and lodged by each of Barzepa Pty Limited ACN 065 103 942, Arton No. 001 Pty Limited ACN 054 328 004 and Golden Research Pty

Limited ACN 059 284 132 in compliance with sections 1043B and 1043D of the Corporations Law of New South Wales. The information contained in this Notice is current as at the date of this Notice. Each of Barzepa Pty Limited, Arton No. 001 Pty Limited and Golden Research Pty Limited is a seller of shares in OzEmail Limited (the "Company") as a principal.


1.  The Company was incorporated in New South Wales.

2. The address of the registered office of the Company is Ground Floor, Building B, 39 Herbert Street, St Leonards, NSW, 2065.

3.  a)   The authorised share capital of the Company is $5,000,010
         divided into  1,250,000,000  shares of $0.004 each.

    b) The issued share capital for the Company is 121,508,250 fully paid $0.004 ordinary shares.

    c)   The paid-up capital of the Company is $486,033.

    d) The share capital of the Company is divided into ordinary shares.

    e) The rights of each class of shareholders (being ordinary shareholders) in respect of capital, dividends and voting are as follows:

             i) CAPITAL

         If the Company is wound up then subject to any preferential or special rights attaching to any class of shares, shareholders will be entitled to participate in any surplus assets of the Company in proportion to the capital paid up on their shares when the winding up begins. If the assets available for distribution amongst shareholders are insufficient to repay the whole of the paid up capital, then those assets will be distributed in proportion to the capital paid upon shares when the winding up begins.

         Notwithstanding the above, the liquidator may with the sanction of a special resolution, divide among the members in kind the whole or any part of the assets of the Company and may for that purpose set such value as he deems fair upon any property to be divided and may determine how the division is to be carried out as between the members or different classes of members. The liquidator may with the like sanction vest the whole or any part of any such assets in trustees upon such trusts for the benefit of the contributories as the liquidator with the like sanction thinks fit but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

         ii) DIVIDENDS

         The directors of the Company may from time to time declare a dividend to be paid to the members entitled to such dividend and may fix a time for payment. The directors may from time to time declare such interim dividends to be paid to the members entitled to such dividends as appear to the directors to be justified by the profits of the Company. No dividend shall be paid otherwise than out of profits nor bear interest against the Company. Subject to the rights of persons (if any) entitled to shares with special rights as to dividends all dividends shall be declared and paid equally in respect of fully paid shares and in respect of each partly paid share according to the ratio of the amount paid (not credited) on the shares to the total amounts paid and payable (excluding amounts credited) on the shares in respect of which the dividend is paid but no amount paid in advance of calls shall be treated as paid on the share. All dividends shall be apportioned and paid proportionally to the ratio of the amount paid (not credited) on the shares to the total amounts paid and payable (excluding amounts credited) on the shares during any portion of the period in respect of which the dividend is paid.

         iii) VOTING

         Subject to any rights or restrictions for the time being attached to any class of shares, votes may be given either personally or by proxy or by attorney under power or in the case of a corporation by its duly authorised representative. No person shall be entitled to vote unless he is a member and present in person or by proxy or attorney or is the representative, duly appointed in accordance with the Law, of a corporation which is a member. Subject to the rights or restrictions attached to any class of shares, on a show of hands every member present shall have one vote. On a poll every member present shall have one vote for every share held by him in the Company, provided that on a poll contributing shares entitle the holder thereof or his proxy, attorney or representative to vote but the value of any vote so cast shall be in the same proportion to the value of a vote cast by the holder of a fully paid shares as the amount paid (not credited) on the said contributing share bears to the total amounts paid and payable (excluding amounts credited) of such contributing share. Amounts paid in advance of a call are to be ignored in determining this proportion.

         Every question submitted to a general meeting shall be decided by a show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded by the chairman of the meeting or at least 5 members present having the right to vote at the meeting or and members representing not less than 10% of the total voting rights of all members having the right to vote at the meeting or any members present holding shares on which the aggregate sum has been paid up to not less than one tenth of the total sum paid up on all shares. Subject to the ASX Listing Rules if applicable, a member shall not be entitled to vote at a general meeting unless all calls and other sums presently payable by him in respect of his shares have been paid.

4. The dividends paid in respect of ordinary shares of the Company in the five financial year preceding the date of this Notice are as follows:

              DATE OF PAYMENT                AMOUNT PAID PER SHARE
                   1994                               Nil
                   1995                               Nil
                   1996                               Nil
                   1997                               Nil
                   1998                             $0.025

5. Other than as specified in paragraph 4, no amount has been paid in respect of the rights or interests of any class of shares of the Company in the five years preceding the date of this Notice.

6.       There are no outstanding debentures of the Company.

7. A copy of the most recent audited balance sheet of the Company is attached.

8. The names and addresses of the directors of the Company are as follows:

                    NAME                            ADDRESS

                    Malcolm Bligh Turnbull          46 Wunulla Road
                                                    Point Piper NSW 2027

                    Sean Martin Howard              150 Cammeray Road
                                                    Cammeray NSW 2062

                    Trevor John Kennedy             15 Elamang Ave
                                                    Kirribilli NSW 2061

                    Steven Leo Ezzes                7 Sipperleys Hill Road
                                                    Westport, Connecticut, USA,
                                                    06680

                    David Moray Spence              42 Vista Street
                                                    Pymble NSW 2073

         Executed for and on behalf              )
         of Barzepa Pty Limited                  )
         by its duly appointed Attorney,         )
         MSF Hughes, under Power of Attorney     )

         Executed for and on behalf              )
         of Arton No. 001 Pty Limited            )
         by its duly appointed Attorney          )
         MSF Hughes, under Power of Attorney     )

         Executed for and on behalf              )
         of Golden Research  Pty Limited         )
         by its duly appointed Attorney          )
         LC Hawkins, under Power of Attorney     )
                                                        Dated: 15 May 1998


DIRECTORS SIGNATURES

This Information Memorandum is signed by the directors of OzEmail Limited.

M B Turnbull*

SM Howard*

SL Ezzes*

TJ Kennedy*

DM Spence*


* By his agent duly authorised in writing, MSF Hughes.

9. FINANCIAL STATEMENTS

OzEmail Limited and Controlled Entities
ACN 066 387 157

Directors' Report

In respect of the period ended 31 December 1997, the directors of OzEmail Limited, the Company and chief entity, submit the following report made out in accordance with a resolution of the directors:

1.    THE NAMES OF THE DIRECTORS OF THE COMPANY IN OFFICE AT THE DATE OF
      THIS REPORT

      M Turnbull (Chairman)
      D Spence
      S Howard (Chief Executive Officer)
      T Kennedy
      S Ezzes
      C Tyler (appointed 25/11/97)

2.    PRINCIPAL ACTIVITIES OF THE ECONOMIC ENTITY

      The principal activity of the economic entity during the year was the provision of Internet access and Internet related services.

3.    TRADING RESULTS

      The consolidated net profit of the economic entity for the period was $2,987,742 (1996: $433,779) after deducting income tax expense of $3,023,793 (1996: $556,090).

4.    DIVIDENDS

      The Directors of the Company have declared a fully franked dividend of $0.025 per share (A$0.25) per ADS) on February 26, 1998 with an Australian ex-dividend date of March 26, 1998 and an Australian dividend payable date of March 27, 1998. The dividend was paid in Australian dollars to those holders of Ordinary Shares. The Bank of New York is responsible for distributing the dividend holders of ADSs in the US dollar equivalent of the Australian dollar payment. The Bank of New York, as depository of the ADSs, has set the ex-dividend date for holders of ADSs as March 21, with a dividend payable date of April 6, 1998.

5.    REVIEW OF OPERATIONS

      The amount of consolidated operating revenue for the year of operation was $75,089,928 (1996: $33,532,836).

      The amounts of operating revenue for the year, represent Internet usage, registration, licence fees and other.

6.    EVENTS SUBSEQUENT TO BALANCE DATE

      EQUITY INTEREST IN OZEMAIL INTERLINE

      As discussed in note 22 to the accounts OzEmail originally acquired an 80% interest in OzEmail Interline when it transferred assets from an 80% owned partnership to OzEmail Interline in June 1997. OzEmail subsequently sold 32% of its interest to Metro and recorded a profit on the sale of $4,791,885.

      OzEmail has equity accounted its interest in OzEmail Interline in its consolidated accounts during the 31 December 1997 year.
      OzEmail's results for the year therefore include its 48% interest in the net loss of OzEmail Interline being $1,960,829.

      On 15 April 1998, OzEmail bought out Metro's 40% interest in OzEmail Interline to regain control of the company and give it the flexibility required to more effectively manage and develop the European market potential. OzEmail issued 540,000 ADSs with a market value of US$22.125 per ADS at close of business on that date in consideration for the shares acquired in OzEmail Interline giving rise to total consideration of $18,380,769. Metro also agreed to forgive a debt of $2,043,000 currently owed by OzEmail Interline. This debt forgiveness was in respect of its obligation to contribute to running costs under Clause 6 of the shareholders' deed. OzEmail will therefore consolidate OzEmail Interline from 15 April 1998, being the date it increased its equity interest to 88%.

      At the same time OzEmail and Metro agreed to terminate the Metro licence agreement for no consideration due to a number of factors including the fact that no material sub-licences had been issued in Europe and no network rollout had been undertaken.

      It should be noted that under US GAAP as this repurchase occurred within 12 months of the original sale, the Company is required under SEC staff accounting bulletin to reverse the original sale and restate its US filings accordingly. The impact of this is that under US GAAP the Company has recorded a net loss after tax of approximately $14,290,000 for the year to 31 December 1997.

      OTHER

      In January 1997, the Company sold the Australian Net Guide business and its 50% equity holding in New Zealand Net Guide Limited to Industrial Press Limited, a third party New Zealand company.

      Options to acquire 1,080,000 Ordinary Shares (equivalent to 108,000 ADSs) were granted on 6 January 1998 to certain employees of the Company. The exercise price of the options is A$12. Of these options, 50% vest in the option holders on 31 December 1998 and the remaining 50% vest on 31 December 1999.

      At 31 December 1996 the Company had a note receivable of A$27,000 from a director. The balance on this note receivable as at 31 December 1997, was A$32,000. The note has an interest rate of 10% and is due on demand. Subsequent to 31 December 1997 this amount has been repaid.

      On March 31 1998, the Company acquired from Camtech (SA) Pty Limited ("Camtech") its Internet access business in South Australia. The consideration for the acquisition will be equal to two thirds of Camtech's revenues over the next twelve months. The immediate payment to Camtech was 1,103,240 Ordinary Shares (equivalent to 110,324 ADSs) which is equal to two thirds of Camtech's revenue run rate of approximately $4,000,000 at the time of acquisition. Any balance payment will be made at the end of the first quarter 1999. Secondly as an incentive to assist in this development of the business, the principals of Camtech will receive from OzEmail a payment of 5% of the Internet access revenues arising from the business over the next two years.

7.    OPTIONS

      The Company's 1996 Stock Option Plan ("1996 Plan") was approved by shareholders on 1 May 1996. A total of 6,500,000 Ordinary $0.004 Shares have been authorised for issuance under the 1996 Plan.

      Under the 1996 Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price of not less than 85% of their fair market value on the grant date. A total of 3,250,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 7 June 1996. The exercise price of the options shall be the A$ equivalent of a price of US$1.40 on the day of exercise. The first half of these granted options vested in the option holders on 30 June 1996, provided the option holders remained as employees of the Company on that date. The remaining granted options vest in the option holders on 30 June 1997, provided the option holders remain employees of the Company on that date. Currently 68 persons are eligible to participate in the scheme.

      A further 195,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 14 November 1996. The exercise price of the options shall be the A$ equivalent of a price of US$0.75 on the day of exercise. The first half of these granted options vested in the option holders on 31 December 1996, provided the option holders remained as employees of the Company on that date. The remaining granted options vest in the option holders on 31 December 1997, provided the option holders remain employees of the Company on that date. Currently 2 employees are eligible to participate in the scheme.

      3,069,990 A$0.004 ordinary shares have been vested under the 1996 Plan as at 31 December 1997. Of such options, 2,912,490 and 157,500 were vested with an exercise price of the Australian dollar equivalent of US$1.40 and US$0.75 per A$0.004 Ordinary Shares respectively. The options with an exercise price of US$1.40 and US$0.75 must be exercised by July 2000 and November 2001, respectively. Under the 1996 Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price not less than 85% of their fair market value on the grant date. As at 31 December 1997, 114,990 Ordinary Shares called for by such options were held by directors and officers as a group.

      Subsequent to year end options to acquire 1,080,000 ordinary shares were granted on January 6, 1998 with an exercise price of A$12. Of these options 50% vest in the option holders on December 31, 1998 and 50% vest on December 31, 1999

      These options do not entitle the holder to participate, by virtue of the options, in any share issue of any other corporation. No options have been exercised as at the date of this report. No unissued shares, other than those referred to above, are under option as at the date of this report.

8.    DIRECTORS' BENEFITS

      No director of the Company has since the end of the previous financial period, received or become entitled to receive a benefit (other than a benefit included in the total amount of emoluments received or due and receivable by directors shown in the financial statements), by reason of a contract made by the Company, a controlled entity or a related body corporate with the directors or with a firm of which the director is a member, or with an entity in which the director has a substantial financial interest other than the transactions detailed in Note 24 of the financial statements.

9.    INFORMATION ON DIRECTORS

                                                                                    PARTICULARS OF DIRECTORS'
                       QUALIFICATIONS AND EXPERIENCE   SPECIAL                      INTEREST IN SHARES OF
      DIRECTOR                                         RESPONSIBILITIES             OZEMAIL LIMITED

      M Turnbull       Chairman, BA, LLB (Sydney),     Chairman of the Board of              17,500,000
                       BCL (Oxon)                      Directors, Member of
                                                       Executive Committee

      D Spence         B.Com,Dip.Fin.Acc.CA(SA)        Chief Operating Officer
                       Managing Director                                                              -


      S Howard         Director                        Founding shareholder and              35,000,000
                                                       Chief Executive Officer

      T Kennedy        Director                        Non-executive Director                17,500,000

      S Ezzes          Director, BA, MBA (UCLA)        Authorised U.S
                                                       representative                           150,000

      C Tyler          Director                                     -                                 -

         The particular of directors' interests in shares are as at the date of this directors' report.

10.      INDEMNIFICATION AND INSURANCE OF OFFICERS

         During the financial year the Company entered into agreements to indemnify all directors of the Company named in paragraph 1 of this report and current and former executive officers of the Company and its controlled entities against all liabilities to persons (other than the Company or a related body corporate) which arise out of the performance of their normal duties as director or executive officer unless the liability relates to conduct involving a lack of good faith. The Company has agreed to indemnify the directors and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity and any resulting payments.

         During the financial year the Company paid insurance premiums totalling $154,700 in respect of directors' and officers' liability insurance, named in this report. The policies do not specify the premium for individual directors and executive officers.

         The directors' and officers' liability insurance provides cover against all costs and expenses involved in defending legal action and any resulting payments arising from a liability to persons (other than the Company or a related body corporate) incurred in their position as director or executive officer unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage.

                                             For and on behalf of the board




                                                                M Turnbull
                                                                Chairman



         Sydney                                                  S Howard
         24 April 1998                            Chief Executive Officer

                                                                                                    Schedule 1
OzEmail Limited and Controlled Entities
ACN 066 387 157

Profit and Loss Accounts

31 December 1997

                                                              CONSOLIDATED                          COMPANY
                                           NOTE              1997                1996            1997               1996
                                                                $                   $               $                  $

OPERATING REVENUE                            2         75,089,928         33,532,836       53,154,605         30,037,254
                                                   =======================================================================

Operating profit before income tax           3          6,011,535            973,274          707,811          2,554,315

Income tax                                   4          3,023,793            556,090          504,396            207,610
                                                   ----------------------------------------------------------------------

OPERATING PROFIT AFTER INCOME TAX                       2,987,742            417,184          203,415          2,346,705

Outside equity interest in operating
profit after income tax                     21                  -             16,595                -                  -
                                                   ----------------------------------------------------------------------

OPERATING PROFIT AFTER INCOME TAX
ATTRIBUTABLE TO MEMBERS OF THE COMPANY
                                                        2,987,742            433,779          203,415          2,346,705

Retained profits at the beginning of
the year                                                  852,557            418,778        3,006,525            659,820
                                                   ----------------------------------------------------------------------

Aggregate of amounts available for
distribution                                            3,840,299            852,557        3,209,940          3,006,525

Dividends provided for                      16         (2,900,000)                 -       (2,900,000)                 -
                                                   ----------------------------------------------------------------------

RETAINED PROFITS AT THE END OF THE YEAR
                                                          940,299            852,557          309,940          3,006,525
                                                   ======================================================================


                                                                                                         Schedule 2
OzEmail Limited and Controlled Entities

Balance Sheets

As at 31 December 1997

                                                             CONSOLIDATED                        COMPANY
                                            NOTE               1997            1996             1997            1996
                                                                  $               $                $               $
CURRENT ASSETS
Cash and bank balances                                   49,166,028      44,615,309       46,969,254      44,443,187
Receivables                                  5           10,678,963       5,511,963        8,213,723       5,100,054
Inventories                                  6               42,891               -                -               -
Other                                        8            1,400,436       1,365,402        1,180,709       1,193,361
                                                    ---------------- --------------- ---------------- ---------------

TOTAL CURRENT ASSETS                                     61,288,318      51,492,674       56,363,686      50,736,602
                                                    ---------------- --------------- ---------------- ---------------

NON-CURRENT ASSETS
Receivables                                  5            4,256,318               -        5,303,914       3,167,276
Plant and equipment                          7           22,494,030      17,054,939       19,593,053      14,788,296
Investments                                  9            2,582,379          23,621       21,194,546         659,680
Intangibles                                  10          20,163,820               -                -               -
Other                                        8            1,415,370         385,593        1,732,077         828,529
                                                    ---------------- --------------- ---------------- ---------------

TOTAL NON-CURRENT ASSETS                                 50,911,917      17,464,153       47,823,590      19,443,781
                                                    ---------------- --------------- ---------------- ---------------

TOTAL ASSETS                                            112,200,235      68,956,827      104,187,276      70,180,383
                                                    ---------------- --------------- ---------------- ---------------

CURRENT LIABILITIES
Accounts payable                             11          26,663,727       8,830,808       17,112,265       8,018,266
Borrowings                                   12           3,673,453       1,527,605        9,660,663       1,411,051
Provisions                                   13          10,589,472       1,412,662        6,825,740       1,500,428
                                                    ---------------- --------------- ---------------- ---------------

TOTAL CURRENT LIABILITIES                                40,926,652      11,771,075       33,598,668      10,929,745
                                                    ---------------- --------------- ---------------- ---------------

NON-CURRENT LIABILITIES
Borrowings                                   12           4,145,362       2,175,364        4,053,271       2,091,396
Provisions                                   13           1,105,771         504,525        1,145,405         504,525
                                                    ---------------- --------------- ---------------- ---------------

TOTAL NON-CURRENT LIABILITIES
                                                          5,251,133       2,679,889        5,198,676       2,595,921
                                                    ---------------- --------------- ---------------- ---------------

TOTAL LIABILITIES                                        46,177,785      14,450,964       38,797,344      13,525,666
                                                    ---------------- --------------- ---------------- ---------------

NET ASSETS                                               66,022,450      54,505,863       65,389,932      56,654,717
                                                    ================ =============== ================ ===============

EQUITY
Share capital                                14             444,000         414,000          444,000         414,000
Reserves                                     15          64,638,151      53,239,306       64,635,992      53,234,192
Retained profits                                            940,299         852,557          309,940       3,006,525
                                                    ---------------- --------------- ---------------- ---------------

TOTAL EQUITY                                             66,022,450      54,505,863       65,389,932      56,654,717
                                                    ================ =============== ================ ===============

                                                                                                         Schedule 3
OzEmail Limited and Controlled Entities

Statements of Cash Flows

For the year ended 31 December 1997

                                                            CONSOLIDATED                               COMPANY
                                        NOTE          1997               1996                1997                 1996
                                                       $                   $                   $                    $
                                                         INFLOWS/(OUTFLOWS)                       INFLOWS/(OUTFLOWS)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from trade and other                       62,261,956           25,033,438        47,084,068            22,000,659
debtors
Payments of accounts payable and to
other suppliers, creditors and
employees                                          (47,613,832)         (21,188,865)      (35,670,381)          (16,036,856)
Interest paid                                                -             (126,133)                -              (101,757)
Interest received                                    3,279,281            2,148,647         3,279,281             2,072,193
Finance charges on finance leases                     (393,415)              (1,957)         (366,747)               (1,957)

Net income taxes (paid)/received paid                  156,571             (453,336)          156,571              (453,336)
                                                ----------------- -------------------- ------------------ ----------------------
NET CASH FLOWS FROM OPERATING
ACTIVITIES                               27         17,690,561            5,411,794        14,482,792             7,478,946
                                                ----------------- -------------------- ------------------ ----------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for plant and equipment                   (11,549,014)         (12,641,560)      (10,401,448)          (10,507,697)
Payments for controlled and
associated entities                                 (5,000,000)             (52,714)       (5,000,000)             (688,697)
Proceeds from part sale of
controlled entity                                    6,028,757                    -                 -                     -
Proceeds from sale of plant and
equipment                                               37,000                    -            37,000                     -
Advances to controlled and
associated entities                                 (4,256,318)          (1,184,217)       (4,256,318)           (4,668,825)
Advances from controlled entities                            -                    -         5,955,989                     -
Advances to minority shareholders                            -                    -                 -               (82,157)
Repayments received from controlled
and associated entities                                      -               48,697                 -               253,329
Advances to shareholders                                     -              (90,235)                -               (90,235)
Repayments received from
shareholders                                            (4,733)             221,165            (4,733)              221,165
Payments for deferred expenditure                            -             (306,667)                -              (306,667)
Payments for current investment                              -           (3,102,384)                -            (3,102,384)
Proceeds from sale of current
investments                                                  -            3,214,783                 -             3,214,783
                                                ----------------- -------------------- ------------------ ----------------------
NET CASH FLOWS FROM INVESTING
ACTIVITIES                                         (14,744,308)         (13,893,132)      (13,669,510)          (15,757,385)
                                                ----------------- -------------------- ------------------ ----------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares                           99,000           52,708,848            99,000            52,548,192
Repayment of borrowings                                      -             (736,086)                -              (759,113)
Principal repayments under finance
leases                                              (3,491,346)                   -        (3,444,651)                    -
Proceeds from borrowings                             5,000,000            3,639,091         5,000,000             3,525,384
                                                ----------------- -------------------- ------------------ ----------------------

NET CASH FLOWS FROM FINANCING
ACTIVITIES                                           1,607,654           52,346,680         1,654,349            52,049,290
                                                ----------------- -------------------- ------------------ ----------------------


                                                                                                       Schedule 3/2
OzEmail Limited and Controlled Entities

Statements of Cash Flows

For the year ended 31 December 1997

                                                              CONSOLIDATED                          COMPANY
                                           NOTES        1997              1996              1997             1996
                                                         $                 $                 $                 $
                                                           INFLOWS/(OUTFLOWS)                 INFLOWS/(OUTFLOWS)

NET INCREASE/(DECREASE) IN CASH HELD                    4,553,907         43,865,342        2,467,631         43,770,851

CASH AT THE BEGINNING OF THE FINANCIAL
PERIOD                                                 44,551,526           (187,287)      44,443,187           (194,813)

Effect of exchange rate change on the
balance of cash held in foreign currency
                                                           60,595            873,471           58,436            867,149
                                                   --------------- ------------------- --------------- ------------------

CASH AT THE END OF THE FINANCIAL PERIOD
                                            27         49,166,028         44,551,526       46,969,254         44,443,187
                                                   =============== =================== =============== ==================

                                                                 Schedule 4
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements are a general purpose financial report prepared in accordance with Accounting Standards and Urgent Issues Group Consensus Views.

         The financial statements comprise the accounts of the Company, OzEmail Limited, and the consolidated accounts of the economic entity comprising the Company, as the chief entity, and the entities it controlled at the end of, or during, the financial year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated.

(a)      Basis of accounting

         The financial statements have been prepared on the basis of historical costs and except where stated do not take into account current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets. The fair value of c ash consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value as at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

         The economic entity has not adopted a policy of revaluing its non-current assets on a regular basis. Non-current assets are revalued from time to time as considered appropriate by the directors and are not stated at amounts in excess of their recoverable amounts. Except where stated recoverable amounts are not determined using discounted cash flows.

(b)      Foreign currency

         Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit or loss for the period.

         Assets and liabilities of the self-sustaining overseas controlled entity are translated at exchange rates existing at balance date and the exchange gain or loss arising on translation is carried directly to a foreign currency translation reserve.

(c)      Investments

         Investments have been brought to account as follows:

         INTERESTS IN COMPANIES - The Company's interests in companies are brought to account at cost and dividends and other distributions are recognised in the profit and loss account when received.

         Where, in the opinion of the directors, there has been a permanent diminution in the value of an investment, the carrying amount of the investment is written down to its recoverable amount.

         Equity accounting principles are applied in accounting for the economic entity's investments in associates in the consolidated accounts.

                                                                Schedule 4/2
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


         The directors have applied the ASC Class Order [97/0798] which provides relief from the requirements of AASB 1016, Disclosure of Information about Investments in Associated Companies, on the condition that they comply with the proposed revised AASB 1016, Accounting for Investment in Associates, circulated by the Australian Accounting Standards Board.

(d)      Inventories

         Finished goods are stated at the lower of cost and net realisable value.

(e)      Depreciation and amortisation of plant and equipment

         Plant and equipment are depreciated over their estimated useful lives using the straight line method.

         Profits and losses on disposal of plant and equipment are taken into account in determining the profit or loss for the period.

(f)      Leased assets

         Where plant and equipment is acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(g)      Expenditure carried forward

         Certain software development costs are capitalised once technological feasibility is established, which the Company defines as the completion of a working model. The capitalised costs are then amortised on a straight line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

(h)      Receivables, accounts payable, provisions and borrowings

         Trade accounts receivable which are generally settled within 30-45 days are carried at amounts due.

         A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off during the period in which they are identified.

         Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30-45 days.

                                                              Schedule 4/3
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


(i)      Income tax

         Income tax has been brought to account using the liability method of tax effect accounting.

(j)      Employee entitlements

         Liabilities for employees' entitlements to wages and salaries, annual leave, sick leave and other current employee entitlements are accrued at nominal amounts calculated on the basis of current wage and salary rates. This method of calculation was not materially different to the employee entitlements balance calculated in accordance with AASB 1028 Accounting for Employee Entitlements.

(k)      Operating revenue

         Sales revenue represents revenue earned by the economic entity from the provision of Internet service access and related services, licence fees for the licensing of Internet telephony and fax technology to network affiliates, and timed charges for the provision of Internet telephony services in Australia. Revenue is generally recognised at point of billing after the service has been provided and there are no remaining obligations the Company is required to meet. Proceeds on sales of licence rights are recognised as revenue when the fee is received and there are no significant ongoing obligations. Other revenue includes interest income and proceeds on sale of current and non-current assets.

(l)      Goodwill

         Goodwill is amortised on a straight line basis over the period of expected benefits, which has been assessed as between 2 to 5 years.

(m)      Net fair values of financial assets and liabilities

         Net fair values of financial instruments are determined on the following bases:

         MONETARY FINANCIAL ASSETS AND LIABILITIES NOT TRADED IN AN ORGANISED FINANCIAL MARKET - cost basis carrying amounts of trade debtors, trade accounts payable, accruals and dividends payable (which approximates net market value); and

         INVESTMENTS IN SHARES AND OTHER EQUITY SECURITIES AND DEBENTURES AND OTHER DEBT SECURITIES NOT TRADED IN AN ORGANISED FINANCIAL MARKET (OTHER INVESTMENTS) - directors' estimates of net market values based on future net cash flows, including transaction costs necessary to realise the securities, discounted at current risk adjusted market rates.

(n)      Cash flows

         For the purpose of the statements of cash flows, cash includes cash on hand, net of bank overdrafts.

                                                              Schedule 4/4
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


(o)      Comparative figures

         Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.



                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $
2.       OPERATING REVENUE

           SALES REVENUE
           - Net Access revenues                    55,617,550        28,260,376        49,834,840        24,750,812
           - Licence fee revenues                   10,123,856                 -                 -                 -

           OTHER REVENUE
             Interest revenue                        3,282,765         2,058,211         3,282,765         2,072,193
             Proceeds from sale of
               Part interest in                      6,028,757                 -                 -                 -
               controlled    entity
               Plant and equipment                      37,000                 -            37,000                 -
               Current investments                           -         3,214,249                 -         3,214,249
                                              ----------------- ----------------- ----------------- -----------------

                                                    75,089,928        33,532,836        53,154,605        30,037,254
                                              ================= ================= ================= =================


                                                                                                       Schedule 4/5
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $
3.       OPERATING PROFIT


(a)      Operating profit before income tax has
         been determined after:

           CREDITING
           Interest attributable to
             Related corporations                        3,484                 -             3,484            25,666
             Other persons                           3,279,281         2,058,211         3,279,281         2,046,527
           Net gain on disposal of
           partnership assets                          940,679                 -                 -                 -

           CHARGING AS EXPENSE
           Interest attributable to
             Related corporations                            -            68,122                 -            68,122
             Other persons                                   -            44,092                 -            33,635

           Provision for
             Doubtful debts - trade debtors            308,257           381,192           429,910           344,043
             Employee entitlements                     251,595           703,420           267,906           696,732
             Doubtful debts - other                          -                 -         2,174,973           764,817

           Bad and doubtful debts written
           off - trade debtors                       1,372,072           493,816         1,124,287           493,816

           Depreciation of plant and
           equipment                                 5,804,508         1,991,983         5,459,363         1,820,825
           Amortisation
             Deferred expenditure                      275,933            30,734           275,933            30,734
             Goodwill                                  532,767                 -                 -                 -
             Plant and equipment under
             finance lease                           2,354,707           393,964         2,270,857           360,296
           Finance charges relating to
           finance leases                              393,415            39,406           366,747            28,461

           Rental expense on operating
           leases                                    1,415,941           367,842         1,049,559           366,157

           Research and development expense
                                                     3,984,603         2,284,016         1,659,901           436,973

           Net amounts provided for
           diminution in the value of
               Investments - shares                  1,546,240                 -         1,546,240                -

           Share of net losses of associates         1,960,829                 -                 -                -


                                                                                                       Schedule 4/6
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements

                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $
(b)      Remuneration of directors and
         executives

           DIRECTORS' REMUNERATION AND
           RETIREMENT BENEFITS
           Income paid or payable, or
           otherwise made available to:
               Directors of the Company in
               connection with the
               management of affairs of the
               Company or its controlled
               entities by the Company                                                      612,324           414,717
                                                                                  ================= =================
               Benefits from options
               exercised                                                                    357,770              -
                                                                                  ================= =================

               Directors of entities in
               the economic entity in
               connection with the management
               of affairs of those entities by
               the Company and its controlled
               entities*
                  from corporations of
                  which they are directors             612,324           414,717
                                              ================= =================
               Benefits from options
               exercised                               357,770                 -
                                              ================= =================

* Excluding executives of the Company who are only directors of wholly-owned Australian controlled entities

                                                                                              COMPANY
                                                                                             1997              1996
                                                                                           NUMBER            NUMBER
           The number of directors of the Company included in these figures are shown below in their relevant income bands:

           Income of:
           $Nil - $9,999                                                                         1                 1
           $20,000 - $29,999                                                                     1                 1
           $40,000 - $49,999                                                                     -                 1
           $60,000 - $69,999                                                                     1                 -
           $70,000 - $79,999                                                                     1                 -
           $110,000 - $119,999                                                                   -                 1
           $220,000 - $229,999                                                                   -                 1
           $230,000 - $239,999                                                                   1                 -
           $580,000 - $589,999                                                                   1                 -
                                                                                  ================= =================

         No retirement benefits were paid to directors of entities in the economic entity during the period.

                                                                                                      Schedule 4/7
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                 EXECUTIVE OFFICERS OF                  EXECUTIVE OFFICERS
                                            ENTITIES IN THE ECONOMIC ENTITY               OF THE COMPANY
                                                      1997              1996                1997              1996
                                                         $                 $                   $                 $
    EXECUTIVES' REMUNERATION Income
    received by Australian based
    executive officers whose income
    is $100,000 or more
       from the Company and
       related parties
                                                                                         1,633,742         873,025
                                                                                 ================= ==================

       benefits from options
       exercised                                                                           357,770           -
                                                                                 ================= ==================

       from entities in the
       economic entity and related
       parties                           1,633,742         873,025
                                     ================= ===================

       benefits from options
       exercised                         357,770           -
                                     ================= ===================

                                                     COMPANY
                                                    1997              1996
                                                  NUMBER            NUMBER
    The number of Australian based
    executive officers whose income
    is $100,000 or more are shown
    below in their relevant income
    bands:
                                                  NUMBER            NUMBER
                                                    1997              1996
    Income of:
    $100,001 to $110,000                               -                 1
    $110,001 to $120,000                               2                 1
    $120,001 to $130,000                               1                 1
    $130,001 to $140,000                               1                 1
    $140,001 to $150,000                               -                 -
    $150,001 to $160,000                               2                 -
    $160,001 to $170,000                               1                 -
    $170,001 to $180,000                               -                 1
    $180,001 to $190,000                               -                 -
    $200,001 to $210,000                               1                 -
    $220,001 to $230,000                               -                 1
    $230,001 to $240,000                               1                 -
    $580,000 - $589,999                                1                 -
                                           ============== =================


                                                                                                    Schedule 4/8
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                     CONSOLIDATED                          COMPANY
                                                      1997              1996              1997              1996
                                                         $                 $                 $                 $

       SUPERANNUATION AND RETIREMENT
       BENEFITS

       Superannuation benefits:

       Amounts paid to a superannuation
       fund for directors are
       disclosed in aggregate as the
       directors believe the provision of
       full particulars would be
       unreasonable                                14,557            11,690            14,557            11,690
                                         ================================================== ===================

(c)   uditors' remuneration

       Amounts received, or due and
       receivable by the auditors of
       the Company for:
       - Auditing the financial
         statements                                250,000           227,000           235,000           227,000
       - Other services                            740,058           250,325           698,433           250,325
                                          ----------------------------------------------------------------------

                                                   990,058           477,325           933,343           477,325
                                          ======================================================================

(d)   bnormal items included in
      perating profit before income tax

       (i)      Profit on disposal of
       part interest in controlled               4,791,885                 -                 -                 -
       entity
       Income tax applicable thereto             1,725,079                 -                 -                 -
                                          ================= ================= ================= =================

       (ii)     Profit on sale of
       exclusive licence rights for
       provision of Internet telephony
       and fax services                          9,711,671                 -                 -                 -
       Income tax applicable thereto             3,496,202                 -                 -                 -
                                          ================= ================= ================= =================

       (iii)    Devaluation of
       investment in unlisted securities
                                                 1,546,240                 -         1,546,240                 -
       Income tax applicable thereto                     -                 -                 -                 -
                                          ================= ================= ================= =================

                                                                                                       Schedule 4/9
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $

4.       INCOME TAX

           The income tax on the operating
           profit/(loss) differs from the
           amount prima facie payable on that
           profit/(loss) as follows:

           PRIMA FACIE INCOME TAX ON THE
           OPERATING PROFIT/(LOSS) AT 36%            2,164,153           350,379           254,812           919,553

           Tax effect of permanent differences:
           Non-deductible expenses                      17,062            13,207             7,185            10,781
           Non-assessable income                             -           (24,914)                -           (24,914)
           Amortisation of goodwill                    191,796                 -                 -                 -
           Devaluation of investment                   556,646                 -           556,646                 -
           Non-deductible items of a
           capital nature                              244,178                 -           244,175                 -
           Accelerated research and
           development allowance                    (1,072,830)                -          (369,028)                -
           Equity accounted losses of
           associates                                  705,898                 -                 -                 -
           Tax losses not recognised                   571,251           217,418                 -                 -
           Utilisation of group tax losses                   -                 -                 -          (697,810)
           Over provision in prior year               (354,361)                -          (189,394)                -
                                              ----------------- ----------------- ----------------- -----------------

           INCOME TAX ON OPERATING
           PROFIT/(LOSS)                             3,023,793           556,090           504,396           207,610
                                              ================= ================= ================= =================

           COMPRISING:
           Current taxation provision                3,452,324           286,370           767,064           380,824
           Deferred income tax provision               601,246           481,540           640,880           481,542
           Future income tax benefit                (1,029,777)         (211,820)         (903,548)         (654,756)
                                              ----------------- ----------------- ----------------- -----------------

                                                     3,023,793           556,090           504,396           207,610
                                              ================= ================= ================= =================


                                                                                                      Schedule 4/10
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $

5.       RECEIVABLES

           CURRENT
           Trade debtors                             9,171,107         5,323,983         6,566,326         4,874,562
           Less: provision for doubtful
           debts                                    (1,442,589)         (545,704)         (938,601)         (508,690)
                                              ----------------- ----------------- ----------------- -----------------

                                                     7,728,518         4,778,279         5,627,725         4,365,872

           Loan to related body corporate**
                                                             -           706,889                 -           707,387
           Loan to director related
           entity***                                    31,528            26,795            31,528            26,795
           Amounts receivable from other
           persons****                               2,918,917                 -         2,554,470                 -
                                              ----------------- ----------------- ----------------- -----------------

                                                    10,678,963         5,511,963         8,213,723         5,100,054
                                              ================= ================= ================= =================
           NON-CURRENT
           Loans to controlled entities*                     -                 -        23,347,738         3,932,093
           Less:  provision for doubtful
           receivables                                       -                 -       (22,300,142)         (764,817)
                                              ----------------- ----------------- ----------------- -----------------

                                                             -                 -         1,047,596         3,167,276
           Loans to associates                       4,256,318                 -         4,256,318                 -
                                              ----------------- ----------------- ----------------- -----------------

                                                     4,256,318                 -         5,303,914                 -
                                              ================= ================= ================= =================

(i)      Significant terms and conditions

         * Loans to controlled entities are interest free, with the exception of a loan to Access One Pty Ltd which is charged interest at 9.5% per annum.
         ** The above represented an investment in an associated partnership, Web Wide Media Partnership, in which Web
              Wide Media Pty Limited, a wholly owned subsidiary, held a 50%, non controlling interest.
         *** Loan to director related entity is repayable at call and is charged interest at 10% per annum **** Amounts receivable from other persons includes an amount owing from Solution 6 Holdings Pty Limited, in relation to the purchase of Access One Pty Limited. Terms and conditions are further detailed in
              Note 21(a) to the financial statements.

(ii)     Credit risk

         The economic entity does not have any significant exposure to any individual customer or counterparty.

                                                                Schedule 4/11

OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


(iii)    Net fair values

         The directors consider the carrying amount of trade debtors and other receivables to approximate their net fair values.

                                                          CONSOLIDATED                          COMPANY
                                                           1997              1996             1997              1996
                                                              $                 $                $                 $
6.       INVENTORIES

           CURRENT
           Finished goods (at lower of cost
           and net realisable value)                     42,891                 -                 -                -
                                               ================= ================= ================ =================

7.       PLANT AND EQUIPMENT

           PLANT AND EQUIPMENT
           At cost                                   11,912,486         7,019,357         8,888,810        6,665,796
           Less: accumulated depreciation            (5,090,726)       (1,537,646)       (3,574,141)      (1,436,929)
                                               ----------------- ----------------- ---------------- -----------------

                                                      6,821,760         5,481,711         5,314,669        5,228,867
                                               ----------------- ----------------- ---------------- -----------------

           Under finance lease                        6,483,514         3,134,584         6,298,676        2,941,878
           Less: accumulated amortisation            (1,602,915)         (306,116)       (1,508,162)        (272,448)
                                               ----------------- ----------------- ---------------- -----------------

                                                      4,880,599         2,828,468         4,790,514        2,669,430
                                               ----------------- ----------------- ---------------- -----------------

           FURNITURE AND FITTINGS
           At cost                                      618,145           261,969           410,098          208,636
           Less: accumulated depreciation              (192,742)          (43,260)          (96,252)         (37,707)
                                               ----------------- ----------------- ---------------- -----------------

                                                        425,403           218,709           313,846          170,929
                                               ----------------- ----------------- ---------------- -----------------

           Under finance lease                          180,291            67,141            67,141           67,141
           Less: accumulated amortisation               (34,818)           (6,984)          (24,043)          (6,984)
                                               ----------------- ----------------- ---------------- -----------------

                                                        145,473            60,157            43,098           60,157
                                               ----------------- ----------------- ---------------- -----------------

           COMPUTER EQUIPMENT
           At cost                                   11,497,015         8,529,435        10,231,357        6,661,234
           Less: accumulated depreciation            (3,594,527)         (818,661)       (3,405,143)        (787,441)
                                               ----------------- ----------------- ---------------- -----------------

                                                      7,902,488         7,710,774         6,826,214        5,873,793
                                               ----------------- ----------------- ---------------- -----------------

           Under finance lease                        3,077,829           835,893         3,054,531          835,893
           Less: accumulated amortisation              (759,522)          (80,773)         (749,819)         (80,773)
                                               ----------------- ----------------- ---------------- -----------------

                                                      2,318,307           755,120         2,304,712          755,120
                                               ----------------- ----------------- ---------------- -----------------

                                                                                                      Schedule 4/12
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


    SUMMARY
    At cost                                         33,769,280         19,848,379         28,950,613         17,410,578
    Less: accumulated depreciation                 (11,275,250)        (2,793,440)        (9,357,560)        (2,622,282)
                                              ------------------ ------------------ ------------------ ----------------

                                                    22,494,030         17,054,939         19,593,053         14,788,296
                                              ================== ================== ================== ================

8.       OTHER ASSETS

    CURRENT
    Deferred expenditure                               306,667            306,667            306,667            306,667
    Deduct accumulated amortisation
                                                      (306,667)           (30,734)          (306,667)           (30,734)
                                              ------------------ ------------------ ------------------ ----------------

                                                             -            275,933                  -            275,933

    Prepayments                                      1,400,436          1,089,469          1,180,709            917,428
                                              ------------------ ------------------ ------------------ ----------------

                                                     1,400,436          1,365,402          1,180,709          1,193,361
                                              ================== ================== ================== ================

    NON CURRENT
    Future income tax benefit                        1,415,370            385,593          1,732,077            828,529
                                              ================== ================== ================== ================

9.       INVESTMENTS

    NON CURRENT
    Unlisted securities                              3,081,638                  -          3,081,638                  -
    Deduct provision for diminution in value
                                                    (1,546,240)                 -         (1,546,240)                 -
                                              ------------------ ------------------ ------------------ ----------------

                                                     1,535,398                  -          1,535,398                  -
    Unlisted equity securities                       1,023,360                  -          1,023,360                  -
    Shares in controlled entities  - at
    cost (see Note 21)                                       -                  -         18,612,167            636,059
    Shares in associated entities                       23,621             23,621             23,621             23,621
                                              ------------------ ------------------ ------------------ ----------------

                                                     2,582,379             23,621         21,194,546            659,680
                                              ================== ================== ================== ================

                                                               Schedule 4/13
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


(i)      Significant terms and conditions

         UNLISTED SECURITIES

         On 13 March 1997, the Company transferred the assets of the Web Wide Media business to Softbank Interactive Marketing Inc. ("Softbank") in return for the issue of 7.25% (subsequently reduced to 6.25% as a consequence of the allotment of stock options to Softbank employees) of the total share capital of Softbank. The equity holding in Softbank was valued at A$3,081,638 as at 31 March 1997. This valuation was based on an independent valuation of the Company's interest in Softbank. Subsequent to the year ended 31 December 1997, an offer has been made and accepted by the Company to sell its shares in Softbank in return for Series C redeemable shares in ZULU-tek. This transaction was triggered by the earlier sale by Softbank Holdings of its majority Softbank shareholding to ZULU-tek. The preference shares can be redeemed in equal instalments during 1999, 2001, and 2002 respectively. The carrying value of the Company's investment has been written down from A$3,081,638 to A$1,535,398 as at 31 December 1997
         (representing the offer price made by ZULU-tek for the SIM shares).

(ii)     Diminution in value

         The provision for diminution in value was recognised in the current year to write the investments down to their recoverable amounts based on the directors' regular assessment of their estimated realisable values to identify any permanent diminution in the values of the investments.

(iii)    Net fair values

         The directors consider the carrying amount of both unlisted securities and investments in associated entities to approximate their fair values.

                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $
10.      INTANGIBLES

           Goodwill                                 20,696,587                 -                 -                 -
           Deduct accumulated amortisation
                                                      (532,767)                -                 -                 -
                                              ----------------- ----------------- ----------------- -----------------

                                                    20,163,820                 -                 -                 -
                                              ================= ================= ================= =================

11.      ACCOUNTS PAYABLE

           Trade                                    15,039,478         6,793,072         7,587,314         6,221,580
           Other *                                  11,624,249         2,037,736         9,524,951         1,796,686
                                              ----------------- ----------------- ----------------- -----------------

                                                    26,663,727         8,830,808        17,112,265         8,018,266
                                              ================= ================= ================= =================

         * Other payables include an amount of $4,407,200 in relation to the acquisition of Access One Pty Limited and is further detailed in Note 21(a) to the financial statements.

                                                                                                      Schedule 4/14
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $
12.      BORROWINGS

           CURRENT
           Bank overdraft (unsecured)                        -            63,783                 -                 -
           Lease liabilities                         3,673,453         1,463,822         3,561,421         1,411,051
           Amounts owing to controlled
           entities (unsecured)                              -                 -         6,099,242                 -
                                              ----------------- ----------------- ----------------- -----------------

                                                     3,673,453         1,527,605         9,660,663         1,411,051
                                              ================= ================= ================= =================

           NON CURRENT
           Lease liabilities                         4,145,362         2,175,364         4,053,271         2,091,396
                                              ================= ================= ================= =================


(i)      Significant terms and conditions

         Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default

                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $
13.      PROVISIONS

           CURRENT
           Employee entitlements                     1,066,869           815,274           531,510           808,586
           Dividend                                  2,900,000                 -         2,900,000                 -
           Taxation                                  4,041,270           432,388         1,278,638           526,842
           Share of losses in excess of
           cost of investment in associate
           (unsecured)                                 465,741                 -                 -                 -
           Other                                     2,115,592           165,000         2,115,592           165,000
                                              ----------------- ----------------- ----------------- -----------------

                                                    10,589,472         1,412,662         6,825,740         1,500,428
                                              ================= ================= ================= =================

           NON-CURRENT
           Deferred income tax                       1,105,771           504,525         1,145,405           504,525
                                              ================= ================= ================= =================

                                                                                                      Schedule 4/15
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $
14.      SHARE CAPITAL

           ISSUED SHARE CAPITAL
           111,000,010
           (1996: 103,500,010) ordinary
           shares at $0.004 each                       444,000           414,000           444,000           414,000
                                              ================= ================= ================= =================

         On 18 September 1997, a general meeting of shareholders approved the subdivision of each of the issued and unissued OzEmail A$0.04 ordinary shares into ten A$0.004 ordinary shares. Each American Depositary Share (ADS) represents ten A$0.004 OzEmail ordinary shares.

         In May 1996, the Company consummated an initial public offering of 32,000,000 Ordinary Shares, which are represented by one American Depositary Share ("ADS") per ten Ordinary Shares, at a price per ADS of US$14. The Company granted an option to the Underwriters, exercisable during the 30 day period after the date of the Prospectus, to purchase up to a maximum of 480,000 additional ADSs, to cover over-allotments, if any, at the same price per ADS to be purchased by the Underwriters. In July 1996, the Underwriters exercised the option to purchase 150,000 additional ADSs on the aforementioned terms.

         On 11 August 1997, 300,000 employee options were exercised, thereby increasing the issued share capital to 103,800,000 Ordinary Shares. In November 1997, OzEmail issued a further 7,200,000 ordinary fully paid A$0.004 shares to Solution 6 as partial consideration for the acquisition of Access One Pty Limited. Consequently, OzEmail had on issue a total of 111,000,010 ordinary fully paid A$0.004 shares as at 31 December 1997. Of these shares, 33,800,000 are represented by 3,380,000 ADSs which are in the ratio of one ADS for every ten Ordinary shares.

                                                                                                      Schedule 4/16
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                           CONSOLIDATED                             COMPANY
                                                            1997                1996               1997              1996
                                                               $                   $                  $                 $
15.      RESERVES

      Share premium account                         64,635,992          53,234,192          64,635,992         53,234,192
      Foreign currency translation reserve               2,159               5,114                   -                  -
                                              ------------------- ------------------- ------------------ -----------------

                                                    64,638,151          53,239,306          64,635,992         53,234,192
                                              =================== =================== ================== =================

      MOVEMENTS IN RESERVES WERE:

      SHARE PREMIUM RESERVE
      Balance at the beginning of the period        53,234,192             820,000          53,234,192            820,000
      Share issue (net of issue expenses)           11,401,800          52,414,192          11,401,800         52,414,192
                                              ------------------- ------------------- ------------------ -----------------

      Balance at the end of the period              64,635,992          53,234,192          64,635,992         53,234,192
                                              =================== =================== ================== =================

      FOREIGN CURRENT TRANSLATION RESERVE
      Balance at the beginning of the period             5,114              (1,304)                  -                  -
      Net exchange difference on
      translation of overseas controlled
      entity                                            (2,955)              6,418                   -                  -
                                              ------------------- ------------------- ------------------ -----------------

      Balance at the end of the period                   2,159               5,114                   -                  -

                                              =================== =================== ================== =================
16.      DIVIDENDS

      ORDINARY
      Final dividend proposed
          Franked at 36%                             2,900,000                   -           2,900,000                  -
                                              =================== =================== ================== =================

      FRANKING CREDITS
          Franking credits available
          at the 36% corporate tax rate
          after allowing for tax payable
          in respect of the current year's
          profits and the payment of th
          proposed dividends                        4,821,869           1,574,602              44,237          1,742,520
                                              =================== =================== ================== =================

                                                              Schedule 4/17
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


17.      CONTINGENT LIABILITIES

         Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) arising in respect of:

         COMPANY

         On 11 July 1996 the Company reported that an adverse ruling had been rendered by the Federal Court of Australia in the lawsuit against it by Trumpet over alleged copyright infringements and violations of Australia's Trade Practices Act. In August 1997, the Company put forward an Offer of Compromise for the sum of A$500,000 (inclusive of interest but exclusive of legal fees expended by Trumpet), which offer was duly accepted by Trumpet in settlement of the litigation. While the issue of the amount of the Company's exposure with respect to legal fees previously expensed by Trumpet remained outstanding as at 31 December 1997, agreement has since been reached between the parties within the estimated amount accrued by the Company.

         On 18 March 1997, the Australasian Performing Rights Association ("APRA") filed a statement of claim against the Company. APRA claims that the Company has infringed copyright in a variety of musical works owned and controlled by APRA by permitting the Company's customers to download those works. APRA seeks injunctive relief and damages against the Company. The Company is defending this action and has received the financial support of the Australian Internet industry to defend it. The Company does not believe that this action will give rise to any material liability.

         OzEmail owns an 80% equity interest Voyager, with the remaining 20% equity interest held by two former directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On 2 January 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September 1997, in the High Court of New Zealand for recovery of the share sale price. OzEmail has sought legal advice from legal counsel and intends to defend the matter. The Company has provided for an amount that it believes adequately covers the fair value of the shares and all other costs associated with this claim. However, the Company can give no assurance that the liability will not exceed the ultimate disposition of this proceeding nor that it will not have a material adverse effect.

         CONTROLLED BODIES CORPORATE

         The Company has guaranteed leases of controlled entities in relation to monthly rentals of NZ$2,500(1996: NZ$2,500) and in relation to a finance lease for network equipment totalling NZ$123,507 at 31 December 1997 (1996 NZ$153,000).

                                                                                                      Schedule 4/18
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $
18.      LEASE COMMITMENTS

           Total lease expenditure contracted
           for at balance date, but not
           provided for in the financial
           statements:


           Payable no later than one year           1,538,503         1,034,230         1,469,926         1,007,451
           Payable later than one, not
           later than two years                     1,425,415           996,053         1,333,254           969,274
           Payable later than two, not
           later than five years                    1,145,256         1,522,659         1,023,964         1,474,680
                                              ----------------- ----------------- ----------------- -----------------

                                                    4,109,174         3,552,942         3,827,144         3,451,405
                                              ================= ================= ================= =================
           REPRESENTING:
           Non-cancellable operating leases
                                                    4,109,174         3,552,942         3,827,144         3,451,405
                                              ================= ================= ================= =================

           ANALYSIS OF FINANCE LEASE
           COMMITMENTS:
           Payable not later than one year          4,160,875         1,488,268         4,029,253         1,420,708
           Payable later than one, not
           later than two years                     3,540,536         1,504,915         3,458,568         1,437,364
           Payable later than two, not
           later than five years                      791,653           982,669           776,469           958,099
                                              ----------------- ----------------- ----------------- -----------------

                                                    8,493,064         3,975,852         8,264,290         3,816,171
           Deduct future finance charges on
           finance leases                             674,249           336,666           649,598           313,724
                                              ----------------- ----------------- ----------------- -----------------

           Recognised as a liability                7,818,815         3,639,186         7,614,692         3,502,447
                                              ================= ================= ================= =================

           Representing lease liabilities
           Current                                  3,673,453         1,463,822         3,561,421         1,411,051
           Non current                              4,145,362         2,175,364         4,053,271         2,091,396
                                              ----------------- ----------------- ----------------- -----------------

                                                    7,818,815         3,639,186         7,614,692         3,502,447
                                              ================= ================= ================= =================

                                                            Schedule 4/19

OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


19.      SHARE OWNERSHIP PLANS

         The Company's 1996 Stock Option Plan ("1996 Plan") was approved by shareholders on 1 May 1996. A total of 6,500,000 Ordinary $0.004 Shares have been authorised for issuance under the 1996 Plan. Under the 1996 Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price of not less than 85% of their fair market value on the grant date. A total of 3,250,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 7 June 1996. The exercise price of the options shall be the A$ equivalent of a price of US$1.40 on the day of exercise. The first half of these granted options vested in the option holders on 30 June 1996, provided the option holders remained as employees of the Company on that date. The remaining granted options vest in the option holders on 30 June 1997, provided the option holders remain employees of the Company on that date.
         Currently 68 persons are eligible to participate in the scheme.

         A further 195,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 14 November 1996. The exercise price of the options shall be the A$ equivalent of a price of US$0.75 on the day of exercise. The first half of these granted options vested in the option holders on 31 December 1996, provided the option holders remained as employees of the Company on that date. The remaining granted options vest in the option holders on 31 December 1997, provided the option holders remain employees of the Company on that date. Currently 2 employees are eligible to participate in the scheme.

         3,069,990 A$0.004 ordinary shares have been vested under the 1996 Plan as at 31 December 1997. Of such options, 2,912,490 and 157,500 were vested with an exercise price of the Australian dollar equivalent of US$1.40 and US$0.75 per A$0.004 Ordinary Shares respectively. The options with an exercise price of US$1.40 and US$0.75 must be exercised by July 2000 and November 2001, respectively. Under the 1996 Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price not less than 85% of their fair market value on the grant date. As at 31 December 1997, 114,990 Ordinary Shares called for by such options were held by directors and officers as a group.

                                                                                             NUMBER OF SHARES
                                                                                                AND OPTIONS
                                                                                       31 DECEMBER       31 DECEMBER
                                                                                              1997              1996

           Shares and options employees acquired or became
           entitled to acquire under the plan during the
           period                                                                               -         6,500,000

           Still available to employees under the plan at
           balance date                                                                 3,069,990         3,055,000
                                                                                  ================= =================

           Market price per share or option at balance date                               US$7.625         US$ 8.500
                                                                                  ================= =================

         * Comparative figures have been adjusted to account for the 10 for 1 share split approved by shareholders in September 1997.

                                                                                                      Schedule 4/20
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                         CONSOLIDATED                          COMPANY
                                                          1997              1996              1997              1996
                                                             $                 $                 $                 $
20.      CAPITAL EXPENDITURE COMMITMENTS

           Total capital expenditure contracted
           for at balance date but not
           provided for in the financial
           statements:
           Payable no later than one year           1,997,397         1,015,922         1,997,397         1,015,922
                                              ================= ================= ================= =================

         The above commitments relate to telecommunications plant and equipment and computer equipment, contracted for but not provided in the financial statements.

21.      INVESTMENTS IN CONTROLLED ENTITIES

                      NAME OF ENTITY                  COUNTRY OF           THE COMPANY'S DIRECT OR
                                                    INCORPORATION       INDIRECT INTEREST IN ORDINARY
                                                                                SHARES/EQUITY
                                                                          31 DECEMBER      31 DECEMBER
                                                                                 1997             1996
                                                                                    %                %
           OzEmail Limited
           DIRECTLY CONTROLLED BY OZEMAIL
           LIMITED

           Voyager New Zealand Limited (i)       New Zealand                      80              80
           Cyber Publications Pty Limited        Australia                       100             100
           Web Wide Media Pty Limited            Australia                       100             100
           OzEmail Fax Investments Pty
           Limited                               Australia                       100             100
           OzEmail Telecommunications Pty
           Limited                               Australia                        80              80
           Access One Pty Ltd                    Australia                       100               -
           OzEmail West Pty Ltd (formerly
           Microweb Pty Ltd)                     Australia                       100               -

           DIRECTLY CONTROLLED BY OZEMAIL
           FAX INVESTMENTS LIMITED
           OzEmail Telecommunications
           Partnership                           Australia                         -              80

         (i) Voyager New Zealand Limited carries on business in New Zealand. During the 1996 year Voyager New Zealand Limited increased the value of its issued capital to A$795,074. OzEmail Limited maintained its 80% share through an increase in capital of A$635,977. On 2 January 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September 1997, in the High Court of New Zealand for recovery of the share sale price.

                                                              Schedule 4/21
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


(i)      Acquisition and disposal of controlled entities

         (A)   ACCESS ONE PTY LIMITED

         On 25 November 1997 OzEmail completed the acquisition of Access One Pty Limited ("Access One"), the Internet business of Solution 6 from which date the results of Access One have been incorporated into the consolidated results of the Company. The transaction was completed through the payment of A$5,000,000 and on the basis of the issue of 10,000,000 ordinary A$0.004 OzEmail shares. Of such shares, 7,200,000 were issued to Solution 6 Holdings, with the balance to be issued on satisfaction of determining a working capital adjustment representing the adjustment to the fair value of net assets acquired as determined in accordance with the terms of the agreement for the sale and purchase of the Internet business of Solution 6. The total working capital adjustment represents the best estimate by the Company's management of the amount considered to be repayable by Solution 6. The remaining 2,800,000 shares have been valued under the terms of the agreement at the fair value at the date of the sale, being A$4,407,200 and are included in other accounts payable in the Company's and Consolidated Balance Sheets as of 31 December 1997, with an expectation of being issued before 31 December 1998. As part of the transaction, Solution 6 granted to OzEmail unlisted equity securities being options to acquire 4,160,000 Solution 6 ordinary shares at an exercise price of A$0.75. The option has a term of three years from the completion of the acquisition. These options have been valued at the fair market value as determined on 25 November 1997, being the date of issuance. Additionally, Mr Chris Tyler, chief executive officer of Solution 6, accepted an invitation to join the Board of Directors of OzEmail.

         Details of the aggregate cashflows and consideration relating to the acquisition of Access One Pty Limited and the aggregate assets and liabilities at the date of acquisition were as follows:

                                                                ACQUISITION
                                                                       1997
                                                                          $
          Cash outflow                                            5,000,000
          Issued share consideration                             11,332,800
          Deferred share consideration                            4,407,200
                                                            ----------------

          Consideration paid/(received) by the Company           20,740,000
                                                            ================

          Solution 6 call options                                 1,023,360
          Property, plant and equipment                           2,302,598
          Receivables (net)                                       4,650,755
          Accounts payable and borrowings                        (5,922,227)
          Lease liabilities                                        (602,240)
          Liability for restructure provision                      (985,952)
          Inventories                                                65,079
          Goodwill on acquisition                                20,208,627
                                                            ----------------

          Net assets acquired                                    20,740,000
                                                            ================

                                                              Schedule 4/22
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


         (B)      OZEMAIL WEST PTY LTD

         On 10 September 1997 OzEmail entered into an agreement with FTR Holdings Limited ("FTR"), an entity affiliated with Mr Malcolm Turnbull, a director of OzEmail. Under this agreement, OzEmail purchased all of the issued share capital of Microweb Pty Limited ("Microweb"), a subsidiary of FTR, for a lump sum of A$1.00 and deferred consideration equal to 10% of Microweb's revenues in respect of those areas of Microweb business as outlined in the agreement for a period of two years from the effective date of the agreement of 1 July 1997. Such revenues include, but are not limited to:

         A. all revenue received by OzEmail in respect of any services delivered to any person who at the time of invoice has an account with OzEmail and an invoice address in Western Australia; and
         B. any software products or web developments, developed by Microweb which are sold, licensed, assigned or otherwise deal with, whether such revenue is earned by Microweb, or any other entity which OzEmail owns or controls.

         In October 1997, Microweb underwent a change of name to OzEmail West Pty Limited ("OzEmail West").

         Details of the aggregate cashflows and consideration relating to the acquisition of OzEmail West Pty Ltd and the aggregate assets and liabilities at the date of acquisition were as follows:

                                                                 ACQUISITION
                                                                        1997
                                                                           $

          Cash acquired                                             (26,980)
          Deferred consideration as calculated under the
          agreement                                                 400,000
                                                              ---------------

                                                                    373,020
                                                              ===============

          Receivables                                                82,925
          Other assets                                                  205
          Property, plant and equipment                             105,178
          Trade creditors, other accruals and provisions           (220,365)
          Lease liabilities                                         (82,883)
          Goodwill on acquisition                                   487,960
                                                              ---------------

          Net assets acquired                                       373,020
                                                              ===============

                                                            Schedule 4/23
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


(ii)     Outside equity interests in controlled entities

         VOYAGER NEW ZEALAND LIMITED

         Outside equity interests hold 180,000 NZ$1 ordinary shares in Voyager New Zealand Limited being 20% of the ordinary issued capital.

         OzEmail owns an 80% equity interest Voyager, with the remaining 20% equity interest held by two former directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On 2 January 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September 1997, in the High Court of New Zealand for recovery of the share sale price. OzEmail has sought legal advice from legal counsel and intends to defend the matter. The Company has provided for an amount that it believes adequately covers the fair value of the shares and all other costs associated with this claim. However, the Company can give no assurance that the liability will not exceed the ultimate disposition of this proceeding nor that it will not have a material adverse effect.


                                                                              CONSOLIDATED
                                                                               1997              1996
                                                                                  $                 $

           Outside equity interest in Voyager comprises:

           Share capital                                                   159,012           159,012
           Retained losses- opening                                       (181,048)          (60,260)
           Losses recognised by the chief entity - opening                 104,193                 -


           Retained earning -current year                                 (317,361)         (120,788)
           Losses recognised by the chief entity - current
           year                                                            317,361           104,193
                                                                   ----------------- -----------------

                                                                                 -           (16,595)
                                                                   ----------------- -----------------

           Amount booked as a receivable                                    82,157            82,157
           Less: provision against receivables                             (82,157)          (82,157)
                                                                   ----------------- -----------------

                                                                                 -                 -
                                                                   ================= =================

                                                           Schedule 4/24
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


22.      INVESTMENT IN ASSOCIATES

(a)      OzEmail Interline

         In November 1996, OzEmail Fax Investments Pty Limited ("OzEmail Fax Investments"), a wholly owned subsidiary of OzEmail and Ideata Pty Limited ("Ideata"), a third party company incorporated in Australia, entered into a partnership agreement, in the proportions 80% OzEmail Fax Investments and 20% Ideata, to develop and commercialise devices for voice and fax digitisation and transmission through telephone, Internet and other communications systems as developed by or on behalf of Ideata. In June 1997, Interline AG ("Interline"), a subsidiary of Metro Holding AG ("Metro"), a company incorporated in Switzerland, acquired from the partnership the exclusive licence of the technology in Europe, the United Kingdom and Ireland. The voice/fax system, business, intellectual property in the system, and other assets of this partnership were then transferred to OzEmail Interline Pty Limited ("OzEmail Interline") and the partnership was dissolved on 26 June 1997. Ligapart AG ("Ligapart"), a subsidiary of Metro, then acquired a 40% equity interest in OzEmail Interline for US$5,600,000 from which OzEmail Fax Investments recorded a profit of A$4,791,885. Following this transaction, OzEmail Fax Investments owns a 48% equity interest in OzEmail Interline, with Metro and Ideata holding 40% and 12% equity interests, respectively.

                                                                         1997
                                                                            $
          (i)      RESULTS OF ASSOCIATES

          The economic entity's share of the results of its associates is as follows:

          Operating loss before income tax                        (2,076,452)
          Income tax benefit attributable to operating loss          115,623
                                                               ---------------

          Operating loss after income tax                         (1,960,829)
                                                               ===============

          (ii)     SHARE OF RESERVES ATTRIBUTABLE TO
                   ASSOCIATES

          Retained profits
          - at the beginning of the year                                   -
          - at the end of the year                                (1,960,829)
                                                               ===============

          Share premium reserve
          - at the beginning of the year                                   -
          - at the end of the year                                (2,944,922)
                                                               ===============

          Share capital
          - at the beginning of the year                                   -
          - at the end of the year                                 4,440,000
                                                               ===============

                                                              Schedule 4/25

OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                                         1997
                                                                            $
          (iii)    MOVEMENT IN CARRYING AMOUNT OF INVESTMENT

          Carrying amount at the beginning of the year                     -
          Share of assets transferred/cost of investment           2,491,717
          Less: Share of investment disposed of                     (996,629)
                                                                --------------

                                                                   1,495,088
          Share of net losses for the year                        (1,960,829)
                                                                --------------

          Carrying amount at the end of the year                    (465,741)
                                                                ==============

         (iv)     CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS

         There are no contingent liabilities or capital commitments in existence at year end.

         (v)      SUMMARY PERFORMANCE AND FINANCIAL POSITION OF ASSOCIATES

         The aggregate of assets, liabilities and losses of associates are as follows:

                                                                 1997
                                                                    $

          Net losses after income tax                     (4,085,060)
          Assets                                           26,303,042
          Liabilities                                     (8,268,354)
                                                       =================

         The difference between the carrying amount of the investment accounted for under the equity method and the underlying equity in net assets results from OzEmail Limited not recognising its proportionate share of the intellectual property valued at $19,005,000 as this asset has been recognised upon assets being transferred from the controlled partnership to OzEmail Interline, and is therefore deemed to be an internally generated asset.

23.      SEGMENT REPORTING

         The group operates predominantly in Australasia and predominantly in the Internet service industry.

                                                              Schedule 4/26
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


24.      RELATED PARTY INFORMATION

         CONTROLLING ENTITY

         OzEmail Limited is the immediate and ultimate chief entity in the economic entity comprising the Company and its controlled entities.

         DIRECTORS AND DIRECTOR-RELATED ENTITIES

         The following directors each held office as a director of the Company during the period ended 31 December 1997:

         Sean Howard
         Trevor Kennedy
         Malcolm Turnbull
         David Spence
         Steve Ezzes
         Chris Tyler (appointed 25/11/97)

         Remuneration received or receivable by the directors of entities in the economic entity and aggregate amounts paid in connection with the retirement of directors of entities in the economic entity are disclosed in Note 3.


                                                               CONSOLIDATED                           COMPANY
                                                              1997                 1996             1997               1996
                                                                 $                    $                $                  $
           Loans to directors of entities in the
           economic entity and their director-related
           entities are disclosed in Note 5 to the
           financial statements.

           Loan advanced from:
           at 10% interest per annum -
           S Howard                                              -              400,000                -            400,000
           T Kennedy                                             -              450,000                -            450,000
           M Turnbull                                            -              450,000                -            450,000
           Loan repayments:
           at 10% interest per annum - to:
           S Howard                                              -           (1,136,086)               -         (1,136,086)
           T Kennedy                                             -             (450,000)               -           (450,000)
           M Turnbull                                            -             (450,000)               -           (450,000)
           Loan repayments:
           at 10% interest per annum - from:
           S Howard                                              -              130,930                -            130,930

           Interest income/(expense) on loan
           to/from director related entities
           charged against operating profit
           before income tax                                 3,484              (68,122)           3,484            (68,122)

                                                                Schedule 4/27
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


SHARE AND SHARE OPTION TRANSACTIONS WITH DIRECTORS AND THEIR
DIRECTOR-RELATED ENTITIES

The aggregate number of shares and share options issued to directors of the Company and the economic entity and their director-related entities during the year were:

                                                            CONSOLIDATED                           COMPANY
                                                               1997            1996               1997               1996
ISSUING ENTITY           CLASS OF SHARE OR                 NUMBER             NUMBER          NUMBER                NUMBER
                         OPTION

OzEmail Limited          Options over ordinary
                         shares
                                                                -            100,000               -            100,000
                                                  ================== =============== ================== ==================

All issues were made on terms and conditions no more favourable than those offered to other share and option holders.

The aggregate number of shares and share options held by directors of the Company and the economic entity and their director-related entities at balance date were:

                                                    CONSOLIDATED                           COMPANY
ISSUING ENTITY           CLASS OF SHARE OR             1997            1996               1997               1996
                         OPTION                           $               $                  $                  $

OzEmail Limited          Ordinary shares               70,150,000         70,000,000      70,150,000         70,000,000
                         Options over ordinary
                         shares
                                                        5,475,600          5,775,600       5,475,600          5,775,600
                                                  ================== =============== ================== ==================

In August 1995, Mr David Spence, the President and Chief Operating Officer of OzEmail, was granted an option to purchase 5,675,600 ordinary shares in OzEmail at an exercise price of A$0.33 per share, which will expire in July 2000. The option vests rateably over three years, with one-third of the ordinary shares vesting on each of 30 June 1996, 1997, and 1998. In August 1997, Mr Spence acquired 300,000 shares by exercising a portion of his options, which he subsequently sold on the NASDAQ National Market.

OTHER TRANSACTIONS WITH DIRECTORS OF THE COMPANY AND THEIR DIRECTOR RELATED ENTITIES.

Directors receive free usage of the Internet as part of their integral daily duties and management of the Company.

In March 1996, the original shareholders of the Company agreed to provide the Company with financial assistance as and when required, through 31 May 1997. The Company and the shareholders did not formalise the terms by which any advances would be made under the arrangement.

Consulting services were provided by a director-related entity, Turnbull and Partners Limited. Aggregate remuneration paid during the period was $185,742 (1996: $Nil).

In the year ended 31 December 1997 the Company paid $7,980 to a company affiliated with one of its non-executive directors for rental of office accommodation.

                                                            Schedule 4/28
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


         In September 1996, the Company entered into an agreement with FTR Holdings Limited ("FTR"), an entity affiliated with Turnbull & Partners Limited ("TPL"). Mr Malcolm Turnbull, a director of the Company, is a controlling shareholder of TPL. The agreement appointed FTR as the Company's sole and exclusive representative in Western Australia to seek new accounts, service existing Company accounts and market the Company's services and products. The Company is required to pay FTR a monthly fee based on 25% of the Internet access charges paid to the Company by Western Australia customers net of any amounts paid to third parties who introduce customers to the Company and net of 3% of all national access charges paid to the Company. Hitherto, the Company has had no representation in Western Australia. FTR's operations are based in that State.

         On 10 September 1997 OzEmail entered into an agreement with FTR Holdings Limited ("FTR"), an entity affiliated with Mr Malcolm Turnbull, a director of OzEmail. Under this agreement, OzEmail purchased all of the issued share capital of Microweb Pty Limited ("Microweb"), a subsidiary of FTR, for a lump sum of A$1.00 and deferred consideration equal to 10% of Microweb's revenues in respect of those areas of Microweb business as outlined in the agreement for a period of two years from the effective date of the agreement of 1 July 1997. Such revenues include, but are not limited to:

         A. all revenue received by OzEmail in respect of any services delivered to any person who at the time of invoice has an account with OzEmail and an invoice address in Western Australia; and

         B. any software products or web developments, developed by Microweb which are sold, licensed, assigned or otherwise deal with, whether such revenue is earned by Microweb, or any other entity which OzEmail owns or controls.

         In October 1997, Microweb underwent a change of name to OzEmail West Pty Limited ("OzEmail West").

         Transactions entered into during the period with directors of the Company and its controlled entities and their director-related entities were made on normal terms and conditions.

         TRANSACTIONS WITH ENTITIES IN THE WHOLLY-OWNED GROUP

         OzEmail Limited is the immediate chief entity in the economic entity comprising the Company and its controlled entities.

         The Company advanced and repaid loans, received loans and provided accounting assistance and management services to other entities in the wholly owned group during the current and previous financial years. With the exception of interest free loans provided by the Company, these transactions were on commercial terms and conditions.

                                                                                                      Schedule 4/29
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


         TRANSACTIONS WITH OTHER RELATED PARTIES

         The aggregate amounts bought to account in respect of the following types of transactions and each class of related party involved were:

                                                                 CONSOLIDATED                      COMPANY
           TRANSACTION TYPE      CLASS OF OTHER                   1997            1996            1997            1996
                                 RELATED PARTY                       $               $               $               $

           Loans advanced to      Controlling entities               -               -      (3,987,738)     (4,668,825)
                                  Associates                 4,256,318               -       4,256,318               -

           Loan repayments from
                                  Controlling entities               -               -               -         253,328

           Loans advanced from
                                  Controlling entities               -               -       9,614,049               -

           Loan repayments to     Controlling entities               -               -      (3,514,807)              -
                                                        =============== =============== =============== ==============

         The above loans are interest free.

         AMOUNTS RECEIVABLE FROM AND PAYABLE TO ENTITIES IN THE
         WHOLLY-OWNED GROUP AND OTHER RELATED PARTIES

         Amounts receivable from and payable to controlled entities and other related parties have been disclosed in Note 5 and Note 12 respectively.

         OWNERSHIP INTEREST IN RELATED PARTIES

         Interests held in controlled entities and associated companies are set out in Note 9, Note 21 and Note 22.

25.      SUBSEQUENT EVENTS

         EQUITY INTEREST IN OZEMAIL INTERLINE

         As previously discussed in note 22 to the accounts OzEmail originally acquired an 80% interest in OzEmail Interline when it transferred assets from an 80% owned partnership to OzEmail Interline in June 1997. OzEmail subsequently sold 32% of its interest to Metro and recorded a profit on the sale of $4,791,885.

         OzEmail has equity accounted its interest in OzEmail Interline in its consolidated accounts during the 31 December 1997 year. OzEmail's results for the year therefore include its 48% interest in the net loss of OzEmail Interline being $1,960,829.

                                                            Schedule 4/30
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


         On 15 April 1998, OzEmail bought out Metro's 40% interest in OzEmail Interline to regain control of the company and give it the flexibility required to more effectively manage and develop the European market potential. OzEmail issued 540,000 ADSs with a market value of US$22.125 per ADS at close of business on that date in consideration for the 40% of shares acquired in OzEmail Interline giving rise to total consideration of $18,380,769. Metro also agreed to forgive a debt of $2,043,000 currently owed by OzEmail Interline. This debt forgiveness was in respect of its obligation to contribute to running costs under Clause 6 of the shareholders' deed. OzEmail will therefore consolidate OzEmail Interline from 15 April 1998, being the date it increased its equity interest to 88%.

         At the same time OzEmail and Metro agreed to terminate the Metro licence agreement for no consideration due to a number of factors including the fact that no material sub-licences had been issued in Europe and no network rollout had been undertaken.

         It should be noted that under US GAAP as this repurchase occurred within 12 months of the original sale, the Company is required under SEC staff accounting bulletin to reverse the original sale and restate its US filings accordingly. The impact of this is that under US GAAP the Company has recorded a net loss after tax of approximately $14,290,000 for the year to 31 December 1997.

         OTHER

         In January 1997, the Company sold the Australian Net Guide business and its 50% equity holding in New Zealand Net Guide Limited to Industrial Press Limited, a third party New Zealand company.

         Options to acquire 1,080,000 Ordinary Shares (equivalent to 108,000 ADSs) were granted on 6 January 1998 to certain employees of the Company. The exercise price of the options is A$12. Of these options, 50% vest in the option holders on 31 December 1998 and the remaining 50% vest on 31 December 1999.

         At 31 December 1996 the Company had a note receivable of A$27,000 from a director. The balance on this note receivable as at 31 December 1997, was A$32,000. The note has an interest rate of 10% and is due on demand. Subsequent to 31 December 1997 this amount has been repaid.

         On March 31 1998, the Company acquired from Camtech (SA) Pty Limited ("Camtech") its Internet access business in South Australia. The consideration for the acquisition will be equal to two thirds of Camtech's revenues over the next twelve months. The immediate payment to Camtech was 1,103,240 Ordinary Shares (equivalent to 110,324 ADSs) which is equal to two thirds of Camtech's revenue run rate of approximately $4,000,000 at the time of acquisition. Any balance payment will be made at the end of the first quarter 1999. Secondly as an incentive to assist in this development of the business, the principals of Camtech will receive from OzEmail a payment of 5% of the Internet access revenues arising from the business over the next two years.

                                                                                     Schedule 4/31
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


26.      EARNINGS PER SHARE

                                                                         CONSOLIDATED
                                                                         1997                  1996
                                                            CENTS PER SHARE

           Basic earnings per share                                      $0.008             $0.005
                                                            ================== =====================

           Diluted earnings per share is not
           materially different from
           basic earnings per share.
                                                                            NUMBER
           Weighted average number of ordinary
           shares on issue used in the calculation
           of basic earnings per share.                           104,347,407           89,246,580
                                                            ================== =====================

         CLASSIFICATION OF SECURITIES

         In August 1995 the Company granted to an employee options to purchase 5,675,600 Ordinary Shares at a price of A$0.33 per share of which 300,000 options have been exercised. The options expire on 31 July 2000. A total of 3,250,000 additional options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 7 June 1996. The exercise price of the options shall be the A$ equivalent of a price of US$14 on the day of exercise. These potential shares have been excluded from the earnings per share calculation as they are not considered dilutive in the calculation of diluted earnings per share.

         A further 195,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 14 November 1996. The exercise price of the options shall be the A$ equivalent of a price of US$0.75 on the day of the exercise. These potential shares have been excluded from the earnings per share calculation as they are not considered dilutive in the calculation of diluted earnings per share.

         2,800,000 shares are still to be issued, within the next six months, as consideration in relation to the purchase of Access One Pty Limited, upon satisfaction of the Solution 6 working capital adjustment. These unissued shares have been excluded from the earnings per share calculation as they are not considered dilutive in the calculation of diluted earnings per share.

                                                                                                      Schedule 4/32
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


                                                             CONSOLIDATED                            COMPANY
                                                         1997               1996              1997               1996
                                                                   $                   $               $                    $
27.      CASH FLOW INFORMATION
(i)      Reconciliation of cash

           Cash at the end of the financial year
           as shown in the statements of cash
           flows is reconciled to the related
           items in the balance sheets as
           follows:

           Cash                                         49,166,028            44,615,309       46,969,254        44,443,187
           Bank overdraft                                        -               (63,783)               -                 -
                                                   ------------------ ------------------- --------------- --------------------

                                                        49,166,028            44,551,526       46,969,254        44,443,187
                                                   ================== =================== =============== ====================
(ii)     Reconciliation of net cash flows from
         operating activities to operating
         profit after income tax

           Operating profit after income tax             2,987,742              417,184           203,415         2,346,705
           Depreciation and amortisation                 8,967,915            2,022,717         8,006,153         1,851,559
           Write down/ Loss on investment                1,546,240               29,091         1,546,240            29,091
           Gain on sale of investment in
           securities                                            -             (112,399)                -          (112,399)
           Gain on sale of interests in
           associates and subsidiaries                  (5,732,564)                   -                 -                 -
           Foreign exchange gain                           (58,436)            (873,252)          (58,436)         (867,149)
           Amounts credited to provisions
           against assets                                1,680,329                    -         3,729,170         1,242,145
           Writeback of provisions                      (1,452,003)                   -                 -                 -
           Other                                            44,388                    -            44,388                 -
           Share of associates accumulated losses        1,960,829                    -                 -                 -
           Changes in assets and liabilities
             Increase in trade and other debtors        (2,969,194)          (2,440,712)       (3,498,797)       (2,551,869)
             Increase in prepayments                       224,704           (1,064,923)         (263,281)         (892,882)
             Increase in trade and other
             creditors, net interest payable and
             employee entitlements                       7,235,706            7,331,332         5,863,102         6,679,471
             Increase/(decrease) in net deferred
             tax benefits                                 (428,531)             269,722          (262,668)         (173,214)
             (Decrease)/increase in tax payable          3,683,436             (166,966)         (826,350)          (72,512)
                                                   ------------------ ------------------- --------------- --------------------

           Net cash inflows/(outflows) from
           operating activities                         17,690,561            5,411,794        14,482,936         7,478,946
                                                   ================== =================== =============== ====================

                                                               Schedule 4/33
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


(iii)    Non-cash financing and investing activities

         TRANSFER OF ASSETS

         During the financial year, subsidiaries of the Company transferred assets to both unrelated companies and associate companies in return for equity investments. These transactions are further detailed in note 9 and note 22 to the financial statements, and have not been reflected in the statements of cash flows.

         The Company also acquired and disposed of subsidiaries during the year which comprised part non cash consideration. These amounts are further detailed in note 21 to the financial statements.

         PROPERTY, PLANT AND EQUIPMENT

         During the financial period the parent entity and a controlled entity acquired plant and equipment with an aggregate fair value of $5,000,000 (1996: $3,614,301) by means of finance leases.

         These acquisitions are not reflected in the statements of cashflows.

28.      FUTURE INCOME TAX BENEFIT

         Potential future income tax benefits of $897,137 (1996: $325,886) attributable to tax losses carried forward by a controlled entity have not been bought to account in the consolidated accounts at balance date because the directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain.

         This benefit will only be obtained if:

         (i) the controlled entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised: or

         (ii) the controlled entity continues to comply with the conditions for deductibility imposed by the law; and

         (iii) no change in tax legislation adversely affect the controlled entity or the economic entity in realising the benefit from the deductions for the loss.

                                                                                                      Schedule 4/34
OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements


29.      ADDITIONAL FINANCIAL INSTRUMENT DISCLOSURES

(i)      Interest rate risk

                                         WEIGHTED
                                         AVERAGE                      FIXED INTEREST RATE
                                        EFFECTIVE      FLOATING          MATURITIES                NON
                                        INTEREST       INTEREST     1 YEAR OR       1 TO 5       INTEREST
          31 DECEMBER 1997                RATE          RATE          LESS          YEARS        BEARING        TOTAL
                                            %             $             $            $              $            $

          ASSETS
          Cash                              5.8%    49,166,028                                              49,166,028
          Trade debtors                                                                       7,728,518      7,728,518
          Loan to director related           10%                      31,528                                    31,528
          entity
          Amounts receivable from
          other persons                                                                       2,918,917      2,918,917
          Shares and other equity
          investments                                                                         1,559,019      1,559,019
          Loans to associates               7.3%     4,256,318                                               4,256,318
                                                  ------------- ------------- ------------ -------------- ------------

          Total financial assets                    53,422,346        31,528             -   12,206,454     65,660,318
                                                  ------------- ------------- ------------ -------------- ------------

          LIABILITIES
          Trade accounts payable                                                             19,446,478     19,446,478
          Other accounts payable                                                              7,217,249      7,217,249
          Lease liabilities                 7.7%                   3,673,453     4,145,362                   7,818,815
          Employee entitlements                                                               1,066,689      1,066,689
          Dividends payable                                                                   2,900,000      2,900,000
                                                  ------------- ------------- ------------ -------------- ------------

          Total financial liabilities                        -     3,673,453     4,145,362   30,630,416     38,449,411
                                                  ------------- ------------- ------------ -------------- ------------

          Net financial assets/
          (liabilities)                             53,422,346     (3,641925)   (4,145,362) (18,423,962)    27,211,097
                                                  ------------- ------------- ------------ -------------- ------------

                                                                 Schedule 5
OzEmail Limited and Controlled Entities
ACN 066 387 157

Directors' Statement





In accordance with a resolution of the directors of OzEmail Limited, in the opinion of the directors:

(a) the accounts of the Company are drawn up so as to give a true and fair view of the profit of the Company for the period ended 31 December 1997 and the state of affairs of the Company as at 31 December 1997;

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due; and

(c) the consolidated accounts of the economic entity have been made out in accordance with Divisions 4A and 4B of the Corporations Law and so as to give a true and fair view of the profit of the economic entity for the period ended 31 December 1997 and the state of affairs of the economic entity as at 31 December 1997.

The accounts have been made out in accordance with applicable accounting standards and Urgent Issues Group Consensus Views.



                                            For and on behalf of the board



                                                                M Turnbull
                                                                  Chairman



Sydney                                                            S Howard
24 April 1998                                      Chief Executive Officer

Independent Audit Report to the Members of

OzEmail Limited


SCOPE

We have audited the financial statements of OzEmail Limited (the Company) for the period ended 31 December 1997 as set out on schedules 1 to 5. The financial statements consist of the accounts of the Company and the consolidated accounts of the economic entity comprising the Company and the entities it controlled at the end of, or during, the financial year. The Company's directors are responsible for the preparation and presentation of the financial statements and the information they contain. We have conducted an independent audit of these financial statements in order to express an opinion on them to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial statements are presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements, being Urgent Issues Group Consensus Views, and the Corporations Law so as to present a view which is consistent with our understanding of the Company's and the economic entity's state of affairs, the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial statements of the Company are properly drawn up:

(a)      so as to give a true and fair view of:

         (i) the state of affairs as at 31 December 1997 and the results and cash flows for the financial year ended on that date of the Company and the economic entity; and

         (ii)     the other matters required by Divisions 4, 4A and 4B of
                  Part 3.6 of the Corporations Law to be dealt with in the financial statements;

(b)      in accordance with the provisions of the Corporations Law; and

(c) in accordance with applicable accounting standards and other mandatory professional reporting requirements.

                                                          Price Waterhouse
                                                     Chartered Accountants

Sydney                                                         MJ Mitchell
24 April 1998                                                      Partner

10. GLOSSARY OF TERMS


ASX                   Australian Stock Exchange Limited

ADS                   American Depository Share (each representing
                      10 OzEmail ordinary shares)

56 kbps Equivalent to a single high-speed telephone service line; capable of transmitting one voice call or 56 kbps of data. Currently in widespread use by medium and large businesses primarily for entry level high-speed data and very low-speed video applications.

ATM Asynchronous Transfer Mode. A low latency, fixed delay information transfer standard for routing traffic. The ATM format can be used by many different information systems, including LANs, to deliver traffic at varying rates, permitting a mix of data, voice and video.

Australian            GAAP Australian Accounting Standards and
                      other mandatory professional reporting
                      requirements, being Urgent Issues Group
                      Consensus Views.

backbone A centralized high-speed network that interconnects smaller, independent networks.

bandwidth             The number of bits of information that
                      can move through a communications medium in given amount of time; the capacity of a telecommunications circuit/network to carry voice, data and video information.
                      Typically measured in kbps and Mbps.
                      Bandwidth from public networks is
                      typically available to business and
                      residential end-users in increments from
                      64 kbps.

Company OzEmail Limited ACN 066 387 157 and/or its controlled entities, as appropriate.

E-mail An application that allows a user to send or receive text messages to or from any other user with an Internet address, commonly termed an E-mail address.

firewall A system placed between networks that filters data passing through it and removes unauthorized traffic, thereby enhancing the security of the network.

frame                 relay A variable delay information
                      transfer standard for relaying traffic.
                      Frame relay can be an economical means to backhaul traffic to an ATM network.

FTP File Transfer Protocol. A protocol that allows file transfer between a host and a remote computer.

gateway A point within a network that interconnects with other network(s).

hub                   A location within a network where there
                      is an agglomeration of links and
                      equipment through which traffic is routed to other points in the network.

Internet              A global collection of interconnected
                      computer networks which use TCP/IP, a
                      common communications protocol.

IP                    Internet Protocol

ISDN                  Integrated Services Digital Network. An
                      information transfer standard for
                      transmitting digital voice and data over telephone lines at speeds up to 128 kbps.

ISP                   Internet Service Provider

kbps Kilobits per second. A transmission rate. One kilobit equals 1,024 bits of information.

LAN Local Area Network. A data communications network designed to interconnect personal computers, workstations, minicomputers, file servers and other communications and computing devices within a localized environment.

Leased line Telecommunications line dedicated to a particular customer along a predetermined route.

Mbps                  Megabits per second.  A transmission rate.
                      One Megabit equals 1,024 kilobits of information.

Modem A device for transmitting digital information over an analog telephone line.

NASDAQ The Nasdaq Stock Market operated by the Nasdaq Stock Market, Inc. a subsidiary of the National Association of Securities Dealers, Inc. in the USA.

NAP Network Access Point. A location at which ISPs exchange each other's traffic.

Offer                 The offer to sell shares in OzEmail set out in the
                      Section 2 of this Memorandum

Online services Commercial information services that offer a computer user access to a specified slate of information, entertainment and communications menus on what appears to be a single system.

Optus                 Optus Communications Pty Limited ACN 052 833 208

OzEmail OzEmail Limited ACN 066 387 157 and/or its controlled entities, as appropriate.

OzEmail Interline     OzEmail Interline Pty Limited ACN 078 742 891

Peering               The commercial practice under which
                      nationwide ISPs exchange each other's
                      traffic without the payment of settlement charges.

POPs                  Points-of-presence. Geographic areas
                      within which the Company provides local
                      call access to company services.

Router                A system placed between networks that
                      relays data to those networks based upon a destination address contained in the data packets being routed.

Server Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term means the computer on which server software runs.

SLIP/PPP A protocol used to encapsulate IP data over point to point links.

SMTP Simple Mail Transfer Protocol, used in pin relay and delivery of electronic mail (Email).

TCP/IP                Transmission Control Protocol/Internet
                      Protocol. A suite of network protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

Telstra               Telstra Corporation Limited ACN 051 775 556

Telnet                Remote access to a server or network via a terminal.

T-3 A data communications circuit capable of transmitting data at 45 Mbps.

Underwriter           ANZ Securities Limited ACN 004 997 111

UNIX                   A computer operating system frequently  found on
                      workstations and PCs and noted for its portability and communications functionality.

UUCP Unix to Unix copy - a batch made file transfer typically used for news and email services.

VPN Virtual Private Network. A network capable of providing the tailored services of a private network (i.e., low latency, high throughput, security and customization) while maintaining the benefits of a public network (i.e. ubiquity and economies of scale)

World Wide Web or Web A system that supports easy access to documents that have been linked across the Internet. The documents contain links to each other, hence the term Web. Users do not have to know the locations of particular documents and work through a user friendly interface.

Webserver             A server connected to the Internet from  which Internet
                      users can obtain information.

------------------------------------------------------------------------------------------------------------------------
Pin cheque(s) here. Do not staple.

APPLICATION FORM FOR PURCHASE OF SHARES IN OZEMAIL LIMITED ("THE COMPANY")


Share registry's use only                                                                    Broker's stamp only,
                                                                                             including current
                                                                                             ASX number

Broker's use only


FOR ITEMS A TO G REFER TO THE GUIDE ON REVERSE.
PLEASE USE BLOCK LETTERS

A    I/We apply to purchase                              Shares

B    I/We lodge full Application Moneys                  $          .00

C    COMPLETE FULL NAME DETAILS
     Applicant's given name or company name                  Surname

     Joint applicant 2 or designated account                 Surname

     Joint applicant 3 or designated account                 Surname


D    COMPLETE ADDRESS DETAILS
     Number and Street

     Suburb, City or Town                                    State                                   Postcode


E    TELEPHONE DETAILS
     Home                               Work                Contact name


F    TAX FILE NUMBER/EXEMPTION(S)
     Applicant 1: TFN                 Applicant 2: TFN                                         Applicant 3: TFN

I/We authorise the Company to apply these Tax File Number(s) or Exemption(s) to all my/our investments in the Company.

    CHEQUE DETAILS
    Drawer                         Cheque No.                      BSB                             A$

G DECLARATION: I/We make the declaration and, if appropriate, give the representation and warranties listed on the reverse of the form and agree to be bound by the Memorandum and Articles of Association of the Company if I/We become shareholders. No signature required. YOU SHOULD
   READ THE INFORMATION MEMORANDUM CAREFULLY BEFORE COMPLETING THIS APPLICATION FORM. Return your completed Application Form with cheque payable to "OzEmail Share Offer" to: ANZ Stockbroking Limited PO Box
   360, Collins Street West, VIC 3007 Level 10, 530 Collin St, Melbourne
   VIC 3000
------------------------------------------------------------------------------

YOUR GUIDE TO THE APPLICATION FORM
Please complete all relevant sections of the Application Form using BLOCK LETTERS. These instructions are cross-referenced to each section of the Application Form. Further particulars and the correct forms of registrable names to use on the Application Form are contained in the table below. IF YOU HAVE ANY QUERIES CONCERNING THE COMPLETION OF THIS APPLICATION FORM PLEASE CALL THIS TELEPHONES NUMBER:

                                  13 13 70

A Insert the number of Shares you wish to apply for. The Application must be for a minimum of 1000 Shares and thereafter in multiples of 100 Shares.


B Insert the relevant amount of Application Moneys. To calculate your Application Moneys, multiply the number of Shares applied for by the Application Price Per Share as specified in the accompanying letter from ANZ Securities Limited. The final price per share payable will be set in accordance with the formula set out in the "Details of Offer"
     section in the Information Memorandum. It will not be more than the Application Price Per Share. If it is less, a refund of the difference will be made to the applicant within one month of allocation of shares.


C Write the full name you wish to appear on your statements of shareholding. This must be either your own name or the name of a company. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registrable name. Applications using the wrong form of name will be rejected. CHESS participants should complete their name and address in the same format as they are presently registered in the CHESS system.


D Please enter your postal address for all correspondence. All communications to you from the OzEmail Share Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered. All Applicants must provide an address in Australia.

E Please enter your telephone number(s), area code and contact name in case we need to contact you in relation to your Application.


F Enter your Tax File Number (TFN) or exemption category. Where applicable, please enter the TFN for each joint Applicant. Quotation of your TFN is not compulsory and failure to do so will not affect your Applicant.


G    Please complete cheque details as requested:


     o Make your cheque payable to "OzEmail Share Offer" in Australian currency and cross it Not Negotiable.
     o  Your cheque must be drawn on an Australian bank
     o  The amount should agree with the amount show in B.
     o Sufficient cleared funds should be held in your account, as cheques returned unpaid will result in your Application being rejected.
     o Pin (do not staple) your cheque(s) to the Application Form where indicated.

  APPLICATION FORMS MUST BE RECEIVED NO LATER THAN 5.00 PM ON 1 JUNE 1998
    (ANZ SECURITIES LIMITED MAY NOTIFY YOU THAT THIS DATE IS EXTENDED)

OVERSEAS RESIDENTS ONLY

By By applying for Shares and completing this Application Form I/we represent and warrant that I am/we are not in the United States and are not acting for the account or benefit of a person within the United States unless I am/we are so acting with investment discretion with respect to an account of that person. I/we acknowledge that the Shares I/we have applied for have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered, sold or resold in the United States, except in accordance with an available exemption from registration.

CORRECT FORM OF REGISTRABLE TITLE

Only legal entitles are allowed to hold Shares. Applications must be in the name(s) of a natural person(s), companies or other legal entitles. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the example of correct forms of registrable title below:

TYPE OF INVESTOR                         CORRECT FORM OF                   INCORRECT FORM OF
                                         REGISTRABLE TITLE                 REGISTRABLE TITLE

INDIVIDUAL                               John Andrew Smith                 J A Smith
O   Use given names, not initials
COMPANY                                  ABC Pty Ltd                       ABC P/L
O   Use company title, not                                                 ABC Co
    abbreviations
TRUSTS                                   Sue Smith                         Sue Smith Family Trust
O   Use trustee(s), personal name(s),    Sue Smith Family A/C
    do not use the name of the trust.
DECEASED ESTATES                         Joan Smith                        Estate of late George Smith
O   Use executor(s) personal name(s),    Est George Smith A/C
    do not use the name of the
    deceased
PARTNERSHIPS                             John Smith and Joan Smith         Smith and Partners
O    Use partners' personal names,
     do Smith and Partners A/C
     not use the name of the
     partnership
CLUBS/INCORPORATED BODIES/BUSINESS       Sue Smith                         ABC Tennis Association
NAMES                                    ABC Tennis Association A/C
O   Use office bearer(s) personal
    name(s), do not use the name of
    the club etc.
SUPERANNUATION FUNDS                     Joan Smith Pty Ltd                Joan Smith Pty Ltd Superannuation
O   Use name of trustee of fund, do      Super Fund A/C
    not use the name of the fund

-----------------------------------------------------------------------------------------------
Pin cheque(s) here. Do not staple.

APPLICATION FORM FOR PURCHASE OF SHARES IN OZEMAIL LIMITED ("THE COMPANY")

Share registry's use only                                                          Broker's stamp only,
                                                                                   including current
                                                                                   ASX number

Broker's use only


FOR ITEMS A TO G REFER TO THE GUIDE ON REVERSE.
PLEASE USE BLOCK LETTERS

A   I/We apply to purchase                            Shares

B   I/We lodge full Application Moneys                $         .00

C   COMPLETE FULL NAME DETAILS
    Applicant's given name or company name                Surname

    Joint applicant 2 or designated account               Surname

    Joint applicant 3 or designated account               Surname

D   COMPLETE ADDRESS DETAILS
    Number and Street

    Suburb, City or Town                                  State                         Postcode

E   TELEPHONE DETAILS
    Home                               Work            Contact name

F   TAX FILE NUMBER/EXEMPTION(S)
    Applicant 1: TFN                         Applicant 2: TFN                         Applicant 3: TFN

I/We authorise the Company to apply these Tax File Number(s) or Exemption(s) to all my/our investments in the Company.

G   CHEQUE DETAILS
    Drawer                         Cheque No.                 BSB                          A$

DECLARATION: I/We make the declaration and, if appropriate, give the representation and warranties listed on the reverse of the form and agree to be bound by the Memorandum and Articles of Association of the Company if I/We become shareholders. No signature required. YOU SHOULD READ THE INFORMATION MEMORANDUM CAREFULLY BEFORE COMPLETING THIS APPLICATION FORM. Return your completed Application Form with cheque payable to "OzEmail
Share Offer" to: ANZ Stockbroking Limited PO Box 360, Collins Street West, VIC 3007 or Level 10, 530 Collin St, Melbourne VIC 3000
-----------------------------------------------------------------------------

YOUR GUIDE TO THE APPLICATION FORM

Please complete all relevant sections of the Application Form using BLOCK LETTERS. These instructions are cross-referenced to each section of the Application Form. Further particulars and the correct forms of registrable names to use on the Application Form are contained in the table below.

IF YOU HAVE ANY QUERIES CONCERNING THE COMPLETION OF THIS APPLICATION FORM PLEASE CALL THIS TELEPHONES NUMBER: 13 13 70

A Insert the number of Shares you wish to apply for. The Application must be for a minimum of 1000 Shares and thereafter in multiples of 100 Shares.

B Insert the relevant amount of Application Moneys. To calculate your Application Moneys, multiply the number of Shares applied for by the Application Price Per Share as specified in the accompanying letter from ANZ Securities Limited. The final price per share payable will be set in accordance with the formula set out in the "Details of Offer"
    section in the Information Memorandum. It will not be more than the Application Price Per Share. If it is less, a refund of the difference will be made to the applicant within one month of allocation of shares.

C Write the full name you wish to appear on your statements of shareholding. This must be either your own name or the name of a company. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registrable name. Applications using the wrong form of name will be rejected. CHESS participants should complete their name and address in the same format as they are presently registered in the CHESS system.

D Please enter your postal address for all correspondence. All communications to you from the OzEmail Share Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered. All Applicants must provide an address in Australia.

E    Please enter your telephone number(s), area code and contact name in case we need to contact you in relation to your Application.

F Enter your Tax File Number (TFN) or exemption category. Where applicable, please enter the TFN for each joint Applicant. Quotation of your TFN is not compulsory and failure to do so will not affect your Applicant.


G   Please complete cheque details as requested:

    o Make your cheque payable to "OzEmail Share Offer" in Australian currency and cross it Not Negotiable.
    o  Your cheque must be drawn on an Australian bank.
    o  The amount should agree with the amount show in B.
    o Sufficient cleared funds should be held in your account, as cheques returned unpaid will result in your Application being rejected.
    o Pin (do not staple) your cheque(s) to the Application Form where indicated.

  APPLICATION FORMS MUST BE RECEIVED NO LATER THAN 5.00 PM ON 1 JUNE 1998
     (ANZ SECURITIES LIMITED MAY NOTIFY YOU THAT THIS DATE IS EXTENDED)

OVERSEAS RESIDENTS ONLY

By applying for Shares and completing this Application Form I/we represent and warrant that I am/we are not in the United States and are not acting for the account or benefit of a person within the United States unless I am/we are so acting with investment discretion with respect to an account of that person. I/we acknowledge that the Shares I/we have applied for have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered, sold or resold in the United States, except in accordance with an available exemption from registration.

CORRECT FORM OF REGISTRABLE TITLE

Only legal entitles are allowed to hold Shares. Applications must be in the name(s) of a natural person(s), companies or other legal entitles. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the example of correct forms of registrable title below:

TYPE OF INVESTOR                          CORRECT FORM OF              INCORRECT FORM OF
                                          REGISTRABLE TITLE            REGISTRABLE TITLE

INDIVIDUAL                               John Andrew Smith             J A Smith
o    Use given names, not initials
COMPANY                                  ABC Pty Ltd                   ABC P/L
o    Use company title, not                                            ABC Co
     abbreviations
TRUSTS                                   Sue Smith                     Sue Smith Family Trust
o    Use trustee(s), personal name(s),   Sue Smith Family A/C
     do not use the name of the trust.
DECEASED ESTATES                         Joan Smith                    Estate of late George Smith
o    Use executor(s) personal name(s),   Est George Smith A/C
     do not use the name of the
     deceased
PARTNERSHIPS                             John Smith and Joan Smith     Smith and Partners
o    Use partners' personal names, do    Smith and Partners A/C
     not use the name of the
     partnership
CLUBS/INCORPORATED BODIES/BUSINESS       Sue Smith                     ABC Tennis Association
NAMES                                    ABC Tennis Association A/C
o    Use office bearer(s) personal
     name(s), do not use the name
     of the club etc.
SUPERANNUATION FUNDS                     Joan Smith Pty Ltd            Joan Smith Pty Ltd Superannuation
o    Use name of trustee of fund, do     Super Fund A/C
     not use the name of the fund